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02030594

REGISTRANT'S NAME Volkswagen AG

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PROCESSED

APR 16 2002

THOMSON FINANCIAL

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FILE NO. 82- 2188 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 3/28/02

VOLKSWAGEN AG

Annual Report 2001

Volkswagen Group

Volume Data		2001	2000	%
Vehicle sales	units	5,107,142	5,165,048	– 1.1
Production	units	5,107,945	5,156,455	– 0.9
Workforce at December 31		322,070	324,402	– 0.7

Financial Data according to IAS in million €	2001	2000	%
Sales revenue	88,540	83,127	+ 6.5
Operating profit	5,424	4,024	+ 34.8
Profit before tax	4,409	3,719	+ 18.6
– excluding one-off expenditure in respect of End of Life Vehicles Directive	4,532	4,193	+ 8.1
Profit after tax	2,926	2,614	+ 12.0
Research and development costs	2,660	3,389	– 21.5
Cash flows from operating activities	10,038	9,210	+ 9.0
Cash flows from investing activities	15,191	14,563	+ 4.3
Automotive Division:			
Cash flows from operating activities	8,036	6,615	+ 21.5
Cash flows from investing activities	7,763	9,074	– 14.4

Key Figures per Share in €	2001	2000	%
Earnings per ordinary share – undiluted*	7.66	6.35	+ 20.7
– diluted*	7.61	6.29	+ 20.9
Operating profit	14.30	9.83	+ 45.4
Cash flows from operating activities	26.46	22.50	+ 17.6
Dividend per ordinary share	1.30	1.20	+ 8.3
per preferred share	1.36	1.26	+ 7.9
Ordinary share price at December 31	52.50	55.69	– 5.7
Preferred share price at December 31	34.85	31.70	+ 9.9

Returns in %	2001	2000
Return on sales before tax	5.0	4.5
Return on investment after tax (Automotive Division)	9.4	7.4

VOLKSWAGEN AG

Financial Data according to German Commercial Code in million €	2001	2000	%
Sales revenue	44,197	43,447	+ 1.7
Profit after tax	918	824	+ 11.4
VOLKSWAGEN AG dividend proposal	550		
of which on ordinary shares	407		
preferred shares	143		

* For details of calculation see note (10) Earnings per share.

This version of the Annual Report is a translation from the German original. The German text is authoritative.

VOLKSWAGEN AG

Annual Report 2001

Contents





4 *Supervisory Board of VOLKSWAGEN AG*

4 Report of the Supervisory Board
6 Members of the Supervisory Board

8 *Board of Management of VOLKSWAGEN AG*

8 Letter to Shareholders
10 Members of the Board of Management

12 *Financial Communication*

13 Volkswagen Share Information
17 Volkswagen Share Key Figures
18 Value-based Management

20 *Management Report of the Volkswagen Group and of VOLKSWAGEN AG*

21 Business Development
28 Overview of Assets
30 Financial Overview
32 Overview of Earnings
34 Balance Sheet and Income Statement of VOLKSWAGEN AG (German Commercial Code)
36 Research and Development
38 Procurement
39 Quality
40 Production
42 Workforce
45 Legal Matters
46 Risk Report
48 Outlook

The Annual Report contains the financial statements of the Volkswagen Group, the management report of the Group and of VOLKSWAGEN AG, as well as additional information.







52 *Report on the Divisions, Brands and Regions*

53 **Automotive Division**

54 Volkswagen Passenger Cars Brand

56 Volkswagen Commercial Vehicles Brand

58 Audi Brand

60 SEAT Brand

62 Škoda Brand

64 Rolls-Royce/Bentley Brand

66 North America Region

68 South America/Africa Region

70 Asia-Pacific Region

72 **Financial Services Division**

74 *Financial Statements of the Volkswagen Group as at December 31, 2001*

75 **Declaration of the Board of Management of VOLKSWAGEN AG**

76 **Income Statement**

77 **Balance Sheet**

78 **Development of Shareholders' Equity**

79 **Cash Flow Statement**

80 **Segmental Reporting**

84 **Notes to the Financial Statements**

141 *Auditors' Report*

142 *Ten-year Overview*

144 *Scheduled Dates, Contacts*

Report of the Supervisory Board



In the course of the financial year 2001 the Supervisory Board was kept regularly informed with detailed reports on the position of the Company and the course of business. Verbal and written reports from the Board of Management were received and reviewed at four scheduled meetings. The Board of Management also provided the Supervisory Board with monthly detailed reports on significant developments throughout the Group. These reports included the latest key volume and financial data of the Volkswagen Group as a whole, and of the brands, regions and divisions, set against budget and against the previous year, as well as updated forecasts through to the year-end. Written and verbal questions from the Supervisory Board were answered directly by the Board of Management.

The Presidium of the Supervisory Board, comprising four of its members, was convened prior to each scheduled meeting. An additional meeting of the Presidium was convened on July 17, 2001, at which consultations were held concerning risk management in the South America/Africa Region. The Balance Sheet and Personnel Committee and the Finance and Investment Committee each met once in 2001. They each comprise five representatives of the shareholders and five employee representatives. The Mediation Committee was not required to convene. Memberships of the respective committees are indicated in the list of Supervisory Board members on the following pages.

Major topics at the meetings of the Supervisory Board were the Company's current business position, the development of the automotive industry and the future market positioning of the Volkswagen Group. The medium-term corporate planning of the Volkswagen Group for the years 2002 to 2006 was routinely presented, discussed in detail and approved by the Supervisory Board at its meeting on November 23, 2001. The Supervisory Board also approved the investment programme of VOLKSWAGEN AG for the year 2002. At the same meeting, the Supervisory Board gave its consent to a mutually agreed proposal of the Board of Management of VOLKSWAGEN AG with regard to the business process oriented enhancement of the structures of the Volkswagen Group.

Further topics of importance dealt with at Supervisory Board meetings in the past year were:

- Financing measures in the Volkswagen Group.
- The authorization of a share buyback scheme.
- Status report on Rolls-Royce/Bentley.
- Quality assurance in the Volkswagen Group.
- The implementation of the third tranche of the share option plan.
- The labour market policy project "5,000 x 5,000".

The main items on the agenda of the meeting of the Supervisory Board on March 1, 2002 were the consolidated financial statements of the Volkswagen Group and of VOLKSWAGEN AG for 2001, as well as the accompanying management reports, which, together with the accounts, had previously been examined by the auditors and approved without qualification. PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, had been appointed auditors for the financial year 2001 at the Annual General Meeting held on June 7, 2001. The audit also covered the measures to be undertaken by the Board of Management to ensure early detection of any risk endangering the continued existence of the Company, as well as the Dependency Report for the financial year 2001 presented by the Board of Management. The following unqualified certification was appended to the Dependency Report: "On the basis of our statutory audit and assessment, we confirm that the actual details presented in the Report are accurate and that the consideration provided by the Company arising out of the legal transactions detailed in the Report was not inappropriately high." The Report was presented to the Supervisory Board for review in February 2002. On conclusion of its review, no objections are raised against the declaration of the Board of Management made at the end of the Report. The Supervisory Board notes and approves the result of the review of the Report carried out by the auditors.

The Supervisory Board's examination of the Group consolidated financial statements, the financial statements of VOLKSWAGEN AG, the associated management reports and the proposal regarding appropriation of net earnings available for distribution gave rise to no objections. The auditors were present at the relevant meeting of the Supervisory Board at which this item was reviewed, as well as at the preceding meeting of the Balance Sheet and Personnel Committee, and reported on the principal results of their audit. The Supervisory Board discussed and approved the financial statements, thereby adopting them. They also agreed the proposal put forward by the Board of Management regarding appropriation of net earnings available for distribution.

At its meeting on September 7, 2001 the Supervisory Board of VOLKSWAGEN AG unanimously voted to appoint Dr. Bernd Pischetsrieder as the successor to the current Chairman of the Board of Management, Dr. Ferdinand Piëch. Dr. Pischetsrieder will become Chairman of the Board of Management of VOLKSWAGEN AG and Chairman of the Volkswagen Brand Management Board with effect from April 17, 2002. The Supervisory Board also resolved to propose to the Annual General Meeting of VOLKSWAGEN AG in Hamburg on April 16, 2002 that Dr. Ferdinand Piëch be appointed a member of the Supervisory Board.

At its meeting on November 23, 2001 the Supervisory Board further resolved, with effect from March 1, 2002, to appoint Dr. Bernd Pischetsrieder head of the Research and Development function, also retaining his post as head of Group Quality. With effect from March 1, 2002, Dr. Martin Winterkorn will become Chairman of the Board of Management of AUDI AG and, in that capacity, will continue to serve as a member of the Board of Management of VOLKSWAGEN AG.

With effect from the end of the Annual General Meeting on June 7, 2001, Dr.-Ing. E.h. Günther Saßmannshausen retired from his seat on the Supervisory Board after 14 years of valuable service. At the proposal of the Supervisory Board, the Annual General Meeting elected Dr. jur. Michael Frenzel to serve on the Board for the remainder of the scheduled period of office of Dr. Saßmannshausen.

On application of the Board of Management of VOLKSWAGEN AG, the Wolfsburg District Court by its decision dated August 15, 2001 appointed Ms Elke Eller-Braatz to succeed Mr Wilhelm Hemer on the Supervisory Board of VOLKSWAGEN AG. Mr Hemer had resigned his post with effect from July 31, 2001. The period of office of Ms Eller-Braatz began on August 20, 2001.

The Supervisory Board would like to thank the members of the Board of Management, the Works Councils, the management and all the employees of VOLKSWAGEN AG and its affiliated companies for their dedication and effective teamwork.

Wolfsburg, March 1, 2002



Dr. Klaus Liesen
Chairman of the Supervisory Board

Members of the Supervisory Board

Dr. jur.
Klaus Liesen (70) [1)2)3)]
Essen
Chairman
Chairman of the Supervisory Board
of Ruhrgas AG
July 2, 1987*

Klaus Zwickel (62) [1)2)]
Frankfurt am Main
Deputy Chairman
Chairman of the Metalworkers Union
October 21, 1993

Dr. jur.
Gerhard Cromme (58) [3)]
Düsseldorf
Chairman of the Supervisory Board
of ThyssenKrupp AG
June 19, 1997

Elke Eller-Braatz (39) [3)]
Frankfurt am Main
Deputy Head of Department
"Chairman/Coordination/
Political Planning" of the Metalworkers
Union
August 20, 2001

Dr. rer. pol.
Peter Fischer (60) [3)]
Cuxhaven
Minister (ret.)
November 19, 1998

Dr. jur.
Michael Frenzel (54)
Hanover
Chairman of the
Board of Management of Preussag AG
June 7, 2001

Sigmar Gabriel (42) [1)2)]
Hanover
Minister President
of the State of Lower Saxony
January 28, 2000

Dr. jur.
Hans Michael Gaul (59) [2)]
Düsseldorf
Member of the
Board of Management of E.ON AG
June 19, 1997

Gerhard Kakalick (55) [2)]
Kassel
Chairman of the Works Council of the
VOLKSWAGEN AG Kassel Plant
June 3, 1993

Wolfgang Klever (61) [2)]
Braunschweig
Chairman of the Works Council of the
VOLKSWAGEN AG Braunschweig Plant
October 1, 1995

Dr. rer. pol.
Jürgen Krumnow (57) [2)]
Frankfurt am Main
Member of the Advisory Board of
Deutsche Bank AG
June 1, 1994

Günter Lenz (42) [2)]
Hanover
Chairman of the Works Council of
Volkswagen Commercial Vehicles
July 1, 1999

* The date indicates the effective date of appointment to the Supervisory Board.

Xaver Meier (57)[3]
Ingolstadt
Chairman of the General Works Council
of AUDI AG
July 1, 1999

Roland Oetker (52)[3]
Düsseldorf
President Deutsche Schutzvereinigung
für Wertpapierbesitz e. V.
(German Shareholders' Association)
June 19, 1997

Dr. jur. Dr.-Ing. E. h.
Heinrich v. Pierer (61)[2]
Munich
Chairman of the Board
of Management of Siemens AG
June 27, 1996

Dr. rer. pol.
Albert Schunk (60)[3]
Frankfurt am Main
Head of the International Department
on the Executive Committee of the
Metalworkers Union
July 5, 1977

Bernd Sudholt (55)[3]
Wolfsburg
Deputy Chairman of the Group and
General Works Councils
of VOLKSWAGEN AG
July 2, 1992

Klaus Volkert (59)[1][2]
Wolfsburg
Chairman of the Group and
General Works Councils
of VOLKSWAGEN AG
July 2, 1990

Dr. rer. pol.
Bernd W. Voss (62)[3]
Frankfurt am Main
Member of the Supervisory Board
of Dresdner Bank AG
July 22, 1993

Dr. rer. pol.
Ekkehardt Wesner (62)[3]
Wolfsburg
Senior Executive
of VOLKSWAGEN AG
June 18, 1996

Retirements from the Supervisory Board:

Wilhelm Hemer (58)[3]
Frankfurt am Main
Secretary to the Executive Committee
of the Metalworkers Union
May 3, 1989 to July 31, 2001

Dr.-Ing. E. h.
Günther Saßmannshausen (71)
Hanover
Member of the Supervisory Board
of Preussag AG
July 2, 1987 to June 7, 2001

In accordance with Section 285 subsection 10 of the German Commercial Code (HGB), details of the memberships of the members of the Board of Management and the Supervisory Board on other statutory supervisory boards and comparable supervisory bodies are listed in the notes to the separate financial statements of VOLKSWAGEN AG, which are available free of charge from the address given on the last page of this Report.

[1] Member of the Presidium and Mediation Committee in accordance with Section 27 subsection 3 of the Co-Determination Act.
[2] Member of the Finance and Investment Committee.
[3] Member of the Balance Sheet and Personnel Committee.



2001 earnings boost value contribution

Dear Shareholder,
In the past financial year the Volkswagen Group performed outstandingly in a difficult global economic climate. Worldwide deliveries to customers of 5,083,547 units exceeded the already high level of the previous year. Thanks to the continuous upgrading, renewal and expansion of our model range, we were able to increase our share of a generally declining world automotive market from 12.2 to 12.4 %.

Sales revenue grew more strongly than deliveries, increasing by 6.5 % to 88.5 billion €. The profit before tax of 4.4 billion € increased by a disproportionately high amount, exceeding the previous year's figure, as planned, by 18.6 %. This resulted in an improvement in return on sales before tax by 0.5 percentage points to 5.0 %. Adjusted to take account of the one-off expenditures in connection with the End of Life Vehicles Directive, pre-tax profit totalled 4.5 billion € (+ 8.1 %). Net earnings for the year increased by 12.0 % to 2.9 billion €. These figures were prepared in accordance with International Accounting Standards (IAS), according to which for the first time we publish exempting complete Group financial statements including prior year comparatives. Based on the positive business trend, the Board of Management and Supervisory Board propose to the Annual General Meeting the payment of an increased dividend of 1.30 € per ordinary share and 1.36 € per preferred share. The goal of value-based management is to achieve the highest possible added value contribution. We achieved that goal in 2001; the Automotive Division increased its value contribution against the previous year with a contribution of 453 million €.

The Volkswagen Group is well positioned on the world market. The foundation stone of that position is the product range, which also safeguards the long-term enhancement of our earning power. In 2001 we launched the Passat W8, the new Polo, the new Audi A4 Avant, the new Audi A4 Cabriolet, the Lamborghini Murciélago and the Škoda Superb, as well as introducing numerous new engine variants and equipment details. A further highlight was the opening of the "Gläserne Manufaktur" glass-walled manufacturing plant in Dresden in December 2001, with which the Volkswagen Passenger Cars brand has brought a new dimension to the emotional appeal of an entirely new product in the luxury-class segment of the automotive market. The opening marked the launch of the final phase prior to start of production of the Volkswagen Phaeton. We will continue to expand global market coverage in the coming months and add to our model range with products such as a new Multi-Purpose Vehicle in the Golf class and the Touareg, an off-road vehicle in the Sports Utility Vehicle category.

For our shareholders it is particularly important that these successes should be reflected in the development of the share price – that is, in the valuation of our Company by the capital market. The Volkswagen share performed significantly better than the DAX Index in 2001.

In order to maintain our success in the market and secure our position in the long term, we have enhanced the business process structures of the Volkswagen Group. With effect from January 1, 2002 the passenger cars business of the Group was divided into two brand groups. The Volkswagen brand group is composed of the Volkswagen Passenger Cars, Škoda, Bentley and Bugatti brands, while the Audi brand group comprises the Audi, SEAT and Lamborghini brands. This restructuring puts in place global profit responsibility across the brand groups. The commercial vehicles business of the Group will continue to be operated by the Volkswagen Commercial Vehicles brand. To provide regional control, four geographical areas of responsibility will be created: the Europe/Rest of the World Region, the North America Region, the South America/South Africa Region and the Asia-Pacific Region.

In order to safeguard the competitiveness of our Company, between 2002 and 2006 we plan to invest 31.2 billion € in tangible assets in the Automotive Division. The average investment ratio over the next five years will be reduced from 8.1 % (average over the last five years) to 6.7 %, which is at the levels of our competitors. Some two thirds of all investments will in future continue to be made in products, with the key areas being successors to existing models and the expansion of the model range in the Golf class and for the new Transporter generation. The Volkswagen Group will also invest in improving its range of automobile related services. The aim is to enhance the mutual promotion of business between the Automotive and Financial Services divisions beyond current levels.

The aim of all our efforts and activities is continuously to increase the Company's value for your benefit, to enhance customer satisfaction further, and to meet the needs in full of all the other groups to whom we have obligations. It is our belief that the only way to survive and prosper in the global competitive environment is to position ourselves more effectively than our competitors in the procurement, labour, selling and capital markets. With our range of products, our skilled and motivated workforce, our commercial strength and our focus on core business, we are well equipped to meet that challenge. We therefore ask you once again to place your trust in us as you have in the past.

Yours sincerely,



Ferdinand Piëch

Members of the Board of Management

Dr. techn. h. c. Dipl.-Ing. ETH
Ferdinand Piëch (64)
Chairman
January 1, 1993*

Bruno Adelt (62)
Controlling and Accounting
January 1, 1995

Dr. Robert Büchelhofer (59)
Sales and Marketing
April 1, 1995

Francisco Javier Garcia Sanz (44)
Procurement
July 1, 2001

Dr. rer. pol. h. c. Peter Hartz (60)
Human Resources
October 1, 1993

Dr. jur. Jens Neumann (56)
Group Strategy, Treasury, Legal Matters, Organization
January 1, 1993

Dr. Bernd Pischetsrieder (54)
Group Quality and SEAT,
Chairman of the Board of Management
July 1, 2000

Dr.-Ing. E. h. Folker Weißgerber (60)
Production
March 1, 2001

Dr. rer. nat. Martin Winterkorn (54)
Research and Development
July 1, 2000



* The date signifies the beginning of the respective management body.









Financial Communication

13 Volkswagen Share Information

17 Volkswagen Share Key Figures

18 Value-based Management

Volkswagen Share Information

- *Dialogue with investors and analysts stepped up*
- *Stock markets under pressure worldwide*
- *Volkswagen ordinary share below previous year's level owing to market conditions*
- *Ordinary and preferred share outperform DAX*
- *Third tranche of share option plan implemented*
- *Earnings per ordinary share of 7.66 € up 20.7 % on previous year*

Development of the share price, January to December 2001


Index
140
120
100
80
60
40
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)

(Index: as at December 31, 2001 = 100)

Closer relations with investors and analysts

In 2001 we further intensified our relations with investors and analysts. Members of the Board of Management held presentations in connection with the publication of the full-year financial statements for 2000 and the interim reports for 2001. Group management representatives also participated in numerous events together with analysts and investors, as well as holding one-on-one meetings to set out our corporate strategy and answer questions relating to the Group's financial position and expected market developments. Over 200 meetings and conferences were held, including a large number of road-shows.

The Internet gained greatly in importance as a medium for communication with our investors. At www.volkswagen-ir.de a wide range of additional information relating to the Volkswagen share can be accessed to supplement the information given in the Annual Report and in the various Interim Reports. Data presented include current company presentations, news for investors and listings of upcoming events. Of course, our Investor Relations team will gladly assist you with any queries.

Volkswagen share data

Ordinary share	ISIN:	DE0007664005
	WKN:	766400
Preferred share	ISIN:	DE0007664039
	WKN:	766403

Market segments

EURO-STOXX-50
DAX 30, DAX 100 Index,
DAX 100 Automobile & Transportation
CDAX General Index, CDAX Automobile Index
S&P Global 100 Index

Exchanges

Berlin, Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart, Xetra
Amsterdam, Barcelona, Basle, Bilbao, Brussels, Geneva, London, Luxembourg, Madrid, Milan, New York*, Paris, Tokyo, Valencia, Zurich

* Traded in the form of "sponsored unlisted American Depositary Receipts" (ADR).

Falling prices on share markets

In the first months of 2001 the trend on the world's leading stock market indices was slightly downward. The still slowing global economy at the beginning of the third quarter was further weakened by the terrorist attacks in the USA on September 11. As a consequence, stock markets came under increasing pressure, registering dramatic falls in some cases. In the fourth quarter there were again signs of a recovery on the world's key stock markets, enabling the price falls of September to be regained.

By the end of April 2001 the German Share Index (DAX) had stagnated at the level of the previous year-end. From May onwards the trend was continuously downward, and that trend accelerated dramatically in September following the terrorist attacks in the USA. At its lowest point on September 21, the DAX was down to just 3,783 points. In the fourth quarter the Index clawed back some of its losses, and at the end of the reporting year stood at 5,160 points. The net fall relative to the year-end 2000 was 19.8 %.

The price of the Volkswagen ordinary share rose in the first two months of the year, reaching its 2001 high of 62.40 € on March 9. Substantial price falls in March were almost fully offset by the end of May. From June onwards, the general economic slowdown and, above all, the events in the USA impacted on the performance of the Volkswagen share. Like that of its competitors, the price of the ordinary share initially fell sharply following the events of September 11, reaching its low of 32.95 € on September 20. Rising prices in the fourth quarter ultimately resulted in a closing price of 52.50 €, down 5.7 % on its value at the end of the previous year. The preferred share performed virtually in parallel with the ordinary share in the first quarter of the year. In the second quarter the preferred share rose more strongly in relative terms, reaching its high of 39.80 € on June 6. In the following months it then again mirrored the performance of the ordinary share. On December 28, 2001 the price of the preferred share stood at 34.85 €, 9.9 % up on the previous year's closing price.

Top scores in sustainability indices

It is a stated corporate goal to create and safeguard long-term added value by the responsible deployment of capital resources. The Volkswagen share offers value oriented investors attractive long-term prospects based on sound structures and manageable risk.

This is also reflected in the fact that the Volkswagen share was included in the newly established Dow Jones STOXX Sustainability Index (DJSI STOXX) and in the FTSE4 Good Europe 50. The indices are intended to aid decision-making on investments in companies with socially responsible management practices. The assessment criteria include aspects such as technology leadership, social and environmental sustainability, productivity and growth. Volkswagen leads the automotive sector both in the European DJSI STOXX as well as in the global DOW Jones Sustainability World Index (DJSI World), with scores well above those of the competition.

Ratings

	2001	2000
Standard & Poor's		
– short-term	A-1	A-1
– long-term	A+	A+
Moody's Investors Service		
– short-term	P-1	P-1
– long-term	A 1	A 1

In the current year the rating agencies Standard & Poor's and Moody's Investors Service have again rated the creditworthiness of Volkswagen highly. This provides the Group with strong potential for securing of outside financing at favourable terms.

Buyback of treasury shares

On June 7, 2001 the Annual General Meeting again authorized the Board of Management to acquire ordinary and/or preferred shares up to a maximum amount of 10 % of the share capital. Before that can happen, however, the treasury shares already acquired in the year 2000 must be used according to one of the alternatives offered by the resolution passed at that time. The possibility to acquire treasury shares provides the Volkswagen Group with additional commercial strategic flexibility.

Third tranche of the share option plan implemented

With the consent of the Supervisory Board, the Board of Management of VOLKSWAGEN AG has implemented a third tranche of the share option plan. The subscription period for the convertible bonds on offer ran from June 6 to July 13, 2001. 48.3 % of all those eligible took up the subscription offer.

A total of 707,342 convertible bonds to a value of 1.81 million € were subscribed. They entitle the bearers to acquire up to 7.07 million ordinary shares in the conversion period from July 14, 2003 to July 6, 2006.

Earnings per share

The undiluted earnings per ordinary share improved in the 2001 financial year by 20.7 % to 7.66 €. In accordance with IAS 33, the measurement is based on the average number of shares outstanding in the financial year (see also note 10 to the Volkswagen consolidated financial statements).

Shareholder analysis

Based on a shareholder analysis commissioned by Investor Relations, institutional investors held 35.4 % of the subscribed capital of VOLKSWAGEN AG, while 41.1 % were held by private shareholders.

The State of Lower Saxony, which only holds ordinary shares, was the largest single shareholder with 13.7 % of the total number of 424,708,360 shares. VOLKSWAGEN AG, through its 100 % subsidiary Volkswagen-Beteiligungsgesellschaft mbH, holds 41,719,353 ordinary treasury shares, representing a 9.8 % share of the Company's total capital.

Shareholder structure



- Private shareholders (41.1 %)
- Institutional investors abroad (23.3 %)
- State of Lower Saxony (13.7 %)
- Institutional investors in Germany (12.1 %)
- Treasury ordinary shares (9.8 %)

Volkswagen Share

Dividend development		1997	1998	1999	2000	2001
Number of shares without nominal value at December 31						
Ordinary shares	thousands	308,961	311,916	311,955	313,070	319,470[1]
Preferred shares	thousands	97,384	105,238	105,238	105,238	105,238
Dividends						
per ordinary share	€	0.61	0.77	0.77	1.20	1.30
per preferred share	€	0.66	0.82	0.83	1.26	1.36

Share price development[2]		1997	1998	1999	2000	2001
Ordinary share						
Closing	€	51.38	68.92	56.00	55.69	52.50
Annual high	€	75.88	101.18	78.60	61.00	62.40
Annual low	€	32.33	49.34	46.48	39.05	32.95
Preferred share						
Closing	€	39.42	42.44	32.00	31.70	34.85
Annual high	€	56.55	71.33	46.30	35.33	39.80
Annual low	€	24.85	31.85	26.10	22.30	23.00
Stock market valuation on December 31	billion €	19.7	26.0	20.8	18.4[3]	18.2[3]

Key figures per share[4]			2000	2001
Earnings per ordinary share	– undiluted[5]	€	6.35	7.66
	– diluted[5]	€	6.29	7.61
Operating profit[6]		€	9.83	14.30
Cash flows from operating activities[6]		€	22.50	26.46
Capital and reserves[7]		€	51.09	56.50
Price-earnings ratio[8]		Factor	8.8	6.9
Price/cash flow ratio[8]		Factor	2.5	2.0
Dividend yield	– ordinary share	%	2.2[9]	2.5
	– preferred share	%	4.0[9]	3.9

[1] Including the issue of 6,400,360 new shares without nominal value from the exercise of share option rights (entitled to dividends from the financial year 2002).
[2] From 2000 onwards XETRA prices.
[3] Calculation excluding 41.719.353 treasury shares.
[4] No comparable figures are available for the years 1997 to 1999 because of the change to IAS.
[5] For details see note (10) Earnings per share.
[6] Based on the weighted average number of outstanding ordinary and preferred shares (undiluted).
[7] Based on the total ordinary and preferred shares on December 31.
[8] The closing price of ordinary shares is used in this calculation.
[9] Dividend yield is presented without tax credits order to aid comparability.

Value contribution 2001 Automotive Division



million €
4,000
3,000
2,000
1,000
3,345
2,892
453
Operating profit after tax
Cost of capital
Value contribution

Concept of value-based management

The financial management of the Volkswagen Group is based on an integrated key performance indicator system. In this context, we regard the return on invested capital required by the capital markets as a minimum target.

Meeting that target safeguards long-term economic success and is the foundation stone on which to achieve further growth of the Group, to generate added value for its shareholders, to secure the jobs of its employees and to meet the needs of other interested parties.

Current cost of capital (Automotive Division)

	%
Risk free interest rate	4.9
Market risk premium DAX	6.0
Specific risk discount (Volkswagen beta factor 0.9)	– 0.6
Cost of equity after tax	**10.3**
Interest rate on debt	5.8
Tax advantage (flat-rate 35 %)	– 2.0
Cost of debt after tax	**3.8**
Equity proportion	66.7
Debt proportion	33.3
Cost of capital after tax	**8.1**

Orientation to cost of capital

Taking into account general and company-specific risks, and on the basis of long-term capital market data, we have set a target return on investment after tax for the Automotive Division of at least 9 %. We remain committed to that target, despite the fact that the cost of capital has since fallen.

In 2001 the effective capital cost derived from the capital market amounted to 8.1 %.

Value contribution increased

The factors determining return on investment are operating profit after tax and the assets (tangible and intangible assets, inventories and receivables) invested to generate output, less the non-interest bearing capital (trade payables). As a result of the orientation of return on investment to operating profit, assets linked to investment in subsidiaries and the investment of liquid funds are not taken into account. The return on investment achieved by the Automotive Division in the reporting year was 9.4 %, 1.3 percentage points above the current cost of capital.

Consequently, our return on investment target was met and a value contribution of 453 million € was generated. We have thus attained a substantial increase in performance against the previous year, which will also benefit the shareholders in the form of a higher dividend.

Profit reconciliation and calculation of return on investment and value contribution (Automotive Division)

million €	2001	2000
Operating profit as per segmental reporting	4,625	3,288
Pro rata inclusion of Chinese joint ventures	+ 521	+ 383
Tax expense (flat-rate 35 %)	– 1,801	– 1,285
Operating profit after tax	**3,345**	**2,386**
Invested capital	35,707	32,033
Return on investment (ROI) in %	**9.4**	**7.4**
Cost of capital (8.1 % of invested capital)	2,892	2,595
Value contribution	**453**	**– 209**

Management concept implemented in all business units

The concept of value-based management has been implemented in all brands, regions and business units of the Group. This ensures that product decisions, which are at the heart of the operational management of the Volkswagen Group, are always based on our target return on investment.







Management Report of the Volkswagen Group and of VOLKSWAGEN AG

21 Business Development

28 Overview of Assets

30 Financial Overview

32 Overview of Earnings

34 Balance Sheet and Income Statement of VOLKSWAGEN AG (German Commercial Code)

36 Research and Development

38 Procurement

39 Quality

40 Production

42 Workforce

45 Legal Matters

46 Risk Report

48 Outlook

- *Profit before tax increased by 18.6 % to 4,409 million €*
- *Dividend of 1.30 € per ordinary share and 1.36 € per preferred share proposed*
- *Highest deliveries in the Company's history*
- *Increasing share of the world automobile market expected in 2002*

Weakening economic growth

The growth of the world economy slowed markedly in the past year. The economic downturn gripped more and more countries and regions in the course of the year, and became even more marked following the terrorist attacks in the USA. On average over the year, growth in the world economy declined from 4.7 % to 2.0 %.

In the USA, the economy was for a long time supported by positive consumer attitudes, while industrial production fell and exports weakened owing to the strong Dollar. The collapse in consumer confidence following the terrorist attacks reinforced the trend toward recession, however, so that over the year as a whole growth of just 1.1 % was achieved, against 4.1 % in the previous year.

Growth in the Western European economy weakened from 3.4 % to 1.7 %, even though the European Central Bank cut interest rates substantially in the course of the year, inflationary pressure declined and some governments attempted to boost demand by cutting taxes. After reaching its low for the year in July, in the second half the Euro recovered against the US Dollar.

In Germany, economic growth declined from 3.0 % to 0.6 %, with increasingly gloomy prospects looming in the second half of the year in particular. Unemployment began to rise from mid-year onwards. Despite tax relief measures and falling interest rates, growth in consumer demand remained weak.

Weakening of global automotive business

Following the record number of new registrations in the year 2000, the number of new passenger car registrations worldwide in the reporting year fell by 1.1 % to 36.9 million vehicles. The marked cooling of the worldwide passenger car and commercial vehicles markets seen over the course of 2001 initially increased as a result of the events of September 11. The terrorist attacks in the USA generated great uncertainty among consumers worldwide. US automobile manufacturers responded to a combination of low buying levels and excessive inventory levels by introducing shorter working hours and temporary shutdowns of manufacturing facilities, as well as with sometimes extensive and profit-hitting sales promotion measures such as zero-percent finance and price discounts. Global motor vehicle production fell by 3.7 % to 55.8 million units, of which 39.4 million were passenger cars (– 2.9 %).

Economic growth (in %)



6
5
4
3
2
1
1997
1998
1999
2000
2001
World economy
USA
Western Europe

In Brazil, the high market growth rates of the first half of the year could not be maintained. While between January and June 29.0 % more cars were registered than in the same period in the previous year, in the second half of the year the market declined by 1.4 %. Registration figures on the Argentinian passenger car market were also highly unsatisfactory in 2001. The number of new vehicle registrations fell by a further 44.6 % against the previous year, to 131 thousand units.

The growth in new passenger car registrations in the Asia-Pacific region was maintained. The Chinese market, in particular, saw above-average growth of 10.9 %. The expanding range of models in the lower price segments, especially, boosted consumer demand. Japan, still the major market in the region with a volume of 4,290 thousand cars, again after 1999 and 2000 recorded only a slight rise in new car registrations of 0.7 % in 2001.

The passenger car markets in Eastern Europe generally remained around the level of the previous year (+ 0.3 %). While Russia, the Czech Republic, Hungary, Croatia, Romania, Slovakia and the Baltic states saw their volumes grow, the markets in Poland and Slovenia continued to weaken.

In Western Europe, favourable conditions in Great Britain and France and, in particular, sales campaigns by the manufacturers in the fourth quarter of the year meant that the overall passenger car market level of the previous year was reached (+ 0.6 %).

The recovery in the German automotive industry expected right from the very beginning of 2001 did not happen. With 3,638,319 units, 1.5 % fewer new vehicles were registered in total, of which 3,341,718 (– 1.1 %) were passenger cars and 208,655 (– 3.1 %) were light trucks up to 6 tonnes gross vehicle weight rating. The reasons for the ongoing weakness in demand were uncertainty as to future economic developments, above-average increases in the cost of vehicle ownership in the first half of the year especially, a delayed clearing of excessive used vehicle inventories, and not least rising unemployment. In contrast, domestic manufacturers' export business once again beat the existing record, increasing the number of vehicles manufactured in Germany and sold abroad by 5.2 % to 3,915,836. Above-average growth rates were recorded, in particular, in deliveries to Western European markets, to Eastern Europe and to the USA. As a result, production of passenger cars and commercial vehicles in Germany was increased by 3.0 % to 5,691,682 units.

The key passenger car markets in the world (million units)


20
15
10
5
1997
1998
1999
2000
2001
Western Europe
USA
Japan

Deliveries to customers by market[1]

	Deliveries 2001 (units)	Change over 2000 (%)	Share of passenger car market 2001 (%)	Share of passenger car market 2000 (%)
Western Europe	2,980,144	– 0.6	18.9	18.7
of which: Germany	988,762	– 3.6	30.2	29.8
Spain	348,744	+ 3.1	23.4	23.2
Italy	312,036	+ 1.7	12.3	11.8
Great Britain	307,944	+ 16.4	11.8	11.2
France	280,434	+ 3.4	11.4	11.2
Eastern Europe	329,790	+ 10.0	15.4	14.0
of which: Czech Republic	98,471	+ 3.1	61.6	60.9
Poland	71,775	– 3.7	20.8	14.8
North America	669,495	+ 1.8	6.6	6.3
of which: USA	439,784	+ 0.7	10.1[2]	10.4[2]
Canada	49,463	+ 0.7	5.7	5.8
Mexico	180,248	+ 5.1	25.8	27.8
South America/Africa	555,106	+ 3.8	22.7	23.1
of which: Brazil	436,824	+ 7.1	28.6	29.9
Argentina	28,165	– 41.9	18.5	17.9
South Africa	57,888	+ 13.2	22.9	21.4
Asia-Pacific	461,054	+ 7.2	5.4	5.3
of which: China	358,879	+ 6.9	51.3	53.2
Japan	68,514	+ 6.3	27.3[2]	26.5[2]
Rest of the world	87,958	– 37.4		
Worldwide	**5,083,547**	**+ 0.4**	**12.4**	**12.2**
Volkswagen Passenger Cars	3,105,673	– 0.7		
Volkswagen Commercial Vehicles	299,706	– 8.8		
Audi	726,134	+ 11.1		
SEAT	487,617	– 5.3		
Škoda	462,321	+ 6.2		
Rolls-Royce/Bentley	1,799	– 1.3		
Lamborghini	297	+ 0.3		

[1] The year 2000 deliveries and market shares have been updated on the basis of statistical trends.
[2] Import market.

New record for vehicle deliveries

In 2001 the Volkswagen Group delivered 5,083,547 vehicles to customers. This exceeded the previous year's performance by 0.4 %, despite the sharp downturn in the economic climate in the second half of the year. This positive development was also reflected in the increase in world market share to 12.4 (12.2) %.

Market position in Europe strengthened

In the key Western Europe market, inconsistent developments in the various countries meant that the Group's deliveries fell slightly to 2,980,144 units (– 0.6 %). The Volkswagen Group further built on its market leading position, attaining a 18.9 (18.7) % share. The respective shares of the passenger car market by product line were: Volkswagen 10.8 (11.0) %, Audi 3.7 (3.3) %, SEAT 2.7 (2.9) % and Škoda 1.7 (1.5) %.

In Germany, despite difficult market conditions, the Group delivered 988,762 vehicles (– 3.6 %) to customers. With a slightly increased market share of 30.2 (29.8) %, the Group strengthened its clear market lead in Germany.

Deliveries of the Group in Eastern Europe increased significantly by 10.0 % to 329,790 units, with particularly strong growth in the Czech Republic, Slovakia and Hungary. In Poland and Slovenia sales fell. Overall, market share in Eastern Europe, too, was improved, to 15.4 (14.0) %.

Deliveries in the North America Region at a high level

In the USA, in an overall passenger car market down 4.7 % to a total of 8,430,838 units, and in the face of highly attractive financing terms being offered by other manufacturers, the Volkswagen Group increased its market share to 5.2 (4.9) %. Overall, the Group's deliveries to customers in 2001 totalling 439,784 units exceeded the high previous year's level by 0.7 %. Sales growth was generated primarily by the Eurovan, Passat, Golf, Audi Allroad and Audi TT Roadster models as well as the newly launched Jetta Wagon.

Development of deliveries in key markets



(thousand units)
6,000
5,000
4,000
3,000
2,000
1,000
1997
1998
1999
2000
2001
Germany
Western Europe excluding Germany
Eastern Europe
North America
South America/Africa
Asia-Pacific
Rest of the world

Against a background of a slight increase in passenger car market volume, Volkswagen Canada Inc. sold a historical high of 49,463 vehicles (+ 0.7 %). Increased demand was seen for the Volkswagen Passat, Golf and Jetta models. The market share of 5.7 % remained at the level of the previous year.

The overall passenger car market in Mexico grew by 12.4 %. With sales of 180,248 vehicles in 2001, Volkswagen de Mexico, S.A. de C.V. topped its 2000 performance by 5.1 %. Despite a decline in market share to 25.8 (27.8) %, the company defended its market leadership.

Inconsistent development in the South America/Africa Region

The passenger car market in Brazil grew by 12.3 % over the full year 2001. In the second half of the year, however, a marked decline in consumer buying was seen. The Volkswagen Group increased the number of vehicles delivered to 436,824 units (+ 7.1 %), primarily based on increased sales of the model specially built for the South American market, the Gol. Owing to the increased overall market volume, the share of new passenger car registrations fell to 28.6 (29.9) %. The number of light trucks delivered totalled 45,087 units (– 2.5 %), generating a market share of 20.2 (19.8) %. In the heavy truck and bus segment from 7 to 35 tonnes, sales of Volkswagen trucks and buses increased substantially to 21,242 (+ 29.4 %), bringing the Group a market share of 26.9 (21.8) %.

The tense economic situation in Argentina was also reflected in a significant decline in new passenger car registrations (– 44.6 %). The sales of the Volkswagen Group followed the downward trend in demand, falling to 28,165 units (– 41.9 %). A share of 18.5 (17.9) % of the passenger car market was attained. In the truck sector the Group attained a market share of 5.5 (6.9) % with vehicles imported from Brazil.

Volkswagen of South Africa (Pty.) Ltd. recorded pleasing sales of 57,888 Volkswagen and Audi units (+ 13.2 %). As the passenger car market increased against the previous year by only 6.7 %, the Group's market share grew by 1.5 percentage points to 22.9 %. As a result, Volkswagen has regained its market leadership.

Sustained sales success in the Asia-Pacific Region

In China the positive development in sales performance was maintained, based primarily on the Passat and Audi A6 models launched in the previous year and the continuing high level of sales of the Jetta. With 358,879 units delivered (+ 6.9 %), the Group's longstanding leadership of the Chinese passenger car market was confirmed, attaining a 51.3 (53.2) % share.

In 2001 the total of 4,290,031 new passenger car registrations on the Japanese market was again around the low level of the year 2000 (+ 0.7 %). The import market (excluding reimports of domestic brands) grew by 2.7 %. Driven by growth in sales of the Polo, New Beetle and Golf Variant models and of the Audi models, deliveries to customers increased by 6.3 % to 68,514 units, representing a 27.3 (26.5) % share of the import sector.

In the region's other markets (including Australia and Taiwan), overall passenger car demand grew by 8.2 % against the previous year. The Volkswagen Group delivered 33,661 vehicles, an increase in sales of 12.1 %.

Unit sales at previous year's level

The worldwide unit sales of Group vehicles to the dealer organization in 2001 totalled 5,107,142 units (– 1.1 %). While a fall in demand on the domestic market led to a decline in unit sales of 4.9 %, export business was virtually at the same level as the previous year (– 0.2 %). As a consequence, market share outside Germany increased by 0.7 percentage points to 81.0 %.

Unit sales to the dealer organization of VOLKSWAGEN AG totalled 2,155,963 vehicles (– 3.9 %), of which 67.9 (67.4) % were sold outside Germany.

Production volume adjusted to demand

The worldwide production volume of the Volkswagen Group in the past financial year fell in keeping with the development of unit sales to 5,107,945 units (– 0.9 %). There were substantial increases in production in particular for the Passat, the Škoda Fabia and the Audi A4. The proportion of vehicles produced in Germany rose to 36.9 (35.5) %. An average of 21,205 units (+ 1.4 %) per working day were produced Group-wide.

The number of vehicles produced by VOLKSWAGEN AG fell by 5.7 % to 1,103,505 models, primarily owing to weak demand in Germany and the partial transfer of production of the Lupo to Volkswagen Bruxelles S.A. As a consequence, average daily production fell to 4,688 vehicles (– 0.6 %).

Vehicle inventories below previous year's level

The worldwide stocks held by our Group companies and within the dealer organization fell by 30 thousand units against the previous year's figure. Overall, stocks remained at an optimum level for supply to our customers.

Workforce at previous year's level

The average number of employees in the Volkswagen Group in 2001 was 324,413 (+ 0.6 %). Of that total, 166,834 (+ 2.0 %) were employed by Group companies in Germany, corresponding to 51.4 (50.8) %. As of December 31, 2001 the workforce totalled 322,070 people, 0.7 % below the level at December 31, 2000. Changes resulted from increases in the workforce in the Asia-Pacific Region, at the gedas group and in the Financial Services Division, as well from adjustments to workforce levels in the North America and South America/Africa regions and at the SEAT and Škoda brands.

As of the year-end VOLKSWAGEN AG employed 105,561 people (+ 0.8 %). The proportion of women employed remained virtually constant at 12.5 (12.4) % of the total workforce. The proportion of non-German employees increased slightly by 0.3 percentage points to 7.5 %. The proportion of skilled technical personnel in the industrial workforce possessing a VW-related qualification was 78.0 (76.6) %. University or college graduates represented 9.3 (9.1) % of the total workforce.

Move to International Accounting Standards

For the first time, the consolidated financial statements of the Volkswagen Group for the financial year 2001 are published in accordance with International Accounting Standards (IAS), including prior year figures. This has altered the structures of the balance sheet and income statement. A detailed presentation of the changes to accounting and valuation practices is given in the notes to the Volkswagen consolidated financial statements.

Sound balance sheet in the Automotive Division

In the Automotive Division, increases in tangible assets and to intangible assets (mainly capitalized development costs) were the key factors resulting in an increase in non-current assets by 3.1 billion € to 32.0 billion €. The increase in current assets resulted from increased cash and cash equivalents as well as higher levels of inventories and trade receivables. The net assets of the Automotive Division thus increased overall by 10.9 % to 58.2 billion €. Capital and reserves of 20.2 billion € was 2.6 billion € above the figure at the end of the previous year. As a consequence, the capital ratio was improved to 34.8 (33.6) %. Within provisions, pension provisions and the provisions in connection with the End of Life Vehicles Directive, in particular, increased. Liabilities increased in keeping with the expansion of business.

Growth in the Financial Services Division

The net assets of the Financial Services Division increased further as a result of the expansion of business. Total assets amounted to 46.2 billion € (+ 15.4 %). The carrying amount of the leasing and rental assets (lease vehicles) was 7.1 billion €. The current assets in

Consolidated balance sheet by division as at December 31

million €	Volkswagen Group		Automotive[1]		Financial Services	
	2001	2000	2001	2000	2001	2000
Non-current assets	32,330	29,297	32,010	28,910	320	387
Leasing and rental assets	7,284	4,783	169	1	7,115	4,782
Current assets[2][3]	64,810	58,485	26,065	23,629	38,745	34,856
Total assets	**104,424**	**92,565**	**58,244**	**52,540**	**46,180**	**40,025**
Capital and reserves	23,995	21,371	20,241	17,645	3,754	3,726
Minority interests	53	49	53	49	–	–
Provisions[2]	24,081	23,223	22,429	21,671	1,652	1,552
Liabilities[3]	56,295	47,922	15,521	13,175	40,774	34,747
Total capital	**104,424**	**92,565**	**58,244**	**52,540**	**46,180**	**40,025**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Including deferred taxes.
[3] Including prepayments and deferred charges and deferred income.

particular include the receivables from customer and dealer financing and from the insurance and rental business. At the balance sheet date they totalled 36.5 billion € (+ 10.9 %).

Capital and reserves of 3.8 billion € were at the previous year's level, resulting in a capital ratio of 8.1 (9.3) %. The liabilities primarily include short- and long-term financial liabilities amounting to 38.0 (32.2) billion €. The 17.8 % increase clearly reflects the increased borrowing requirement owing to the continued expansion of the division's business. The deposits of Volkswagen Bank *direct* are also included. They increased to 4,545 million € (+ 33.2 %).

Asset and capital structure in the Group

In the year 2001 the Group's total assets increased overall by 12.8 % to 104.4 billion €, more or less in equal parts due to an increase in non-current and current assets in the Automotive Division and to the expansion of the financial services business. Current assets increased to 64.8 (58.5) billion €.

Taking account of the dividend payment for the year 2000, the outstanding performance in 2001 resulted in an increase in capital and reserves to 24.0 (21.4) billion €. Borrowings increased, mainly owing to the growth of business in the banking and financing sector, to 80.4 billion € (+ 13.0 %). The capital ratio in the Group has stabilized at 23.0 (23.1) %.

Key financial figures

%	2001	2000
Volkswagen Group		
Return on sales before tax	5.0	4.5
Return on sales after tax	3.3	3.1
Capital ratio	23.0	23.1
Automotive Division[1]		
Change in sales volume	– 1.1	+ 4.9
Growth in sales revenue	+ 4.4	+ 12.7
Operating profit as a percentage of sales revenue	5.8	4.3
Return on investment after tax[2]	9.4	7.4
Cash flows from operating activities as a percentage of sales revenue	10.0	8.6
Cash flows from investing activities as a percentage of sales revenue	9.7	11.8
Tangible asset acquisitions as a percentage of sales revenue	8.1	7.5
Capital ratio[3]	34.8	33.6
Financial Services Division		
Growth in total assets	15.4	22.4
Operating profit as a percentage of *average capital and reserves*	14.8	16.4
Capital ratio	8.1	9.3

[1] According to Segmental Reporting.
[2] For details see Value-based Management under "Financial Communication".
[3] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.

Stable financial position in the Automotive Division

The cash flows from operating activities of 7.5 billion € was at the previous year's level. Taking account, in particular, of the short-term receivables of the Automotive Division due from the Financial Services Division, the cash flow in the core automotive business totalled 8.0 billion €. The 21.5 % rise against the previous year reflects the improved earnings power. The additions to tangible assets and to capitalized development costs increased by 27.1 % to 8.6 billion €. Taking account of the lower expenses for the acquisition of investments – the previous year included acquisition of an 18.7 % holding in SCANIA AB and the takeover of the remaining 30 % of the shares in ŠKODA AUTO a.s. – as well as higher proceeds from the disposal of non-current assets and higher receivables, the financing requirement concerning cash flows from investing activities totalled 8.2 billion €. The net cash flow of – 0.7 billion € is slightly on the negative side, but has improved against the previous year by 0.7 billion €. The major portion of the investments in tangible assets was devoted to expanding the product range and associated modernization of manufacturing plant. Taking account

Consolidated cash flow statement by division

million €	Volkswagen Group		Automotive[1]		Financial Services	
	2001	2000	2001	2000	2001	2000
Cash flows from operating activities	**10,038**	**9,210**	**7,465[2]**	**7,494[2]**	**2,573**	**1,716**
Cash flows from investing activities	**– 15,191**	**– 14,563**	**– 8,157**	**– 8,873**	**– 7,034**	**– 5,690**
Net cash flow	**– 5,153**	**– 5,353**	**– 692**	**– 1,379**	**– 4,461**	**– 3,974**
Change in investments in securities	266	– 297	73	– 627	193	330
Cash flows from financing activities	**6,983**	**4,751**	**2,374**	**864**	**4,609**	**3,887**
Cash flows from changes in exchange rates and to the scope of consolidation	33	39	23	22	10	17
Change in cash and cash equivalents	**2,129**	**– 860**	**1,778**	**– 1,120**	**351**	**260**
Cash and cash equivalents at December 31	**4,285**	**2,156**	**3,439**	**1,660**	**846**	**496**
Securities and loans	4,581	4,932	4,101	4,411	480	521
Gross liquidity	**8,866**	**7,088**	**7,540**	**6,071**	**1,326**	**1,017**
Total third-party borrowings	– 42,794	– 34,584	– 4,839	– 2,373	– 37,955	– 32,211
Net liquidity	**– 33,928**	**– 27,496**	**2,701**	**3,698**	**– 36,629**	**– 31,194**
Adjustment for the negative net liquidity of financing and other companies			3,844	2,111		
Net liquidity in the core automotive business			**6,545**	**5,809**		

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Before consolidation of intra-Group relationships 8,036 (6,615) million €.

of the other cash flows, in particular from financing activities, cash and cash equivalents increased by 1.8 billion € to a total of 3.4 billion € as per December 31, 2001. Including securities and loans, and deducting borrowings, net liquidity amounted to 2.7 billion €. In order to obtain a true picture of the financial position of the Automotive Division alone, this net liquidity figure needs to be increased by the negative net liquidity of the financing and other companies assigned to that division. This produces a positive net liquidity of 6.5 billion €, 0.7 billion € up on the previous year. The Automotive Division therefore continues to generate financing surpluses.

Financing of the growing Financial Services Division

In the Financial Services Division the increasing financing requirements for the acquisition of lease vehicles and the growth of customer and dealer financing cannot be fully met by cash flows from operating activities. As is standard practice in the industry, the remaining financing requirement of 4.5 billion € was covered primarily by borrowings on the German and international capital markets. The overall change in cash and cash equivalents was + 0.4 billion €, producing total cash and cash equivalents of 0.8 billion €. Including securities and loans and deducting borrowings – increased by 5.8 to 38.0 billion € against the previous year – net liquidity amounted to – 36.6 billion €.

Improved level of cash and cash equivalents in the Group

From the Automotive and Financial Services divisions together, the Volkswagen Group held cash and cash equivalents totalling 4.3 billion € as per December 31, 2001, an increase of 2.1 billion €. Including securities and loans and deducting borrowings – increased substantially as a result of the significant increase in capital requirement of the growing financial services business – the net liquidity of the Volkswagen Group amounted to – 33.9 billion €.

Financing on international capital markets

As in previous years, the international money and capital markets again proved an attractive additional source of financing for the Volkswagen Group in 2001.
The ongoing adjustment of the established short- and medium-term tap issue programmes to new market demands, the fostering of tried and tested distribution channels and the attraction of new investor groups for the issue of commercial papers and medium-term notes made a major contribution to liquidity requirements in the reporting period, as well as helping to safeguard the long-term liquidity of all the Group's divisions.

In addition to issuing notes focussed mainly on the USA and Western Europe, the Group has also greatly strengthened its factoring activities, so-called "asset-backed securities", thereby further diversifying its financing sources. The sale of a portfolio of German leasing receivables was successfully placed in January 2001, followed by asset-backed security transactions in the USA and Canada. The assets and liabilities underlying these transactions are included in the consolidated balance sheet. Further transactions are scheduled to be brought to market in early 2002.

The Group will continue to pursue a policy of diversified financing methods.

Group earnings at a record high

Driven by the positive development of unit sales outside Germany, the sales revenue of the Volkswagen Group increased by 6.5 % to 88.5 billion €. The reasons for the rise were volume increases in the vehicle and spares business, the growing financial services business, an improved model structure and the lasting effects of pricing measures. The proportion of sales revenue generated outside Germany increased to 72.3 (70.6) %.

The cost of sales rose 6.3 %, less than the rate of rise in sales revenue. The measures undertaken as part of our earnings improvement programme had a positive effect here. The favourable development of production material and logistics costs, in particular, contributed to this as well. The rise in personnel costs was also less than that of the sales revenue. The gross margin of the Automotive Division increased as a consequence to 14.6 (14.4) % in the Group. The gross profit of the Financial Services Division – including in particular the earnings from dealer and customer financing operations and from finance leases and the interest expenses from the direct banking business – improved by 0.1 billion € to 1.3 billion €.

The increase in the distribution costs of the Volkswagen Group was slightly above that of the sales revenue. Factors in this included higher expenses for sales promotion measures in the US

Consolidated income statement by division

million €	Volkswagen Group		Automotive[1]		Financial Services	
	2001	2000	2001	2000	2001	2000
Sales revenue	**88,540**	**83,127**	**79,966**	**76,700**	**8,574**	**6,427**
Cost of sales	75,586	71,130	67,512	65,179	8,074	5,951
Gross profit of Automotive Division[2]	**12,954**	**11,997**	**12,454**	**11,521**	**500**	**476**
Gross profit of Financial Services Division[2]	**1,328**	**1,213**	**– 11**	**12**	**1,339**	**1,201**
Distribution costs	7,554	7,080	6,954	6,562	600	518
Administrative expenses	2,154	2,001	1,543	1,431	611	570
Other operating result	850	– 105	926	– 67	– 76	– 38
Operating profit	**5,424**	**4,024**	**4,872**	**3,473**	**552**	**551**
Financial result	– 1,015	– 305	– 985	– 287	– 30	– 18
Profit before tax	**4,409**	**3,719**	**3,887**	**3,186**	**522**	**533**
– excluding one-off expenses for End of Life Vehicles Directive	4,532	4,193	4,010	3,660	522	533
Income tax expense	– 1,483	– 1,105	– 1,282	– 1,146	– 201	+ 41
Profit after tax	**2,926**	**2,614**	**2,605**	**2,040**	**321**	**574**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.

[2] Gross profit from operating leases is included in the gross profit of the Automotive Division.

market, though they were clearly less than those of our competitors. The administrative expenses as a percentage of sales revenue remained unchanged against the previous year. The improvement in other operating result in particular reflects lower allocations to provisions in connection with the European End of Life Vehicles Directive and positive effects from the realization of derivative financial instruments. Overall operating profit improved by 34.8 % to 5.4 billion €. In contrast, the financial result decreased by 0.7 billion € to – 1.0 billion €. The reasons for this particularly included higher interest and similar expenditure, increased accumulation of pension provisions and other provisions as well as lower income from investments.

Profits above previous year as expected

In the financial year 2001 the Volkswagen Group achieved a profit before tax of 4,409 million € (+ 18.6 %). The return on sales rose by 0.5 percentage points to 5.0 %. Excluding the one-off expenses in connection with the End of Life Vehicles Directive, the adjusted profit before tax totalled 4,532 million €, up 8.1 % on the comparable previous year's result. The adjusted return on sales was 5.1 (5.0) %.

After deduction of income tax expenditure, the Group achieved a net profit for the year of 2,926 million € (+ 12.0 %). The effective tax rate increased against the previous year by 3.9 percentage points to 33.6 %. The reason for the low effective tax rate in the previous year was the one-off relief on deferred taxes resulting from the change of tax rate in *Germany pursuant to the Act relating to the* reduction of taxation dated October 23, 2000.

Details of the development of business of the Automotive and Financial Services divisions are presented in the section headed "Report on the Divisions, Brands and Regions".

Share of 2001 sales revenue by market



Germany (27.7 %)
Rest of Europe (40.5 %)
North America (20.1 %)
South America (5.2 %)
Asia/Oceania (5.3 %)
Africa (1.2 %)

Income statement of VOLKSWAGEN AG

million €	2001	2000
Sales revenue	**44,197**	**43,447**
Cost of sales	41,136	40,932
Gross profit	**+ 3,061**	**+ 2,515**
Distribution costs and administration expenses	2,814	2,755
Other operating income less other operating expenses	+ 596	+ 416
Financial result	+ 870	+ 2,263
Results from ordinary business activities	**+ 1,713**	**+ 2,439**
Extraordinary expenses	96	355
Profit before tax	**+ 1,617**	**+ 2,084**
Income tax expense	699	1,260
Profit after tax	**918**	**824**
Profit carried forward from previous year	51	3
Withdrawal from reserves for treasury shares	3	–
Retained earnings	420	319
Net earnings available for distribution	**552**	**508**

Proposal on appropriation of net earnings available for distribution

€	2001
Dividend distribution on subscribed capital – 1,087 million €[1] –	550,114,696.80
of which on ordinary shares[2]	406,990,636.00
on preferred shares	143,124,060.80
Balance (carried forward)	1,871,007.28
Net earnings available for distribution	**551,985,704.08**

[1] 16.4 million € deriving from the exercising of option rights in the year under review carried no dividend rights for the financial year 2001.
[2] Includes 54,235,158.90 € for 41,719,353 treasury shares which, if held by the Company on the date of the Annual General Meeting, carry no dividend rights.

Orders received by VOLKSWAGEN AG

The continued weakness of demand on the German automotive market meant that domestic orders received by VOLKSWAGEN AG in 2001 were 8.9 % below the level of the previous year. In Western Europe excluding Germany, the previous year's figure was almost matched (– 0.6 %). At December 31, 2001, VOLKSWAGEN AG held orders for 73,203 vehicles (– 18.3 %).

Profit after tax of VOLKSWAGEN AG increased

VOLKSWAGEN AG increased its sales revenue by 1.7 % against the previous year. This was achieved primarily as a result of a slight growth in Germany and substantial increases in the Asia-Pacific and North America regions. The proportion of total sales revenue generated outside Germany remained virtually unchanged at 66.0 (65.9) %. The cost of sales rose by only 0.5 %, as a result of which gross profit improved significantly to 3.1 billion € (+ 21.7 %).

The increase in distribution costs relative to the previous year is mainly the result of higher packaging, loading and shipping costs. The ratio of administrative expenses to sales revenue has not changed from the previous year. The net balance of other operating income and expenses increased by 180 million €, largely owing to exchange rate gains. The main factor in the 1,393 million € reduction in the financial result to 870 million € was a realized loss from the transfer of the treasury shares to Volkswagen Beteiligungs-Gesellschaft mbH. As a result, the results from ordinary business activities also decreased by

29.8 % to 1,713 million €. The extraordinary expenses included the portion of the risk applicable to VOLKSWAGEN AG arising from the End of Life Vehicles Directive. After tax, VOLKSWAGEN AG made a net profit for the year of 918 million € (+ 11.4 %).

Dividend proposal

The Board of Management and Supervisory Board propose to the Annual General Meeting the payment of an increased dividend per no-nominal-value share relative to the year 2000. After transferring 420 million € to free reserves, the payment of a dividend of 1.30 (1.20) € per ordinary share and 1.36 (1.26) € per preferred share will be proposed.

Assets and financial position

The total assets of VOLKSWAGEN AG decreased in the past financial year by 172 million € to 31,115 million €. Investments in tangible and intangible assets decreased by 1.4 % to 1,742 million €. They were directed in particular into new products, model facelifts and restructuring measures. Most of the investments in tangible assets were made at the Wolfsburg, Hanover and Salzgitter plants. Financial investments in 2001 totalling 2,552 million € (– 13.8 %) mainly comprised capital increases and loans for direct investments as well as investments in securities funds. Overall, non-current assets increased by 9.6 % to 17.3 billion €.

In contrast, current assets decreased by 10.9 % to 13.8 billion €. While inventories increased slightly, receivables and other assets and cash and cash equivalents decreased.

The shareholders' equity increased to 9.9 billion €, in keeping with earnings development. Outside capital decreased overall by 3.5 % to 21.2 billion €. Provisions and accruals increased by 1.6 % to 13.1 billion €. Liabilities decreased by 10.6 % to 8.2 billion €, of which 5.0 billion € (– 13.2 %) were interest-bearing.

Balance sheet of VOLKSWAGEN AG

million €	Dec 31, 2001	Dec 31, 2000
Non-current assets	17,326	15,812
Inventories	2,302	2,194
Receivables	9,289	9,827
Cash and cash equivalents	2,198	3,454
Total assets	**31,115**	**31,287**
Capital and reserves	9,900	9,313
Long-term borrowings	6,314	5,858
Medium-term borrowings	3,441	3,769
Short-term borrowings	11,460	12,347

The financial statements of VOLKSWAGEN AG will be published in the "Bundesanzeiger" and submitted to the Register of Companies at the Wolfsburg District Court. Copies of the financial statements can be obtained free of charge from the address given on the last page of the Report.

Ideas for the future

The development of new products in the Volkswagen Group is oriented to the specific goal of enhancing customer benefit. Equal attention is devoted to matters of design and functionality, safety and environmental compatibility.
In the financial year 2001 the research and development costs of the Volkswagen Group charged to the income statement in the financial statements to IAS totalled 2,660 million € (– 21.5 %). In vehicle development, Volkswagen continued to restructure and expand its model range. Developments in that area include the successor models to the Golf and the Transporter, as well as the Phaeton luxury-class saloon. With more new models, such as the Multi-Purpose Vehicle in the Golf class and a Sports Utility Vehicle, the Touareg, developed in collaboration with Porsche, the Group will in future be covering even more segments of the automotive market. Key areas in terms of drive train components were the market launch of the W8 engine in the Passat, the fitting of new power units in the Polo and the successive expansion of the FSI range. With its expanded range of diesel engines conforming to the D4 emissions class, Volkswagen offers its customers a choice which is as yet unmatched on the world market. Also, the Group is continuing its development of the V10 TDI and W12 units, a new 6-speed gearbox and a new 5-cylinder TDI generation. As evidence of the solidity of the new W engine series, the near production class W12 Coupé Nardó improved the world 24 hours record on the high-speed track in Nardó. In the coming years intensive research and development work will be pursued in the field of alternative drive concepts and recycling-friendly total vehicle solutions, as well as in the implementation of new driver assistance and safety systems. In this context, Volkswagen is working intensively on a fuel strategy which, with enhanced combustion methods and regenerative synthetic fuels, is pointing the way toward the application of the fuel cell.

Expenditure on research and development by the Volkswagen Group



billion €
in %
5.0
4.0
3.0
2.0
1.0
2000
2001
% of sales revenue
Amortization of development costs
Research costs and non-capitalized development costs

Research and development expenditure charged to the income statement in the financial statements to IAS represented 3.3 (4.4) % of the total sales revenue of the Automotive Division. The Research and Development function, including the not fully consolidated vehicle-producing investments Shanghai-Volkswagen and FAW-Volkswagen, employed 19,920 people Group-wide (+ 3.0 %).

The research and development costs of VOLKSWAGEN AG disclosed in the 2001 financial statements in accordance with the German Commercial Code totalled 2.7 billion € (+ 1.7 %). The number of people it employed in this sector fell by 0.3 % to 9,790. With 1,022 patents registered – of which 818 in Germany and 204 abroad – Volkswagen's employees ably demonstrated the Company's innovative power.

Expenditure on environmental protection

VOLKSWAGEN AG invested 33.2 million € in concrete environmental protection facilities and equipment in the financial year. Of that total, the largest amount – 16.3 million € – was invested in clean air measures. 12.5 million € was invested in the conservation of water quality. The above investments reflect only a part of the environmental efforts of VOLKSWAGEN AG, because investments in new and replacement technical plant and equipment incorporate environmental concerns right from the beginning, so such costs are not recorded separately.

In 2001 the operation of environmental protection activities and equipment at the plants of VOLKSWAGEN AG incurred costs totalling 190.8 million € (+ 0.5 %).

Expenditure of VOLKSWAGEN AG on environmental protection

million €	1997	1998	1999	2000	2001
Investments	27	34	42	27	33
Operating costs	84	86	150	190	191

Additional information on the subject of environmental protection is contained in the latest Volkswagen Environmental Report 2001/2002, which has been attested by external auditors. The Report is also available on the Internet at www.volkswagen-umwelt.de.

Operating costs of VOLKSWAGEN AG by environmental protection sector 2001


Waste management (38.4 %)
Water conservation (37.6 %)
Clean air preservation (17.7 %)
Nature and countryside conservation (3.0 %)
Noise abatement (1.9 %)
Soil revovery (1.4 %)

E-business implemented

Following its introduction of e-business in the year 2000, Volkswagen vigorously pursued its further implementation in the reporting year. Some 5,500 suppliers worldwide are now integrated by way of the so-called Electronic Supplier Link. By the end of 2001 over 250,000 enquiries had been handled electronically. In the three main applications of the business-to-business marketplace (B2B) too – online negotiation, catalogue management and capacity management – the Procurement function attained impressive levels of implementation. The Volkswagen Group has to date conducted some 800 online negotiations with more than 5,500 suppliers. In the field of catalogue management, over 6,000 employees in the Volkswagen Group currently have access to over 580,000 articles from some 290 suppliers. By December 31, 2001 some 200 suppliers had been linked in to the capacity management system, identifying capacity requirements online for as many as 4,000 items. Also, more than 3,000 suppliers now have online access over the Internet through Online Standards to directives and standards for the manufacture of production materials of the Volkswagen Group.

Purchasing volume by brand and region

billion €	2001	2000
Volkswagen Group	**59.7**	**57.2**
Volkswagen Passenger Cars	25.5	23.9
Volkswagen Commercial Vehicles	1.6	2.5
Audi*	12.5	11.5
SEAT	4.3	4.9
Škoda	3.1	3.2
Rolls-Royce/Bentley	0.2	0.2
North America Region	3.8	3.7
South America/Africa Region	4.7	3.8
Asia-Pacific Region	4.0	3.5

* Including Lamborghini.

Since mid November 2001 these five applications have been available through the unified portal at www.vwgroupsupply.com. This platform further enhances the procurement and logistics processes within the Group, with direct consequences in terms of improved cost structures.

Building blocks of the procurement strategy

Open and fair cooperation with competent partners is the basis for an active contribution to future success from all parties involved. In this context, the Volkswagen supplier management system forms the foundation stone of the Group-wide procurement strategy, with its four components:

- Innovation
- Quality
- Competitive cost
- Volume benefits

These building blocks help to attain the goal of being "Best-in-class". For example, in 2001 a quality initiative was launched to further minimize the number of disturbances to the production process caused by purchased parts.

The purchasing volume of the Group increased in 2001 by 4.4 % to 59.7 billion €; 53.8 (57.5) % of total purchasing volumes were purchased from German suppliers.

VOLKSWAGEN AG increased its volume of purchasing to 19.4 billion € (+ 0.5 %), with 73.2 (72.9) % originating from German suppliers. Of the overall purchasing volume, 15.2 (15.2) billion € was spent on production materials and 4.2 (4.1) billion € on capital goods and services.

Quality – the key to customer enthusiasm

Efficient and sustained quality control is key to ensuring orientation to customers' needs and satisfaction in all areas. The demands Volkswagen places on the quality of its products and services are consistently led by the expectations of its customers. A future oriented quality system is therefore not only for monitoring internal processes, but also a means of ensuring that the requirements of customers are transferred into the Company.

Customer input is implemented with high precision and as rapidly as possible, new concepts and testing and measurement instruments are developed and innovations are thoroughly checked in terms of their feasibility and reliability. To serve the customer and translate his or her wishes and needs into practice – that is the role of the Quality function at Volkswagen. Only by delivering excellent products and services will satisfied customers be turned into enthusiastic customers, remaining loyal and so providing the Company with a long-term competitive advantage.

Quality can be perceived by customers in a variety of ways. The standards set must apply to a wide range of qualities, such as design quality, the technical quality of the products, service quality, etc. Only by means of knowledge management can the Group meet that challenge and continuously enhance and deepen its skills and expertise.

The Quality function advises and assists all the departments and business units of VOLKSWAGEN AG, the Group companies and their suppliers, in partnership, meeting this challenge. A key element of that advisory role is to ensure that synergy effects are utilized optimally. Only if all the functions involved in the product creation process set the highest standards for themselves can Volkswagen meet the demands it places on itself – and so also the demands placed on it by its customers. Effective cooperation and a continuous exchange of information are thus essential to long-term corporate success.

The key to striving for perfection lies not least in a motivated and committed workforce, employing its know-how and skills at all times to the benefit of the customer and to fulfil his or her needs. Consequently, attention is devoted to the ongoing development of the skills and capabilities of individual employees, as a key element in safeguarding the long-term success of the Volkswagen Group.

Only by such an approach will it be possible to keep offering customers excellent and attractive products in future, and to continue fulfilling all their expectations.

The path to digital factory planning

Shorter development lead times and rising cost pressures demand quick and concise presentation of planning objects. The planning operations of the Volkswagen Group therefore utilize state-of-the-art virtual technologies. Computer-aided tools in the Computer Aided Factory Design function rapidly generate photo-realistic visualizations of planning objects. The factory planning data obtained in this way forms the basis for detailed simulations of the digital factory in the press shop, body shop, paint shop and assembly planning functions.

Factory structure oriented to the manufacturing process

The characteristic features of customer oriented manufacturing are increasing diversity of variants accompanied by increasing vehicle equipment specifications and decreasing production lot sizes. At present Volkswagen offers more than 50 different vehicle models, representing a doubling of its range within 10 years. The transformation of centrally organized units into autonomous, self-contained operational factory modules enables the factory to be divided in a way oriented to the manufacturing process into modular manufacturing units, each with their own independent responsibilities. In manufacturing units of this kind, complete vehicle modules, such as the cockpit or front-end, are produced specific to individual customer needs and fed in a timely manner into the production flow.

Change in work and process organization

Improving competitiveness solely by technical advances is no longer enough in today's world. The synergetic use of all on-site know-how will in future be an even greater factor in determining corporate success. Key areas of potential are to be found in terms of organization. The areas of vehicle and production engineering and work organization are harmonized to each other right from the beginning. The focus of all planning is on the value adding process and the staff in the production teams. This is bringing about a cultural change, in which the development and utilization of employee know-how and the encouragement and promotion of commitment, agility and flexibility in employees will, in particular, help to realize full productivity potential in new product projects. Consequently, the teams largely organize their own working, and are responsible for eliminating their own errors.

Site-specific optimum production methods

As a global corporation, the challenge for Volkswagen is to find the specific optimum production method for each of its sites. However, the same requirements in terms of the technology deployed are always applied as a matter of principle throughout the Volkswagen Group. That is key to safeguarding the capability of the individual plants to operate within the networked manufacturing system. The focus is on the safety and controllability of processes. Part of the production strategy involves designing those processes as identically as possible, despite varying approaches in different parts of the world.

Production by brand and region – worldwide*

Volkswagen Passenger Cars	2001	2000
Golf (incl. Cabrio)	736,426	818,955
Passat	486,023	384,485
Polo	328,542	376,164
Bora	113,826	123,027
Lupo	82,238	97,403
Sharan	56,337	51,988
SEAT Toledo	38,985	59,480
SEAT Alhambra	26,524	23,924
Phaeton	371	–
SEAT León	–	13,401
Ford Galaxy	53,897	50,280
	1,923,169	1,999,107

Volkswagen Commercial Vehicles	2001	2000
Caravelle, Kombi	72,471	78,465
Škoda Fabia	22,886	10,980
Škoda Octavia	5,954	8,329
LT Kombi	2,489	3,840
Škoda Felicia	814	24,318
Audi A6	–	1
Transporter	79,251	84,234
LT	31,259	35,524
Škoda Pickup	300	1,403
	215,424	247,094

Audi	2001	2000
A4	308,594	229,558
A6, Allroad	186,467	180,715
A3	131,082	136,141
A2	49,369	32,164
TT Coupé	22,078	31,064
TT Roadster	17,271	25,712
A8	11,708	12,894
Cabriolet	184	2,311
Lamborghini	280	291
	727,033	650,850

SEAT	2001	2000
Ibiza	188,427	199,279
León	91,939	79,722
Cordoba	75,847	94,740
VW Polo Classic/ VW Polo Variant	32,598	56,670
Arosa	22,980	28,403
Toledo	8,660	–
Inca Kombi	5,316	5,534
VW Caddy Kombi	4,124	4,493
VW Caddy	35,391	32,098
Inca	14,763	15,207
	480,045	516,146

Škoda	2001	2000
Fabia	261,551	175,780
Octavia	169,659	153,790
Felicia	25,114	98,635
Superb	581	–
Pickup	3,981	18,183
VW Caddy Pickup	–	4,522
	460,886	450,910

Rolls-Royce/Bentley	2001	2000
Rolls-Royce Silver Seraph	192	234
Rolls-Royce Corniche	103	206
Other Rolls-Royce	57	29
Bentley Arnage	1,049	1,243
Bentley Azure	205	131
Bentley Continental	114	93
Other Bentley	61	2
	1,781	1,938

North America Region	2001	2000
VW Jetta	212,414	221,327
VW New Beetle	115,851	149,426
VW Beetle	38,851	41,260
VW Golf Cabrio	13,595	13,690
	380,711	425,703

South America/ Africa Region	2001	2000
VW Gol	317,442	312,400
VW Golf	133,124	110,850
VW Parati	40,772	48,187
VW Polo/ VW Polo Classic	30,079	30,329
VW Passat/Santana	20,944	25,843
VW Caravelle, Kombi	16,820	19,331
Audi A3	13,674	9,719
VW Jetta	7,275	7,126
SEAT Cordoba	2,923	2,945
Audi A4	915	2,951
VW Saveiro	33,938	29,726
VW trucks	18,974	14,689
VW Omnibus	4,534	3,780
VW Transporter	3,363	3,435
VW Caddy	2,306	5,076
VW Golf Pickup	835	727
SEAT Inca	444	1,121
	648,362	628,235

Asia-Pacific Region	2001	2000
VW Passat/Santana	230,482	221,524
VW Jetta	99,393	94,150
Audi A6	30,402	16,457
VW Bora	3,593	–
	363,870	332,131

	2001	2000
Consolidation	93,336	95,659
Volkswagen Group	**5,107,945**	**5,156,455**

* Including the not fully consolidated vehicle-producing investments Shanghai-Volkswagen and FAW-Volkswagen.

Knowledge management

The ability of a company to manage knowledge and translate it into successful products and services has become critical factor determining success in the competitive environment. Capability requires a combination of knowledge and experience. Consequently, the goals of knowledge management are to identify and document available knowledge and make it available at the right time and in the right place. One example of a number of different knowledge management tools deployed by Volkswagen is the Knowledge Exchange, in which the Intranet is used to support interaction within Group-wide working parties. Over 600 of the Group's experts are currently interconnected worldwide in a number of virtual networks of such kind, dealing with a wide range of current issues.

Future oriented vocational training demands active participation

The future success of the Volkswagen Group will be decisively determined by the ability and initiative of its employees in applying the concept of continuous learning. This is a key factor in making knowledge available fast within a dynamic value adding and service delivering process, in order to take advantage of new opportunities on the market. Participation in the design of learning and working processes, team spirit, quality awareness and acceptance of responsibility are key elements of the vocational training provided by Volkswagen.

As of December 31, 2001, VOLKSWAGEN AG employed a total of 4,119 apprentices in 34 trades and professions. Of that total, 3,633 were undergoing training in technical skills and trades and 486 in the commercial field. 1,162 apprentices who passed their qualifying examinations were retained on unlimited employment contracts. Volkswagen also ran a number of campaigns in 2001 in support of the positive trend towards attracting more women into training for industrial and technical professions. The proportion of women in such areas has increased from 21.8 % in 1996 to its current level of 26.3 %.

Top-level expertise based on management development

The dynamic processes of product creation, production and marketing in the Volkswagen Group must be carried out on the basis of appropriate personnel development programs. Our trainee program, the Junior Management Programm (JUMP) and our Group Junior Executive Program (GJEP) provide a sound foundation for such development. In addition, we also deploy instruments and programs, such as the Global Exchange of Talents (GET) and our International Program Development (IPD), which enable a global, cross-brand exchange and provide the necessary skills management. The core element of these global instruments is the Job Family Concept, which ensures the mutual compatibility of the highly varied organizational structures throughout the world.

Targeted development of women at the workplace

Integration of the promotion and development of women as a fixed element of all corporate processes is the aim of existing programs such as Mentoring and Work & Life Balance. Furthermore, in 2001 Volkswagen developed an in-house Equality Audit. In pilot projects, the qualifications, ages and pay structures of 14,191 employees were analyzed as the basis for devising concrete goals for the promotion of women. This instrument has now been extended to cover all the German sites of VOLKSWAGEN AG.

Value added statement of the Volkswagen Group

Sources of funds	million €	2001	2000
Sales revenue		88,540	83,127
+ other income		8,568	7,861
– expenditures		76,619	71,330
Value added		**20,489**	**19,658**

Appropriation of funds	million €	2001	%	2000	%
to shareholders	Dividend	550	2.7	507	2.6
to employees	Wages, salaries, fringe benefits	13,368	65.2	13,263	67.5
to the State	Taxes, levies	1,505	7.4	1,648	8.4
to creditors	Interest	2,690	13.1	2,133	10.8
to the Company	Reserves	2,376	11.6	2,107	10.7
Value added		**20,489**	**100.0**	**19,658**	**100.0**

Value added statement of the Volkswagen Group

The value added statement indicates the additional value generated in the reporting year by the Company as its contribution to the gross domestic product of the country. In 2001 the Volkswagen Group generated value totalling 20,489 million € (+ 4.2 %), an increase per employee of 2.5 thousand € to 68 thousand € (+ 3.7 %).

Innovative employment concepts: 5,000 x 5,000

In August 2001 VOLKSWAGEN AG negotiated a collective bargaining agreement with the IG Metall Trade Union in respect of the newly established company Auto 5000 GmbH. On the basis of that agreement, and based on innovative design of all the business processes involved in the manufacture and sale of a vehicle, Auto 5000 GmbH is aiming to establish a new form of competitive automobile production in Germany. To that end, from 2002 Auto 5000 GmbH will be successively recruiting 3,500 new employees in Wolfsburg.

Employee pay and benefits at VOLKSWAGEN AG

million €	2001	%	2000	%
Direct pay including fringe benefits in cash	4,118	65.9	4,163	63.0
Social insurance contributions	915	14.7	903	13.7
Payment for hours not worked	942	15.1	842	12.7
Pensions	271	4.3	700	10.6
Total	**6,246**	**100.0**	**6,608**	**100.0**

Company pension scheme converted

In the course of 2001 the company pension scheme for new employees and for some 80 % of existing employees was converted into a pension fund. The Volkswagen Pension Trust e. V. is responsible for investing and managing the assets entrusted to it from the company pension scheme and from the accumulated Time Assets. The aim is to provide greater dynamism, more security and improved income prospects after retirement. At the same time, the personnel expenditure of the German sites has been significantly and lastingly reduced as a result.

Launch of the Volkswagen Employee Portal

In 2001 VOLKSWAGEN AG launched the "Level 5" initiative to familiarize all its employees with the new media. The aim is that in future any employee of VOLKSWAGEN AG will be able to make use of the Internet Portal as a means of communication at work, from Level 5 stations and from home. In this way Volkswagen is opening up new channels for its employees to acquire skills and enabling them to utilize the Internet as a means of networking and as a driver of new processes.

Good ideas help Volkswagen

The core concept of ideas management as a central instrument of motivation at all the sites of VOLKSWAGEN AG is to promote the idea-generating potential and creativity of all employees even more efficiently. Critical and productive confrontation with the questioning of existing practices delivers continuous improvement of business processes. In the 2001 financial year a total of 95,645 ideas were submitted (+ 39.2 %) and 37,614 put into practice (+ 45.0 %). The calculable savings totalled 143.0 million €; rewards totalling 26.4 million € (+ 14.0 %) were paid out to employees.

Legal Matters

Major changes under company law and capital measures

On March 7, 2001 the Volkswagen Pension Trust e.V. was entered in the Wolfsburg Register of non-profit-making bodies. The function of this trust is to manage the pension funds of VOLKSWAGEN AG and other Group companies.

With effect from May 27, 2001, gedas GmbH was converted into a public company. This was a recognition of the increasing importance of that company in the IT services market.

With effect from August 16, 2001, in connection with the implementation of the Volkswagen "5,000 x 5,000" project, AutoVision GmbH, a 100 % subsidiary of VOLKSWAGEN AG, established Auto 5000 GmbH, with its registered office in Wolfsburg.

With effect from September 25, 2001, VOLKSWAGEN AG transferred 41,719,353 treasury shares to Volkswagen Beteiligungs-Gesellschaft mbH. That company had been established some considerable time earlier for the purpose of holding shares in key Group companies. The resolution of the Annual General Meeting on the appropriation of treasury shares remains thereby unaffected.

Subject to the consent of the Swedish and European approval authorities, VOLKSWAGEN AG intends with effect from January 1, 2002 to acquire Scania's 50 % share in Svenska Volkswagen AB, Södertälje/Sweden, thereby becoming the sole shareholder. Svenska Volkswagen, founded in 1948, is the Swedish importer for the Volkswagen, Audi, SEAT and Škoda brands, as well as for Porsche.

Pending legal cases

The European Court of Justice has not yet passed judgement on the appeal lodged on September 14, 2000 by VOLKSWAGEN AG against the decision of the European Court of First Instance in respect of alleged obstruction of exports.

The Liverpool Limited Partnership, Bermuda, has launched an action for rescission against the resolutions passed by the Annual General Meeting on June 7, 2001 relating to ratification of the actions of the members of the Board of Management and of the Supervisory Board for the financial year 2000 and relating to the authorization to acquire treasury shares. The Braunschweig Regional Court has set the hearing date for May 15, 2002.

On June 29, 2001 the European Commission imposed a fine of 30.96 million € on VOLKSWAGEN AG for alleged influencing of dealer pricing. Volkswagen lodged an appeal to the European Court of First Instance against this decision on September 10, 2001.

Grants approved

On July 18, 2001, on conclusion of its review procedure, the European Commission approved state funding in the amount of a nominal 82.7 million € or 74.1 million € at net present value, for Automobilmanufaktur Dresden GmbH.

Dependency report

In accordance with Section 312 of the German Corporation Act (AktG), the Board of Management of VOLKSWAGEN AG has submitted to the Supervisory Board a report on the past financial year, containing the following concluding declaration:

"We declare that, according to the circumstances known to us at the points in time at which each of the legal transactions with related companies in the sense of Section 312 AktG were entered into, our Company received an appropriate consideration for each of the said legal transactions. No legal transactions or measures were either undertaken or omitted on the instruction of or in the interests of the State of Lower Saxony and its subsidiaries in the reporting year."

Risk management system

The future economic development of a company depends largely on the extent to which it is able to exploit opportunities to generate revenue. This also requires the conscious acceptance of risk. The role of the risk management system, as an integral part of the Group's overall management organization, is to make such risks transparent in a timely and reliable manner, and to assess and control them. The risk management system of the Volkswagen Group has been assessed by the Company's external auditors. Accordingly, it conforms to the requirements of the German Law governing controls and transparency in business (KonTraG).

Macroeconomic risk

There is at present a significant degree of uncertainty as to the future development of the world economy. The economic downturn in the USA and Europe has for some time been countered by a series of interest rate cuts by the major central banks which – while still maintaining monetary stability – are expected to have a positive effect on consumer spending and investment in the medium term. However, it remains unclear when consumers and businesses will overcome the increasing reluctance to spend and invest they have felt in particular as a result of the terrorist attacks of September 11, 2001 in the USA and their after-effects. A continuation of the long-standing weakness in demand on the German automotive market would place a greater strain on Volkswagen, as the market leader, than on other manufacturers.

There is at present a difficult-to-assess risk in respect of the economies of Brazil and Argentina, jointly known as the Mercosur. This risk results primarily from the economic and political effects of the widely varying exchange rate development of the Argentinian Peso on the one hand, and the Brazilian Real on the other, which for a time fell heavily in value against the US Dollar in the second half of 2001. In Argentina, the recent devaluation of the Peso has led to major financial burdens.

Volkswagen limits the risk of a rise in the exchange value of the Euro by means of currency hedging transactions, as detailed in the notes to the financial statements.

There is a general intensification of competitive pressures within the single European market in connection with the introduction of the Euro, which will further enhance market transparency.

Commercial risk

Against the background of current developments, the prime risk needing to be controlled within the Company's business processes is that of interruption of production. The economic consequences of such risk are largely covered by appropriate insurance policies.

The warranty period on new vehicles delivered in Western Europe was extended to 24 months with effect from November 1, 2001. Adequate provision has been made for the potential warranty obligations which may arise as a result. Furthermore, we deploy extensive preventive quality control measures in order to limit such risk.

The risk in connection with the indebtedness of the Volkswagen Group has been assessed by leading rating agencies. The ratings are highly satisfactory, and are presented in the section of this Report headed "Financial Communication".

To protect against attacks on our information systems, all currently available means are deployed on an ongoing basis in order to safeguard the information base underlying our business processes, now and in the future.

Major legal risks

The European End of Life Vehicles Directive came into force in October 2000, and must be enacted in national law by the member states by April 2002. The manufacturers and importers will have to bear the cost, or a major portion of the cost, of disposing of any vehicle which has reached the end of its useful life and has a negative market value. The Directive applies to new vehicles registered as from July 2002 and to existing vehicles registered as from January 2007. It is to be assumed that differing systems for the return and recycling of such vehicles will be implemented in the member states. The Volkswagen Group has made provision accordingly for the cost obligations arising from the vehicles brought to market up to and including 2001, based on provisional estimates. The risk assessment must be reviewed following implementation of the national regulations. In implementation of the Directive, the material prohibitions applicable with effect from July 1, 2003 and the consequent need to develop substitute materials may possibly entail increases in product cost which cannot at present be estimated.

The Block Exemption Regulation issued by the European Commission for selective distribution of automobiles expires in September 2002. This Regulation enables manufacturers to select their – usually brand-exclusive – dealers based on qualitative and quantitative factors. This ensures the maintenance of a commercially sound, efficient sales and service network, to the benefit of customers. The follow-up regulation recently published by the European Commission does in principle also provide for qualitatively and quantitatively selective distribution of new vehicles, but it is significantly restricted by several supplementary provisions, as a result of which the benefits for the consumer associated with the present system and the synergy effects achieved in the distribution process appear to have been put at risk.

Going-concern risk

Taking into account all the information known to us at present, the Volkswagen Group currently faces no discernible risks which may endanger the continued existence of the Volkswagen Group in the foreseeable future.

Follow-up report

No other matters of special note occurred after the end of the financial year, beyond those already cited.

General economic development

Growth in the world economy in 2002 is forecast to remain around the previous year's level. The US economy is expected to pick up considerably within the first half of the year, while a lasting upturn in Western Europe is not likely until the second half. The German economy is forecast to recover gradually, though growth will be little above that of the previous year.

The sustained economic crisis in Argentina is placing a burden on the prospects for the whole of South America, especially Brazil. Stronger growth is expected in the Asia-Pacific Region. Growth in China will not quite attain the previous year's level, but will still be well above that of the other countries in the region. In Japan the recessionary trend will persist.

Development of automotive markets

With respect to global automotive markets, the effects of any possible impetus resulting from decreasing inflationary pressure and sustained interest rate cuts will not be felt for some time.

The 2001 forecast for the USA and Canada had indicated a substantial decrease in new registrations, but this was largely prevented by extensive sales promotion measures by the market players – especially following the terrorist attacks of September 11. The unscheduled vehicle purchases precipitated by these measures, and the expected reduction in the extremely high level of sales promotion expenditure, will place a burden on 2002 market volumes. In Mexico, a slight fall in the passenger car market is expected owing to the country's close economic links to the USA.

After the demand-driven factors seen in 2001, such as the reward scheme for the scrapping of old vehicles in Spain and price reductions in Great Britain, the number of passenger car registrations is expected to fall over the course of the current year. In Germany, a reversal of the general economic trend in the second half of the year is expected to reinvigorate passenger car demand. In Eastern Europe, we expect to see a small market growth. Following the dramatic collapse of the Turkish automotive market in 2001, the best that can be expected in the current year is a slight recovery.

Investment and financial planning 2002–2006

billion €	Cash-flows from investing activities	Cash-flows from operating activities
Automotive Division	**44.5[1]**	**61.3**
of which: Volkswagen Passenger Cars	17.9	28.8
Volkswagen Commercial Vehicles	2.4	3.1
Audi	11.5	16.2
SEAT	1.7	2.5
Škoda	2.1	2.9
Rolls-Royce/Bentley	0.4	1.0
North America Region	2.9	5.5
South America/Africa Region	1.9	2.6
Asia-Pacific Region[2]	0.2	0.6

[1] Including investments in tangible assets in the amount of 31.2 billion €.
[2] Excluding the companies in China, which will be investing approx. 2.4 billion € in new models and components.

The passenger car market in Argentina, which declined substantially in 2001, is likely to contract further this year. In contrast, the Brazilian market is expected to show a slight positive trend.

The Japanese passenger car market is expected to stagnate further in 2002. The rest of the Asia-Pacific Region will see impetus for growth, especially from the Chinese market.

Investment and financial planning 2002–2006

At a total of 31.2 billion €, investments in tangible assets in the Automotive Division in the years 2002–2006 will be around the level of the corresponding amount in the 2001–2005 plan. 61 % of total capital investments will be made in Germany. The average investment ratio will be 6.7 % – the same level as that of the competition over recent years.

Two thirds of investments in tangible assets will be made in the product sector, for which expenditures in the amount of 20.4 billion € are scheduled. The main areas of focus in 2002 will be the successor products in the Golf class, the next Transporter generation, the new delivery van, the new Multi-Purpose Vehicle in the Golf class, the new off-road vehicle in the Sports Utility Vehicle category (Touareg) and the successor to the Audi A8. Furthermore, our component manufacturing facilities will be switching to the production of new generations of engines and gearboxes, bringing enhanced performance with lower emissions and reduced fuel consumption.

A further 10.8 billion € will be invested primarily in optimizing and modernizing production processes, with the aim of achieving our ambitious quality and cost targets. Outside of the production sector, further expansion of our development functions, quality assurance, spare parts supply and information systems is planned.

Taking into account, in particular, the additions for capitalized development costs and financial investments, total investing activity over the next five years will reach 44.5 billion €. All the brands and regions will be able to finance these investments from their self-generated funds; in the planning period cash flow will cover investments by 16.8 billion €, or 38 %.

Investments in tangible assets in the Automotive Division 2002–2006


61 % in Germany
39 % abroad

In keeping with the special character of the banking and leasing business, this will not be possible in the rapidly expanding Financial Services Division. The additional capital requirement for customer and dealer financing in the amount of 9.6 billion € and for leased assets in the amount of 26.4 billion € in the planning period will be primarily covered by borrowings.

Restructuring of the Volkswagen Group

At its meeting on November 23, 2001, the Supervisory Board of VOLKSWAGEN AG gave its consent to the proposal of the Board of Management with regard to the business process oriented enhancement of Group structures with effect from January 1, 2002.

A key element of this restructuring in the passenger car sector is the merging of the Volkswagen Passenger Cars, Škoda, Bentley and Bugatti brands to form the Volkswagen brand group and of the Audi, SEAT and Lamborghini brands to form the Audi brand group. Each brand will retain its own independent character, and will operate independently on the market. This will tighten the structures and broaden the foundation base within the brand group, as well as establishing the organizational preconditions for even broader market coverage.

The commercial vehicles business of the Volkswagen Group will in future continue to be operated by the Volkswagen Commercial Vehicles brand. The Volkswagen and Audi passenger car brand groups and the Volkswagen Commercial Vehicles brand together form the Automotive Division. As previously, the portion of the report dealing with the Financial Services Division also includes the Europcar group, as previously.

To provide regional control, four geographical areas of responsibility will be created covering the global activities of the Volkswagen Group: the Europe/Rest of the World Region, the North America Region, the South America/South Africa Region and the Asia-Pacific Region.

This Report contains forecasts of the future business development of the Volkswagen Group. The forecasts are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive business in those countries, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast.

Consequently, any unexpected fall in demand or economic stagnation in our key selling markets, such as Western Europe, especially Germany, or in the USA, Brazil or China, will impact on the development of our business and thus on our earnings expectations. The same applies in the event of a shift in current exchange rates relative to the US Dollar, the British Pound Sterling and the Japanese Yen.

Earnings prospects

The Volkswagen Group will build further on its success of recent years in 2002. We will greatly expand and renew our continuously improving range of high-quality vehicles, with the aim of entering new segments and further enhancing our position in established segments. Consequently, we again expect to see our share of the world automobile market rise in 2002. We will counter the competitive pressures, as previously, with our strategy of product value retention, and will continue to reject the option of a discount-driven pricing policy.

We also aim to make further progress on the cost side. Measures in this area will extend across the entire process chain, based on a unified IT infrastructure. The focus of the measures will be on development and material costs and the cost of procurement, production and distribution logistics, delivering a boost to productivity, product quality and customer satisfaction.

Earnings development overall will, however, depend on automobile demand in the various market regions. The German and US markets will be key. The downward sales trend in those two countries which took hold in the second half of 2001 still persists. It is not yet possible to forecast whether and when the trend will be reversed. Consequently, no reliable forecast with regard to earnings development can yet be made at present.

Wolfsburg, February 19, 2002
The Board of Management

Ferdinand Piëch | Bruno Adelt | Robert Büchelhofer

Francisco Javier Garcia Sanz | Peter Hartz | Jens Neumann

Bernd Pischetsrieder | Folker Weißgerber | Martin Winterkorn



Report on the Divisions, Brands and Regions

53 Automotive Division

54 Volkswagen Passenger Cars Brand

56 Volkswagen Commercial Vehicles Brand

58 Audi Brand

60 SEAT Brand

62 Škoda Brand

64 Rolls-Royce/Bentley Brand

66 North America Region

68 South America/Africa Region

70 Asia-Pacific Region

72 Financial Services Division

Substantial increase in operating result in the Automotive Division

- *Major earnings drivers in 2001: Volkswagen Passenger Cars and Audi brands as well as North America and Asia-Pacific regions*
- *Strong growth in profits from Volkswagen Passenger Cars, Audi and in the Asia-Pacific Region*
- *Collapse in earnings from the South America/Africa Region*
- *New models launched: VW Passat W8, VW Polo, Audi A4 Avant, Škoda Fabia Sedan, Škoda Superb, Lamborghini Murciélago, Seat Ibiza*

Operating result 2001 against 2000 Automotive Division*



million €
2,500
2,000
1,500
1,000
500
0
Volkswagen Passenger Cars brand
Audi brand
North America Region
Asia-Pacific Region
Volkswagen Commercial Vehicles brand
Škoda brand
South America/ Africa Region
SEAT brand
Rolls-Royce/ Bentley brand
2001
2000
2001
2000

* Excluding one-off expenses relating to the End of Life Vehicles Directive.




WOB DJ120

- *With the Passat W8, Volkswagen enters the upper mid-class*
- *New Polo sets standards for value in its class*
- *November 2001: 33,333,333rd vehicle produced at the Wolfsburg site*
- *December 2001: Opening of the "Gläserne Automobilmanufaktur" glass-walled manufacturing plant in Dresden as a skills centre for luxury-class car production*

Volkswagen Passenger Cars brand

		2001	2000[1]	%
Vehicle sales	thousand units	2,402	2,452	- 2.0
Production		1,923	1,999	- 3.8
Workforce at December 31	thousands	126.2	126.7	- 0.4
Sales revenue	million €	47,888	45,230	+ 5.9
Operating result[2]		2,238	1,993	+ 12.3
– as % of sales revenue		4.7	4.4	X

[1] Previous year's figures adjusted to take account of the reassignment of Volkswagen-Audi España, S.A. to the Volkswagen Passenger Cars brand in 2001.
[2] Excluding one-off expenses relating to the End of Life Vehicles Directive.

Business development

Automobile demand in Germany continued to weaken in 2001. As a major volume manufacturer, the Volkswagen Passenger Cars brand did not remain unaffected by the trend. Sales of 2,402 thousand units were 50 thousand below the high level of the previous year. The figure also includes 319 thousand Audi, SEAT, Škoda and Volkswagen commercial vehicles sold through the European distribution companies belonging to the Volkswagen Passenger Cars brand.

Production decreased overall by 3.8 % to 1,923 thousand units. The proportion of vehicles produced in Germany increased slightly. The Brussels and Setubal plants also produced 66 thousand units of the Toledo and Alhambra models for SEAT. Volkswagen Passenger Cars additionally produced 54 thousand Galaxy units for Ford-Werke AG, which are likewise included in the total unit sales.


WOB DJ 280



The workforce totalled 126.2 thousand people, including 2.4 thousand employees close to retirement in part-time working arrangements.

Investments in tangible assets

The investments in tangible assets of 2,720 million € were primarily directed towards the successfully launched new Passat W8 and Polo models, up-front expenditures for future product launches, a number of power/transmission units and the construction of the "Gläserne Automobilmanufaktur" glass-walled manufacturing plant in Dresden.

Sales revenue and result

The Volkswagen Passenger Cars brand increased its sales revenue by 5.9 % to 47,888 million €. In the 2001 financial year the Volkswagen Passenger Cars brand once again made a major contribution to the profits of the Group. Operating profit increased from 1,993 million € in the previous year to 2,238 million € in 2001.

Key factors in this were improvements to the model structure and geographical structure in the export business – primarily higher sales in Great Britain and the USA –, volume increases in the components business supplying other brands/regions, and the lasting effects of price adjustments. Material costs were reduced by means of product cost optimization and price negotiation.

Outlook

The Volkswagen Passenger Cars brand expects to safeguard its high level of unit sales and achieve further improvements in profits in 2002 despite continuing weak markets, based on continuous optimization of revenues and costs. With a wide product range, the brand will extend its lead over the competition.



- *Commissioning of the new high-capacity suction press with the highest press force in the Volkswagen Group*
- *May: Opening of a paintshop in Poznan employing state-of-the-art production engineering and environmental technologies*
- *New production and unit sales record for trucks and buses in Resende/Brazil*

Volkswagen Commercial Vehicles brand[1]

		2001	2000	%
Vehicle sales	thousand units	253	289	– 12.4
Production		215	247	– 12.8
Workforce at December 31	thousands	18.3	18.0	+ 1.4
Sales revenue	million €	4,280	4,562	– 6.2
Operating result[2]		296	433	– 31.7
– as % of sales revenue		6.9	9.5	X

[1] Excluding the Resende plant, because the Commercial Vehicles sector in Brazil is consolidated into the South America/Africa Region.
[2] Excluding one-off expenses relating to the End of Life Vehicles Directive.

Business development

In the past financial year unit sales totalled 253 thousand light trucks, vans and leisure and utility vehicles. Despite declining core markets, market shares were gained.

Volkswagen Commercial Vehicles produced a total of 215 thousand units (– 12.8 %) in 2001. At the Hanover headquarter plant, 162 thousand Transporter, Caravelle, Multivan and LT units and 22 thousand vehicle parts sets for VW Poznan were produced. In Poznan, the brand produced 23 thousand Volkswagen Transporter units and a further 30 thousand passenger cars of the Škoda brand.

The Truck and Bus South America Operations business of the Volkswagen Commercial Vehicles unit performed outstandingly. Sales of trucks increased to 19 thousand units (+ 24.3 %) and sales of buses to 4 thousand units





(+ 21.3 %), with substantial increases in market shares. The Resende plant achieved a new production record of 24 thousand truck and bus chassis.

At the year-end the brand employed a total of 18,277 people; 15,634 at the Hanover site and 2,643 at Volkswagen Poznan Sp.z. o.o in Poland.

Investments in tangible assets

In the past year the brand invested a total of 366 million € in tangible assets at Hanover and Poznan in order to prepare those sites for the successor generations of the current models, based on wide-ranging new building and restructuring measures.



Sales revenue and result

The slowdown in the markets for light trucks – in particular the collapse in Turkey – resulted in a fall in sales revenue to 4,280 million € (– 6.2 %). Operating profit of 296 million € (including Resende 317 million €) was down on the previous year's level because of the substantial up-front expenditures.

Outlook

2002 profits will be burdened by expenditure on the new model generations. On the other hand, all growth opportunities in international markets in commercial and leisure vehicles will be taken up. The targeted investments in the modernization of the brand's sites will form a sound basis for an attractive, refreshed and expanded product range – for the greater benefit of customers worldwide.



- *Presentation of new Audi models in all market segments: A2 1.2 TDI, A4 Avant and A8 L 6.0 quattro*
- *Presentation of the Lamborghini Murciélago*
- *More motorsport success: Double victory in the Le Mans 24 Hours and victory in the American Le Mans Series*


IN PR 200

Business development

In the past financial year vehicle sales of the Audi brand rose by 8.7 % to 991 thousand units – 724 thousand Audi, 297 Lamborghini and 267 thousand units of other Group brands sold by AUTOGERMA S.p.A. located in Italy. The success of Audi was based on the continuing healthy business outside Germany and an increase in sales within Germany. In China, the brand achieved record deliveries, and had exceeded the previous year's performance by August.

Audi produced 727 thousand vehicles, 11.7 % up on the previous year. The highest volume model was the A4, with 309 thousand units produced. AUDI HUNGARIA MOTOR Kft. in Györ, Hungary, produced the Audi TT and the A3 as well as a total of 1,220 thousand engines. COSWORTH TECHNOLOGY LIMITED produced 4,951 power units. As a result, overall engine production increased by 3.2 %. In Sant'Agata Bolognese (Italy) 280 Lamborghini units were produced.


BE·640LJ

The workforce remained virtually constant, at 50.6 thousand.

Investments in tangible assets

Following extensive investments in the previous year, the volume of investments in tangible assets in 2001 decreased by 27.9 % to 1,398 million €. The focus of investments was in new products, in particular the new A4 Avant. At the same time cash flow increased significantly, benefiting the liquidity of the Audi brand.

Audi brand

		2001	2000	%
Vehicle sales	thousand units	991	912	+ 8.7
Production		727	651	+ 11.7
Workforce at December 31	thousands	50.6	50.2	+ 0.8
Sales revenue	million €	22,032	19,952	+ 10.4
Operating result*		1,421	1,138	+ 24.9
– as % of sales revenue		6.4	5.7	X

* Excluding one-off expenses relating to the End of Life Vehicles Directive.

Sales revenue and result

In the past eight years Audi has continuously increased its sales revenues; in 2001 it did so by 10.4 % to 22,032 million €. Factors in this growth included the success of the new A4 and the increase in unit sales in markets outside Germany. Operating profit totalled 1.421 million €, up 24.9 % on the 2000 figure.

Outlook

In the year 2002, despite the difficult economic climate, Audi aims to maintain the healthy development of recent years. Confidence in its ability to achieve that goal is based on the further expansion of its presence in markets outside Germany and the concerted application of innovative technologies aimed at safeguarding its long-term competitive position.


IBIZA

- *With the new generation of the Ibiza and the launch of the Leon Cupra R, SEAT is focussing its product policy more closely on its slogan "Seat auto emoción"*
- *With SEAT SPORT S.A., brand-specific development activities are being expanded*
- *Presentation of the Tango concept vehicle at the IAA in Frankfurt*

SEAT brand

		2001	2000[1]	%
Vehicle sales	thousand units	551	617	- 10.6
Production		480	516	- 7.0
Workforce at December 31	thousands	16.5	17.2	- 4.4
Sales revenue	million €	6,339	6,711	- 5.5
Operating result[2]		63	- 47	X
– as % of sales revenue		1.0	- 0.7	X

[1] Previous year's figures adjusted to take account of the reassignment of Volkswagen-Audi España, S.A. to the Volkswagen Passenger Cars brand in 2001.
[2] Excluding one-off expenses relating to the End of Life Vehicles Directive.

Business development

Though the unit sales of the SEAT brand (including the Volkswagen Polo Classic, Polo Variant and Caddy products) in 2001 were 66 thousand units (– 10.6 %) down on the comparable previous year's figure, the SEAT product line itself recorded the second best sales performance in the history of the brand.

The main reasons for the fall in unit sales were stagnation and contraction in a number of European volume markets. In Germany, a complete restructuring of the dealer organization, aimed at substantially enhancing the service offered to customers and partners, was also undertaken.

At its Martorell plant, SEAT produced 480 thousand units (– 7.0 %) of the Arosa, Ibiza, Cordoba, Toledo, León and Inca models and – up to mid-year – of the Volkswagen Polo Classic, Polo Variant and Caddy products.




B·9248·WX

Production of the Toledo, formerly built by Volkswagen Bruxelles S.A., was fully transferred to Spain in the course of the year, in parallel with the ceasing of production of Volkswagen models at Martorell.

The workforce at December 31, 2001 totalled 16.5 thousand people, 4.4 % down on the previous year's level. With reduced production volumes, personnel was also deployed to optimize the new model start-ups.

Investments in tangible assets

The focus of investing activity by the SEAT brand was on the launch of the new Ibiza and Cordoba products. It was to them, and to the deployment of modern manufacturing techniques (such as laser welding systems), that some 83 % of the total investment volume of 432 million € was directed.



Sales revenue and result

As a result of the fall in volumes, the sales revenue of the SEAT brand of 6,339 million € was 5.5 % down on the previous year's figure. However, countermeasures initiated from the beginning of the year – in particular in relation to fixed costs – succeeded in generating an operating profit well up on the previous year.

Outlook

The SEAT brand will continue to pursue the strategy launched in the year 2000 of offering design oriented, sporty and dynamic vehicles. A major step was completed by the end of 2001 with the launch of the new Ibiza.



- *Presentation of the Škoda Superb at the IAA in Frankfurt*
- *Expansion of the Fabia model series with the Fabia Sedan notchback variant*
- *June 2001: Škoda built the 3 millionth vehicle since the beginning to work together with Volkswagen in 1991*

Škoda brand

		2001	2000	%
Vehicle sales	thousand units	465	451	+ 2.9
Production		461	451	+ 2.2
Workforce at December 31	thousands	22.8	23.9	- 4.9
Sales revenue	million €	4,754	4,090	+ 16.2
Operating result*		230	185	+ 24.3
– as % of sales revenue		4.8	4.5	X

* Excluding one-off expenses relating to the End of Life Vehicles Directive.

Business development

In the past financial year the worldwide unit sales of the Škoda brand rose to 465 thousand vehicles (+ 2.9 %). In 2001 Škoda again built on its market position in Europe. Its market share in Western Europe increased from 1.5 % to 1.6 %. In Eastern Europe Škoda attained a 9.7 (8.6) % share of new passenger car registrations. In the Czech Republic, Škoda remained the unchallenged market leader, with a 52.6 (52.6) % share.

Production increased by 2.2 % against the previous year to a total of 461 thousand units, partly resulting from the launch of the Fabia Sedan. In March, production of the Octavia 4x4 started at the Vrchlabi plant. Škoda also started mass production of gearboxes at the new component plant in Mladá Boleslav, where by the end of the year the brand had produced 92 thousand gearboxes.

At December 31 the Škoda brand employed 22.8 thousand people. The


OctaviaCombi 4x4



adjustment of personnel levels relative to the previous year (– 4.9 %) resulted from the increase in productivity.

Investments in tangible assets

In 2001 Škoda invested 467 million € in tangible assets, primarily in its component plant at Mladá Boleslav and for production of the new Škoda Superb at Kvasiny.

Sales revenue and result

Sales revenue increased by 16.2 % against the year 2000 to 4,754 million €. Volume growth in Western Europe and on the German market in particular meant that Škoda generated sales revenue of 3,855 million € (+ 15.9 %) in export markets and 899 million € (+ 17.5 %) in the Czech Republic. The brand's operating profit in 2001 increased against the previous year to 230 million €. However, the high proportion of export sales meant that profits were dampened significantly by the strength of the Czech Crown.



Outlook

With the Škoda Superb, the Škoda brand is expanding its range into the more exclusive upper mid-class segment. This will help secure the brand's market position. The new component plant will integrate the brand more closely into the networked manufacturing system of the Volkswagen Group. Against this background, improvements in sales revenue and profits will be targeted.


BENTLEY

- *Sales performance in the fourth quarter hit by the terrorist attacks in the USA*
- *Glorious return to motor racing for the Bentley marque after 71 years, with a third place at Le Mans*
- *Up-front expenditure for the new Bentley Coupé continues to hold back profits*



Business development

Rolls-Royce/Bentley brand designs and builds the most widely-admired luxury-class high-performance cars in the world. In the 2001 financial year the long-established British marque sold 1,466 Bentley (+ 4.3 %) and 378 Rolls-Royce (– 17.5 %) units. Sales performance in the fourth quarter of 2001 was hit by the terrorist attacks of September 11 in the USA. Bentley Motor Cars succeeded in raising its brand awareness and worldwide reputation to new heights. With effect from 2003 the rights to the Rolls-Royce brand will pass to BMW AG.

In 2001 the Crewe factory produced 1,429 Bentley (– 2.7 %) and 352 Rolls-Royce (– 24.9 %) units. The fall in production resulted primarily from the reduced demand for Rolls-Royce cars.

At December 31, 2001 the Rolls-Royce/Bentley brand employed 2,608 people (+ 3.6 %). The main reasons for the increased workforce were the special demands arising from the high quality standard of the products and an increase in personnel requirements in the development function.


www.lemans.org



Investments in tangible assets

Investments in tangible assets totalled 60 million € (+ 33.3 %), particularly in connection with the development of the new Bentley Coupé and the associated preparation of plant and equipment.

Sales revenue and result

Despite lower unit sales, sales revenue was slightly up on the previous year's figure. The brand made an operating loss of 48 million €, reduced by 29.8 % against the previous year. The loss was incurred also because the 2001 financial year again saw financial burdens placed on the company as a result of necessary expenditure to develop the brand.

Rolls-Royce/Bentley brand

		2001	2000	%
Vehicle sales	units	1,844	1,863	– 1.0
Production		1,781	1,938	– 8.1
Workforce at December 31	thousands	2.6	2.5	+ 3.6
Sales revenue	million €	422	418	+ 1.0
Operating result		– 48	– 68	+ 29.8
– as % of sales revenue		– 11.1	– 16.3	X

Outlook

With the addition of the new Bentley Coupé to its model range, the brand intends in future to target a wider spread of potential new customers while at the same time securing its position at the head of the luxury car sector. Investments in the new product series and the associated infrastructure will be maintained in 2002, so that Rolls-Royce/Bentley will remain in the red. However, based on the new Bentley model series long-term prospects are highly promising.



- *Launch of the Jetta Wagon and the new Passat in all markets in the region*
- *Launch of the new Audi A4 in the region*
- *Successful launch of the SEAT brand and of the Sharan in the Mexican market*



Business development

The outstanding sales performance of the previous year in the North America Region was again bettered, despite the weakness of the US market and the uncertainty caused by the terrorist attacks in the USA. Even though the region did not offer excessively high sales incentives, the total of 669 thousand new registrations (+ 1.8 %) in the USA, Mexico and Canada represented its best performance since 1973. Total unit sales, including exports to markets outside of the North America Region, totalled 739 thousand units, 1.5 % up on the previous year.

Production at the North American site of Puebla (Mexico) totalling 381 thousand units was 10.6 % below the previous year's figure, as a result of lower exports



to the USA and loss of production owing to strikes. In addition to its complete vehicle business, Volkswagen de México, S.A. de C.V. also delivered vehicle components (primarily engines and cylinder heads) to other Group companies to a total value of 258 million € (– 20.7 %).

Successes in rationalization and reduced production meant that the total of 16.0 thousand people employed by Volkswagen de México, S.A de C.V. was 4.9 % fewer than the year before. Including Volkswagen of America, Inc. and Volkswagen Canada Inc., a total of 17.3 thousand people (– 3.8 %) were employed in the Automotive Division in the North America Region as of December 31, 2001.

North America Region

		2001	2000	%
Vehicle sales	thousand units	739	728	+ 1.5
Production		381	426	– 10.6
Workforce at December 31	thousands	17.3	18.0	– 3.8
Sales revenue	million €	16,651	15,408	+ 8.1
Operating result		643	642	+ 0.3
– as % of sales revenue		3.9	4.2	X

Investments in tangible assets

Investments in tangible assets increased against the previous year by 98 million € to 412 million €. They were focussed particularly on the New Beetle Cabrio, on model facelifts and on investments in production plant.

Sales revenue and result

Sales revenue in the North America Region increased by 8.1 % to 16,651 million €. With operating profit of 643 million € (+ 0.3 %), performance was slightly up on the very good previous year's level. As a result, the North America Region once again made a major contribution to Group profits in the past year.

Outlook

For the second half of 2002 Volkswagen expects to see a recovery in the North American economy. Additional impetus to drive the automotive business of the Group will be generated by the launch of the Passat W8, the Audi Cabrio and the full year's selling of the Seat product range in Mexico. Despite increasing pressure on margins, satisfying profits are again expected to be generated by the North America Region.


GDL·1234

- *Production of the 10 millionth vehicle at the Anchieta plant in Brazil*
- *Strong growth in unit sales in Brazil*
- *Collapse of Argentinian market results in substantial fall in unit sales*
- *Topping-out ceremony for the manufacturing facility for the new gearbox generation at the Cordoba plant*
- *50 years of Volkswagen in South Africa; market leadership in the passenger car sector*

South America/Africa Region

		2001	2000	%
Vehicle sales	thousand units	676	643	+ 5.2
Production		648	628	+ 3.2
Workforce at December 31	thousands	34.1	36.8	– 7.2
Sales revenue	million €	6,725	7,003	– 4.0
Operating result		90	103	– 12.8
– as % of sales revenue		1.3	1.5	X

Business development

In the South America/Africa Region, sales increases in Brazil and South Africa more than compensated for the falls resulting from the ongoing economic crisis in Argentina. In South Africa, Volkswagen attained market leadership in the passenger car sector. Including exports, the region increased sales by 5.2 % to 676 thousand units.

The growing export business from Brazil to the USA and Canada, and the exports from South Africa, resulted in a 3.2 % increase in production to 648 thousand units.

The number of people employed in the region at December 31, 2001 decreased by 7.2 % to 34.1 thousand. The reasons in particular included the restructuring measures in Argentina and Brazil as well as productivity improvements in South Africa. In November, Volkswagen do Brasil Ltda.





and Volkswagen Argentina S.A. successfully completed negotiations on the introduction of the Volkswagen Week.

Investments in tangible assets

In the financial year 2001 the South America/Africa Region made investments totalling 551 million € (+ 55.2 %), of which most were directed toward refitting of the Anchieta plant in Brazil for production of the new Polo. Major areas of investment in Argentina were in the establishment of a new gearbox manufacturing facility in Cordoba. In South Africa, investments were required in particular in production plant for the successor to the Polo.

Sales revenue and result

The South America/Africa Region recorded a fall in sales revenue, mainly owing to devaluation. While Volkswagen of South Africa (Pty.) Ltd. made an operating profit, the price increases on imported production materials and capital goods resulting from the drastic devaluation of the Brazilian Real meant that Volkswagen do Brasil Ltda., in particular, recorded a loss. The situation of Volkswagen Argentina S.A. was marked by the difficult economic conditions in the country and by essential restructuring measures, though assistance from the parent meant that a profit was nevertheless made.

Although substantial devaluation-related losses at all three companies placed heavy burdens on results, the South America/Africa Region overall made an operating profit in the amount of 90 million €.

Outlook

The further development of the region will be heavily influenced by the development of macroeconomic performance in South America. In Brazil there is uncertainty as to future exchange rate development, though signs of a somewhat calmer period were seen towards the year-end. For the full year 2002 Volkswagen expects the market as a whole to remain stable. In Argentina, the Group will respond accordingly to dramatic market falls resulting from the significant devaluation of the Peso, restructure the company and make fundamental adjustments to capacities in vehicle production. Volkswagen of South Africa (Pty.) Ltd. will consolidate its market position in 2002 and be in a position to service the market even more efficiently.

Asia-Pacific Region



- *Start of production of the Bora at FAW-Volkswagen Automotive Company Ltd., Changchun in August 2001; market launch in December 2001*
- *Start of production of the Polo at Shanghai-Volkswagen Automotive Company Ltd. in December 2001*
- *Establishment of a joint venture operation, Volkswagen Transmission (Shanghai) Company Ltd., for gearbox manufacture*



Asia-Pacific Region*

		2001	2000	%
Vehicle sales	thousand units	439	394	+ 11.4
Production		364	332	+ 9.6
Workforce at December 31	thousands	17.6	17.0	+ 3.4
Sales revenue	million €	5,075	4,297	+ 18.1
Operating result		545	393	+ 38.7
– as % of sales revenue		10.7	9.1	X

* Volume data 100 %; financial data pro rata according to investment (see overview of major Group companies at the end of the notes to the financial statements).

Business development

In 2001 the Volkswagen Group achieved a new selling record in the Asia-Pacific Region. Sales totalled 439 thousand units, up 11.4 %. The successful model range in China was expanded to include the Bora and – by the end of the year – the Polo. Japan saw the launches of the Lupo and the new Passat as well as of the Audi A4. Sales successes were also achieved by





Volkswagen Group Singapore and the importer VOLKSWAGEN GROUP AUSTRALIA PTY LTD, which only began its operations at the beginning of 2001.

With effect from October 31, 2001 a joint venture operation was established for local production of the gearboxes to be fitted in the new generations of the Bora and Polo models. VOLKSWAGEN AG holds 60 % of the new Volkswagen Transmission (Shanghai) Company Ltd. and its Chinese partners Shanghai Automotive Industry Corporation and FAW Car Company each hold 20 % respectively. The investment volume for the new plant totals some 104 million €; production is scheduled to start in 2003.

As of December 31, 2001 the number of people employed in the Asia-Pacific Region totalled 17.6 thousand (+ 3.4 %).

Investments in tangible assets

Investments in tangible assets in the past financial year totalled 192 million € (pro rata). Of that total, the major part was invested in preparations for production of new models.


帕萨特

Sales revenue and result

Based on the increase in unit sales, sales revenue increased by 18.1 % to 5,075 million € (pro rata). The positive sales development resulted in a substantial increase in pro rata operating profit to 545 million € (+ 38.7 %). The companies in China, in particular, made a major contribution to this improvement in performance. The region thus developed into a further key profit earner within the Group.

Outlook

As a consequence of the opening of the market resulting from China's admission to the World Trade Organization (WTO), competition will be further intensified by increased imports and upgrading of the product ranges of local manufacturers. Preparations are being made to establish the Group's own import company, in order to share in the expected growth of the import market. In addition, product ranges and distribution networks throughout the region will be further expanded and optimized.

- *Deposits of Volkswagen Bank direct increased to 4,545 million €*
- *Expansion of business operations in Asia*
- *Growth of international fleet business*
- *Operating profit maintaining high level of previous year*
- *Addition of online current account to product portfolio*

Financial Services Division

		2001	2000	%
Outstanding agreements	thousands	5,080	4,393	+ 15.6
Customer financing/leasing		3,654	3,357	+ 8.8
Service/insurance		1,426	1,036	+ 37.6
Workforce at December 31	thousands	10.8	10.1	+ 6.6
Receivables from	million €			
Customer financing		18,405	15,371	+ 19.7
Dealer financing		7,059	6,316	+ 11.8
Leasing agreements		10,601	10,846	- 2.3
Direct banking deposits		4,545	3,411	+ 33.2
Total assets		46,180	40,025	+ 15.4
Operating result		552	551	+ 0.2
– as % of average equity		14.8	16.4	X

Strategy and control

The Financial Services Division promotes the selling of Group products. Furthermore, for the last 10 years customers have also been offered innovative direct banking products. Operations in non-manufacturer-specific fleet management are being expanded. Commission income is being strengthened in particular by the growth of the insurance broking business. This strategy strengthens customer loyalty to Group brands. Customer-specific products such as fleet management, insurance, online current accounts, mortgage/securities broking and car rental supplement the classic dealer/customer financing and leasing products.

Products and globalization

The international expansion of the Financial Services Division was maintained in 2001. A further expansion of operations in the Asia region was marked by the launch of business in Singapore.

The Financial Services Division supplements the traditional sales promotion of factory-new Group vehicles by means of multi-brand used vehicle financing and multi-brand fleet business. Volkswagen Financial Services AG deploys Customer Relationship Management in conjunction with the brands of the Volkswagen Group in order to enhance the management of customer relations and so meet the increasing demands for optimum quality in customer care.

In capturing new sources of revenue in the established markets the focus was on services (call centre for direct selling and advisory services) and the international fleet business. To strengthen the pan-European fleet business, Europcar Fleet Services GmbH, currently operating in Germany, Italy, Spain and Portugal, was founded.

With the addition of the online current account to its product portfolio, Volkswagen Bank GmbH is making the transition from the classic secondary bank to a primary bank. Volkswagen Bank *direct* is the first direct banking arm of an automobile manufacturer to offer its services as a house bank with a universal product range.

Direct banking products entered the international market with the launch of direct banking and online banking operations in Poland.

Business development

The Financial Services Division again increased business activity in 2001; both new contract and outstanding contract volumes were above the previous year's figures. 30.7 (27.3) % of all new vehicles delivered by the Group were leased or financed. Deposits in Volkswagen Bank *direct* totalled 4,545 million € (+ 33.2 %) at the end of the year under review, thanks to the successful expansion of direct banking business. Total assets as per December 31, 2001 rose by a substantial 15.4 % to 46,180 million €. Despite the burdens imposed by the devaluation of the Peso in Argentina, operating profit amounted to 552 million € (+ 0.2 %). The debt to equity ratio was 10:1. The return on investment based on operating profit is influenced by the high equity ratio, and amounted to 14.8 (16.4) %.

Outlook

For 2002 the Volkswagen Group expects to see a further growth in the business operations of the Financial Services Division, even though the economic situation in Argentina will impose additional burdens. The higher demands of customers are being met by a broad range of service products. The sustained high level of acceptance of the products of the Volkswagen Group, the global orientation – particularly on growth markets – and the partnership with all the brands of the Volkswagen Group will be maintained for both economic and strategic reasons.







Financial Statements of the Volkswagen Group as at December 31, 2001

75 Declaration of the Board of Management of VOLKSWAGEN AG

76 Income Statement

77 Balance Sheet

78 Development of Shareholders' Equity

79 Cash Flow Statement

80 Segmental Reporting

84 Notes to the Financial Statements

Auditors' Report

Declaration of the Board of Management of VOLKSWAGEN AG

The Board of Management of VOLKSWAGEN AG is responsible for drawing up the consolidated financial statements and the Group management report. For the first time, reporting is based on International Accounting Standards (IAS) and the interpretations of the Standing Interpretations Committee (SIC). The previous year's figures are also based on those standards. The Group management report was produced in compliance with the regulations set out in the German Commercial Code (HGB). The conditions laid down in Section 292a HGB for exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law are met. Assessment of the conditions is based on German Accounting Standard No. 1 (DRS 1) published by the German Accounting Standards Committee.

The accuracy of the consolidated financial statements and of the Group management report is safeguarded by internal monitoring systems, the implementation of uniform Group-wide directives and by employee education and training measures. Compliance with legal requirements and internal Group directives, and the reliability and functionality of the monitoring systems, is continuously reviewed Group-wide. The early-warning function stipulated by law is implemented by a Group-wide risk management system which enables the Board of Management to identify potential risks at an early stage and initiate appropriate countermeasures where necessary.

In accordance with the resolution passed by the Annual General Meeting, the independent auditors PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, have audited the consolidated financial statements and the Group management report, and have issued their unreserved certification as appended to the notes to the financial statements.

The consolidated financial statements, the Group management report, the audit report and the measures to be taken by the Board of Management to ensure early identification of going concern risks have been reviewed in detail by the Supervisory Board in the presence of the auditors. The result of this review is presented in the report of the Supervisory Board.

Income statement of the Volkswagen Group for the period from January 1 to December 31, 2001

million €	Note	2001	2000
Sales revenue	(1)	**88,540**	**83,127**
Cost of sales		75,586	71,130
Gross profit Automotive Division*		**+ 12,954**	**+ 11,997**
Gross profit Financial Services Division*	(2)	**+ 1,328**	**+ 1,213**
Distribution costs		7,554	7,080
Administrative expenses		2,154	2,001
Other operating income	(3)	4,118	3,656
Other operating expenses	(4)	3,268	3,761
Operating profit		**+ 5,424**	**+ 4,024**
Share of profits and losses of Group companies accounted for using the equity method	(5a)	+ 289	+ 335
Other income from investments	(5b)	+ 62	+ 124
Interest result	(6a)	– 481	– 25
Other financial result	(6b)	– 885	– 739
Financial result		**– 1,015**	**– 305**
Profit before tax		**+ 4,409**	**+ 3,719**
Income tax expense	(7)	1,483	1,105
current		1,265	1,407
deferred		218	– 302
Profit after tax	(8)	**+ 2,926**	**+ 2,614**
Minority interests	(9)	– 11	– 7
Net profit attributable to shareholders of VOLKSWAGEN AG		**+ 2,915**	**+ 2,607**
Earnings per ordinary share (€)	(10)	**+ 7.66**	**+ 6.35**
Diluted earnings per ordinary share (€)	(10)	**+ 7.61**	**+ 6.29**
Earnings per preferred share (€)	(10)	**+ 7.75**	**+ 6.43**
Diluted earnings per preferred share (€)	(10)	**+ 7.69**	**+ 6.37**

* The result from operating leases is included in the gross profit of the Automotive Division.

Balance sheet of the Volkswagen Group as at December 31, 2001

million €	Note	Dec 31, 2001	Dec 31, 2000
Assets			
Non-current assets			
Intangible assets	(11)	6,596	5,355
Tangible assets	(12)	21,735	19,726
Investments in Group companies accounted for using the equity method	(13)	3,398	3,088
Other financial assets	(13)	601	1,128
		32,330	**29,297**
Leasing and rental assets	(14)	**7,284**	**4,783**
Current assets			
Inventories	(15)	9,945	9,335
Financial services receivables	(16)	36,087	32,553
Trade receivables	(17)	5,141	5,058
Other receivables and assets	(18)	3,938	3,821
Securities	(19)	3,610	3,886
Cash and cash equivalents	(20)	4,285	2,156
		63,006	**56,809**
Deferred tax assets	(21)	**1,426**	**1,377**
Prepayments and deferred charges	(22)	**378**	**299**
Total assets		**104,424**	**92,565**
Equity and Liabilities			
Capital and reserves	(23)		
Subscribed capital		1,087	1,071
Capital reserve		4,415	4,296
Revenue reserves		14,546	13,690
Accumulated profits		3,947	2,314
		23,995	**21,371**
Minority interests	(24)	**53**	**49**
Provisions	(25)	**21,782**	**21,128**
Deferred tax liabilities		**2,299**	**2,095**
Liabilities			
Non-current borrowings	(26)	12,750	8,383
Current borrowings	(26)	30,044	26,201
Trade payables	(27)	7,055	7,435
Other payables	(28)	6,161	5,699
		56,010	**47,718**
Deferred income	(29)	**285**	**204**
Total equity and liabilities		**104,424**	**92,565**

Consolidated statement of changes in shareholders' equity

million €	Subscribed capital	Capital reserve	Revenue reserves	of which currency adjustment	of which reserve for cash flow hedges	Accumu-lated profits	Total
at January 1, 2000	**1,068**	**4,275**	**14,988**	**– 363**	**– 166**	**587**	**20,918**
Capital increase	3	21	–	–	–	–	24
Purchase of treasury shares	–	–	– 2,285	–	–	–	– 2,285
Net profit for the period	–	–	–	–	–	2,614	2,614
Allocation to reserves	–	–	*677*	–	–	*– 677*	–
Dividend payments	–	–	–	–	–	– 333	– 333
Other changes	–	–	310	88	331	123	433
at December 31, 2000	**1,071**	**4,296**	**13,690**	**– 275**	**165**	**2,314**	**21,371**
Capital increase	16	119	–	–	–	–	135
Net profit for the period	–	–	–	–	–	2,926	2,926
Allocation to reserves	–	–	821	–	–	– 821	–
Dividend payments	–	–	–	–	–	– 465	– 465
Other changes	–	–	35	136	– 278	– 7	28
at December 31, 2001	**1,087**	**4,415**	**14,546**	**– 139**	**– 113**	**3,947**	**23,995**

Explanatory notes for shareholders' equity are given under note (23).

Cash flow statement of the Volkswagen Group
for the period from January 1 to December 31, 2001

million €	2001	2000
Cash and cash equivalents at beginning of period	**2,156**	**3,016**
Profit before tax	4,409	3,719
Income taxes paid	- 1,362	- 1,304
Depreciation of tangible and intangible assets*	4,668	4,052
Amortization of capitalized development costs*	917	852
Depreciation of financial assets*	18	45
Depreciation of leasing and rental assets*	1,159	632
Change in provisions	620	1,659
Loss on disposal of non-current assets	60	95
Share of retained earnings of Group companies accounted for using the equity method	- 170	- 226
Other expenses/income not affecting cash flow	358	315
Change in inventories	- 597	- 742
Change in receivables (excluding financial services)	- 169	- 713
Change in liabilities (excluding borrowings)	127	826
Cash flows from operating activities	**10,038**	**9,210**
Acquisition of tangible and intangible assets	- 6,617	- 6,130
Additions to capitalized development costs	- 2,180	- 1,258
Acquisition of investments	- 82	- 1,766
Investments in other financial assets	- 28	- 267
Changes in leasing and rental assets (excluding depreciation)	- 3,428	- 2,464
Change in financial services receivables	- 3,396	- 3,354
Proceeds from disposal of non-current assets (excluding leasing and rental assets)	540	676
Cash flows from investing activities	**- 15,191**	**- 14,563**
Net cash flow	**- 5,153**	**- 5,353**
Change in investments in securities	266	- 297
Investing activities including investments in securities	**- 14,925**	**- 14,860**
Capital contributions	135	24
Acquisition of treasury shares	-	- 2,285
Dividends paid/compensation for loss	- 465	- 333
Other changes in equity	- 345	- 1,430
Take-up of bonds	4,319	2,859
Repayment of bonds	- 3,232	- 1,463
Change in other borrowings	6,917	7,495
Finance lease payments	- 27	25
Change in loans to Group companies	- 319	- 141
Cash flows from financing activities	**6,983**	**4,751**
Cash flows from changes to the scope of consolidation	29	15
Cash flows from exchange rate changes	4	24
Change in cash and cash equivalents	**2,129**	**- 860**
Cash and cash equivalents at end of period	**4,285**	**2,156**
Securities and loans	4,581	4,932
Gross liquidity	**8,866**	**7,088**
Total third-party borrowings	- 42,794	- 34,584
Net liquidity	**- 33,928**	**- 27,496**

* Offset against reversals.

Explanatory notes on cash flow statement are provided in note (30).

By division 2001

million €	Automotive	Financial Services	Consolidation	Volkswagen Group
Sales to third parties	80,072	8,468	–	88,540
Inter-segment sales	363	106	– 469	–
Segment sales	80,435	8,574	– 469	88,540
Finance revenue	23	3,699	– 266	3,456
Segment revenue	80,458	12,273	– 735	91,996
Operating profit	4,625	552	247	5,424
Share of profits and losses of Group companies accounted for using the equity method	294	– 5	–	289
Cash flows from operating activities	8,036	2,573	– 571	10,038
Segment assets	66,665	45,944	– 13,610	98,999
Investments in Group companies accounted for using the equity method	3,377	21	–	3,398
Segment liabilities	50,801	41,070	– 15,160	76,711
Investments in tangible and other intangible assets	6,529	88	–	6,617
Capitalized development costs	2,180	–	–	2,180
Investments in leasing and rental assets	8	6,937	–	6,945
Cash flows from investing activities according to cash flow statement	7,763	7,034	394	15,191

By market 2001

million €	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Conso-lidation	Total
Sales to third parties	24,484	35,863	17,832	4,565	1,060	4,736	–	88,540
Investments in tangible and other intangible assets	3,402	2,146	466	531	28	44	–	6,617
Segment assets	54,041	30,842	18,407	5,339	306	2,074	– 12,010	98,999

The internal organizational and management structure and the internal reporting procedures to the Board of Management and the Supervisory Board form the basis for determining the primary format of segmental reporting within the Volkswagen Group, with the two divisions: Automotive and Financial Services. Financing and other companies are assigned to the Automotive Division. Additional details broken down by brand and region are presented for the Automotive Division.

By division 2000

million €	Automotive	Financial Services	Consolidation	Volkswagen Group
Sales to third parties	76,788	6,339	–	83,127
Inter-segment sales	236	88	– 324	–
Segment sales	77,024	6,427	– 324	83,127
Finance revenue	231	3,388	– 363	3,256
Segment revenue	77,255	9,815	– 687	86,383
Operating profit	3,288	551	185	4,024
Share of profits and losses of Group companies accounted for using the equity method	331	4	–	335
Cash flows from operating activities	6,615	1,716	879	9,210
Segment assets	59,210	39,801	– 12,039	86,972
Investments in Group companies accounted for using the equity method	3,072	16	–	3,088
Segment liabilities	46,478	35,014	– 13,817	67,675
Investments in tangible and other intangible assets	5,755	163	212	6,130
Capitalized development costs	1,258	–	–	1,258
Investments in leasing and rental assets	–	4,523	–	4,523
Cash flows from investing activities according to cash flow statement	9,074	5,690	– 201	14,563

By market 2000

million €	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Conso-lidation	Total
Sales to third parties	24,460	33,695	14,977	5,062	1,056	3,877	–	83,127
Investments in tangible and other intangible assets	3,837	1,532	379	331	26	25	–	6,130
Segment assets	42,974	25,296	14,245	4,243	331	1,802	– 1,919	86,972

The secondary reporting format is presented from a geographical viewpoint.
The business relationships between the companies within the segments of the Volkswagen Group are, as a matter of principle, based on 'arm's length' pricing.

Analysis of the Automotive Division

	Unit sales		Production		Workforce at December 31	
	2001	2000	2001	2000	2001	2000
Volkswagen Passenger Cars brand	2,401,736	2,451,564	1,923,169	1,999,107	126,191	126,654
Volkswagen Commercial Vehicles brand	252,787	288,688	215,424	247,094	18,277	18,022
Audi brand	990,825	911,646	727,033	650,850	50,610	50,213
SEAT brand	551,020	616,640	480,045	516,146	16,467	17,220
Škoda brand	464,678	451,428	460,886	450,910	22,752	23,925
Rolls-Royce/Bentley brand	1,844	1,863	1,781	1,938	2,608	2,518
North America Region	739,209	728,446	380,711	425,703	17,287	17,964
South America/Africa Region	675,784	642,678	648,362	628,235	34,140	36,782
Asia-Pacific Region	439,043	394,222	363,870	332,131	17,577	17,003
Other companies/consolidation	– 1,409,784	– 1,322,127	– 93,336	– 95,659	5,381	3,987
	5,107,142	**5,165,048**	**5,107,945**	**5,156,455**	**311,290**	**314,288**

Excluding the volume data of the vehicle-producing investments Shanghai-Volkswagen and FAW-Volkswagen which are not fully consolidated, the following figures were derived: Vehicle sales 4,780,893 (previous year: 4,851,033) vehicles; Production 4,778,635 (previous year: 4,843,620) vehicles; Workforce 294,453 (previous year: 297,966) employees.

	External sales		Sales to other segments		Total sales	
million €	2001	2000	2001	2000	2001	2000
Volkswagen Passenger Cars brand	34,644	32,859	13,244	12,371	47,888	45,230
Volkswagen Commercial Vehicles brand	2,612	3,075	1,668	1,487	4,280	4,562
Audi brand	12,372	11,253	9,660	8,699	22,032	19,952
SEAT brand	3,931	4,410	2,408	2,301	6,339	6,711
Škoda brand	3,682	3,276	1,072	814	4,754	4,090
Rolls-Royce/Bentley brand	422	418	–	–	422	418
North America Region	15,588	14,293	1,063	1,115	16,651	15,408
South America/Africa Region	4,915	5,550	1,810	1,453	6,725	7,003
Asia-Pacific Region	1,713	1,513	6	–	1,719	1,513
Other companies	193	141	435	342	628	483
Consolidation	–	–	– 31,003	– 28,346	– 31,003	– 28,346
	80,072	**76,788**	**363**	**236**	**80,435**	**77,024**

million €	Operating result 2001	2000	Cash flows from operating activities 2001	2000	Cash flows from investing activities 2001	2000
Volkswagen Passenger Cars brand	2,238	1,993	4,483	3,546	3,391	2,869
Volkswagen Commercial Vehicles brand	296	433	476	596	599	431
Audi brand	1,421	1,138	2,452	2,094	2,087	2,538
SEAT brand	63	– 47	539	194	456	349
Škoda brand	230	185	574	330	554	420
Rolls-Royce/Bentley brand	– 48	– 68	– 65	– 21	183	100
North America Region	643	642	366	724	449	304
South America/Africa Region	90	103	– 136	558	603	372
Asia-Pacific Region	24	10	138	34	165	24
One-off expenses relating to EU End of Life Vehicles Directive	– 83	– 474	–	–	–	–
Other companies/consolidation	– 249	– 627	– 791	– 1,440	– 724	1,667
	4,625	**3,288**	**8,036**	**6,615**	**7,763**	**9,074**

With effect from January 1, 2001 the distribution company Volkswagen-Audi España, S.A. was reassigned to the Volkswagen Passenger Cars brand (formerly SEAT brand); the previous year's figures in the tables have been adjusted accordingly.

Notes to the financial statements of the Volkswagen Group for the financial year ended December 31, 2001

General

In 2001 VOLKSWAGEN AG has for the first time published its consolidated financial statements in accordance with International Accounting Standards (IAS) and the interpretations of the Standing Interpretations Committee (SIC). All mandatory International Accounting Standards applicable to the financial year 2001 were complied with. The previous year's figures are also based on those standards. IAS 12 (revised 2000) and IAS 39, in particular, were already complied with in the year 2000 consolidated financial statements. The financial statements thus give a true and fair view of the net assets, financial position and earnings performance of the Volkswagen Group.

The consolidated financial statements were drawn up in Euros. Unless otherwise stated, all amounts are quoted in millions of Euros (million €).

The income statement was produced in accordance with the internationally accepted cost of sales method.

Preparation of the consolidated financial statements in accordance with IAS requires assumptions regarding a number of line items that affect the amounts entered in the consolidated balance sheet and income statement as well as the disclosure of contingent assets and liabilities.

The conditions laid down in Section 292a of the German Commercial Code (HGB) for exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law are met. Assessment of the said conditions is based on German Accounting Standard No. 1 (DRS 1) published by the German Accounting Standards Committee. In order to ensure equivalence with consolidated financial statements produced in accordance with German commercial law, all disclosures and explanatory notes required by German commercial law beyond the scope of those required by IAS are published.

Transition to International Accounting Standards

The accounting, valuation and consolidation methods previously applied in the financial statements of VOLKSWAGEN AG as produced in accordance with the German Commercial Code have been amended in certain cases by the application of IAS.

Amended accounting, valuation and consolidation methods in accordance with the German Commercial Code

- Tangible assets leased under finance leases are capitalized, and the corresponding liability is recognized under liabilities in the balance sheet, provided the risks and rewards of ownership are substantially attributable to the companies of the Volkswagen Group in accordance with IAS 17.

- As a finance lease lessor, leased assets are not capitalized, but the discounted leasing instalments are shown as receivables.
- Movable tangible assets are depreciated using the straight line method instead of the declining balance method; no half-year or multi-shift depreciation is used. Furthermore, useful lives are now based on commercial substance and no longer on tax law. Special depreciation for tax reasons is not permitted in IAS.
- Goodwill from capital consolidation resulting from acquisition of companies since 1995 is capitalized in accordance with IAS 22 and amortized over its respective useful life.
- In accordance with IAS 2, inventories must be valued at full cost. They were formerly capitalized only at direct cost within the Volkswagen Group.
- Provisions are only created where obligations to third parties exist.
- Differences from the translation of financial statements produced in foreign currencies are not recorded in the income statement.
- Medium- and long-term liabilities are entered in the balance sheet including capital take-up costs, applying the effective interest method.

Amended accounting, valuation and consolidation methods that differ from the German Commercial Code

- In accordance with IAS 38, development costs are capitalized as intangible assets provided it is likely that the manufacture of the developed products will be of future economic benefit to the Volkswagen Group.
- Pension provisions are determined according to the Projected Unit Credit Method as set out in IAS 19, taking account of future salary and pension increases.
- Provisions for deferred maintenance may not be created.
- Medium- and long-term provisions are shown at their present value.
- Securities are recorded at their fair value, even if this exceeds cost, with the corresponding effect in the income statement.
- Deferred taxes are determined according to the balance sheet liability method. For losses carried forward deferred tax assets are recognized, provided it is likely that they will be usable.
- Derivative financial instruments are recognized at their fair value, even if it exceeds cost. Gains and losses arising from the valuation of financial instruments serving to hedge future cash flows are recognized by way of a special reserve in equity. The profit or loss from such contracts is not recorded in the income statement until the corresponding due date. In contrast, gains and losses arising from the valuation of derivative financial instruments used to hedge balance sheet items are recorded in the income statement immediately.

- Treasury shares are offset against capital and reserves.
- Receivables and payables denominated in foreign currencies are valued at the middle rate on the balance sheet date, and not according to the imparity principle.
- Minority interests of shareholders from outside the Group are shown separately from capital and reserves.

The adjustment of the accounting and valuation policies to International Accounting Standards with effect from January 1, 2000 was undertaken in accordance with SIC 8, with no entry in the income statement, as an allocation to or withdrawal from revenue reserves, as if the accounts had always been produced in accordance with IAS.

The reconciliation of the capital and reserves to IAS is shown in the following table:

million €	
Capital and reserves according to the German Commercial Code as at January 1, 2000	**9,811**
Capitalization of development costs	3,982
Amended useful lives and depreciation methods in respect of tangible and intangible assets	3,483
Capitalization of overheads in inventories	653
Differing treatment of leasing contracts as lessor	1,962
Differing valuation of financial instruments	897
Effect of deferred taxes	– 1,345
Elimination of special items	262
Amended valuation of pension and similar obligations	– 633
Amended accounting treatment of provisions	2,022
Classification of minority interests not as part of equity	– 197
Other changes	21
Capital and reserves according to IAS as at January 1, 2000	**20,918**

Scope of consolidation

In addition to VOLKSWAGEN AG, whose registered office is in Wolfsburg under HRB 1200 (commercial register page), the consolidated Group companies comprise all major companies of which VOLKSWAGEN AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). Consolidation begins at the point in time at which control is first possible, and ends when such control is no longer possible.

Subsidiaries whose business is dormant or low in volume, and that are of only minor importance in determining a true picture of the net assets, financial position and earnings performance of the Volkswagen Group, are not consolidated. They are recognized in the consolidated financial statements at the lower of cost or fair value. The total capital and reserves of the subsidiaries valued at the lower of cost or fair value amounts to 1.0 (previous year: 0.9) % of Group capital and reserves. The total profit after tax of the said companies amounts to 0.1 (previous year: 0.2) % of the profit after tax of the Volkswagen Group.

Companies where VOLKSWAGEN AG is able, directly or indirectly, to exert significant influence over financial and commercial policy decisions (associates), as well as joint ventures, are valued according to the equity method. Joint ventures also include companies where the Volkswagen Group holds the majority of voting rights but for which the articles of association or partnership agreements stipulate that important decisions can only be made on a unanimous voting basis (Minority Protection).

The composition of the Volkswagen Group is presented in the following table:

	2001	2000
VOLKSWAGEN AG and fully consolidated subsidiaries		
– Germany	34	32
– abroad	122	112
Subsidiaries carried at cost		
– Germany	57	53
– abroad	64	78
Associates and joint ventures		
– Germany	34	32
– abroad	29	25
	340	332

In 2001 the number of fully consolidated subsidiaries changed because of the first-time consolidation of two German and 11 foreign companies and the disposal of one foreign company. This change has no effect on the comparability of the consolidated financial statements.

The consolidated financial statements also include 11 special securities funds and two other special purpose entities whose net assets are attributable to the Group in commercial terms.

The major companies of the Volkswagen Group are listed on pages 138 to 140. A list detailing all investments held by the Volkswagen Group is deposited in the Wolfsburg register of companies under HRB 1200 (commercial register page). It can also be obtained direct from VOLKSWAGEN AG, Finanz-Analytik und -Publizität, Brieffach 1848-2, 38436 Wolfsburg, Germany.

The following fully consolidated German subsidiaries are exempted by their inclusion in the Group's consolidated financial statements from their obligation to produce financial statements in accordance with Section 264b or Section 264 subsection 3 of the German Commercial Code (HGB):

- EUROPCAR INTERNATIONAL S.A. und Co. OHG, Hamburg
- VW Wohnungs GmbH & Co. KG, Wolfsburg
- Volkswagen Transport GmbH & Co. OHG, Wolfsburg
- VOTEX GmbH, Dreieich
- VW AUDI Vertriebszentrum GmbH & Co. Südbayern KG, Munich
- VW AUDI Vertriebszentrum Westfalen GmbH & Co. KG, Unna

Additionally, VW AUDI Vertriebszentrum Südbayern Verwaltungs-GmbH, Munich, and VW AUDI Vertriebszentrum Westfalen GmbH, Unna, are exempted from their obligation to publish consolidated financial statements in accordance with Section 291 subsection 2 of the German Commercial Code (HGB).

Consolidation principles

The assets and liabilities of the German and foreign companies included in the consolidated financial statements are stated in accordance with the uniform accounting and valuation methods used within the Volkswagen Group. In the case of companies accounted for using the equity method, the same accounting and valuation methods are applied to determine the proportionate capital and reserves based on the last audited annual accounts of each company.

In the case of subsidiaries consolidated for the first time, assets and liabilities are valued at their fair value at the time of acquisition. Where the cost of the investment exceeds the Group share of the capital and reserves of the company concerned the goodwill arising is capitalized. Differences between the fair value and book value of the assets and liabilities acquired are depreciated or released with those assets and liabilities. Capitalized goodwill is amortized over its expected useful life using the straight line method.

Receivables and payables, and expenses and income between consolidated companies are eliminated on consolidation. Group inventories and non-current assets are adjusted to take account of interim results. Deferred taxes in respect of consolidation transactions chargeable to the income statement are recognized, with deferred tax assets and liabilities being offset where taxes are levied by the same tax authority and relate to the same tax period.

The same consolidation methods were applied to the year 2000 and 2001 financial statements.

Translation of currencies

Transactions in foreign currency are translated at the rates prevailing on the date when they occur. Foreign currency monetary items are recorded on the balance sheet applying the middle rate on the balance sheet date. Translation differences are recognized in the income statement.

Companies belonging to the Volkswagen Group outside Germany are autonomous entities whose annual financial statements are converted into Euros based the functional currency: Asset and liability items are converted at the rate prevailing on the balance sheet date, while capital and reserves are converted at historical rates. The resultant exchange differences are not recorded in the income statement until disposal of the subsidiary concerned, and are shown as separate items in capital and reserves.

Income statement items are converted into Euros at weighted average rates. The rates applied are presented in the following table:

		Balance sheet Middle rate on balance sheet date		Income statement Average rate	
	1 € =	Dec 31, 2001	Dec 31, 2000	2001	2000
USA	USD	0.8823	0.9302	0.8957	0.9239
Argentina	ARS	1.4117	0.9293	0.9400	0.9239
Brazil	BRL	2.0469	1.8185	2.1054	1.6901
Great Britain	GBP	0.6091	0.6233	0.6220	0.6094
Japan	JPY	115.6900	106.8300	108.7700	99.4961
Canada	CAD	1.4101	1.3929	1.3869	1.3711
Mexico	MXN	8.1476	9.0162	8.3661	8.7319
Poland	PLN	3.4963	3.8544	3.6699	4.0105
Slovak Republic	SKK	42.7600	43.9400	43.3031	42.5976
South Africa	ZAR	10.4296	7.0420	7.7165	6.3927
Czech Republic	CZK	31.9800	35.0100	34.0603	35.6044
People's Republic of China	CNY	7.3026	7.6996	7.4138	7.6488
Switzerland	CHF	1.4804	1.5224	1.5105	1.5571

On January 6, 2002 the Argentinian Peso was devalued. The effects of the devaluation are appropriately reflected in the financial statements, both in the valuation of the foreign currency receivables and payables of our Argentinian subsidiaries and in the translation of their financial statements into Euros.

Intangible assets

Intangible assets acquired for a consideration, primarily software, are capitalized at cost and amortized over their three-year useful life using the straight line method. In accordance with IAS 38, research costs are recognized as expenses when incurred.

Development costs for future products and other internally developed intangible assets are capitalized at purchase or production cost, provided the manufacture of the products is likely to bring the Volkswagen Group an economic benefit. If the conditions for capitalization are not met, the expenses are charged to the income statement in the year in which they are incurred.

Purchase or production costs include all costs directly attributable to the development process as well as appropriate portions of development-related overheads. Financing costs are not capitalized. The costs are amortized using the straight line method as from start of production over the scheduled model life cycle of the developed products – generally between 5 and 10 years.

Goodwill arising from consolidation is amortized using the straight line method over its scheduled useful life of between 5 and a maximum of 15 years. All goodwill acquired since 1995 has been capitalized. Goodwill arising in respect of companies acquired prior to 1995 has been offset against the revenue reserves.

Amortization charged during the year has been allocated under the relevant line items in the income statement. Amortization of capitalized goodwill is recognized as part of other operating expenses.

Tangible assets

Tangible assets are valued at purchase or production cost less depreciation and – where necessary – impairments. Investment grants are deducted from cost. Cost is determined on the basis of the direct costs as well as proportionate material and production overheads, including depreciation. The cost of repairs and interest on borrowings are recorded as current expenses. Tangible assets are depreciated using the straight line method over their scheduled useful life.

Depreciation is based mainly on the following useful lives:

- Buildings 25 to 50 years
- Site improvements 10 to 18 years
- Technical equipment and machinery 6 to 12 years
- Other equipment, factory and office equipment, including special tools 3 to 15 years

Impairment of tangible assets is recognized in accordance with IAS 36, if the net selling price and value in use of the asset concerned has fallen below the carrying amount. If the reasons for impairments carried out in previous years no longer apply, the impairments are reversed accordingly.

In relation to the use of leased tangible assets, the conditions for classification as a finance lease as set out in IAS 17 are met if all major risks and rewards associated with ownership have been transferred to the Group company concerned. In such cases the tangible assets concerned are capitalized at purchase or production cost or at the present value of the minimum lease payments (if lower) and depreciated using the straight line method according to the asset's useful life, or over the term of the lease if this is shorter. The payment obligations arising from the future lease instalments are discounted and recorded as a liability on the balance sheet.

Where the Company is the lessee of assets under operating leases, lease instalments and rental payments are recorded directly as expenses in the income statement.

Financial instruments

Financial instruments are contracts that give rise to a financial asset in one company and a financial liability or in an equity instrument in another. The "regular" purchase or sale of financial instruments is accounted for on the settlement date – that is, on the date on which the asset is delivered.

IAS 39 subdivides financial assets into the following categories: "financial asset or liability held for trading purposes"; "held-to-maturity investments"; "loans and receivables originated by the enterprise"; and "available-for-sale financial assets".

- In the Volkswagen Group financial instruments are generally classified as "loans and receivables originated by the enterprise" or "available-for-sale financial assets".
- Financial instruments are not treated as "held-to-maturity investments" in the Volkswagen Group.

- Certain hedging instruments used by the Volkswagen Group on the basis of commercial criteria to hedge against interest or exchange rate changes, but not meeting the strict criteria of IAS 39, are classified as "financial assets or liabilities held for trading purposes" in IAS 39 terms. They include interest limiting instruments, options or portfolio hedges. If external interest rate hedges subsequently eliminated in the consolidated financial statements are entered into in respect of loans between Group companies, such financial instruments are also assigned to this category.

Financial instruments are accounted for in the balance sheet at "amortized cost" or at "fair value".

The "amortized cost" of a financial asset or liability is the amount

- at which a financial asset or liability is valued when first recognized
- minus any repayments
- minus any write-down for impairment or uncollectability
- plus or minus the cumulative spread of any difference between the original amount and the amount repayable at maturity (premium), distributed using the effective interest method rather than the straight line method over the term of the financial asset or liability.

In relation to short-term receivables and payables, the amortized costs generally correspond to the nominal or repayment amount.

The "fair value" generally corresponds to the market value. If no active market exists, the fair value can be determined using financial mathematics methods, such as by discounting the future cash flows at the market interest rate or using recognized option price models, and checked by confirmations from the banks which handle the transactions.

Primary financial instruments

"Loans granted and receivables" and liabilities are valued at amortized cost, unless connected with hedge instruments. These include in particular:

- loans of non-current financial assets,
- receivables from financing business,
- trade receivables and payables,
- short-term other receivables and assets and liabilities, and
- short- and long-term financial liabilities.

"Available-for-sale financial assets" are generally recognized at fair value. These represent both non-current and current asset securities. Changes in the fair value are reflected in the income statement.

Shares in subsidiaries and other investments are also classified as "available-for-sale financial assets". They are, however, generally shown at cost, since for those companies no active market exists and fair values cannot be reliably ascertained without unreasonable commitment of time and expense. Fair values are recognized if there are indicators that the fair value is less than cost.

Derivative financial instruments/hedge accounting

Volkswagen Group companies deploy derivative financial instruments to hedge balance sheet items and future cash flows.

In the case of hedging against the risk of change in value of balance sheet items (fair value hedges), both the hedge transaction and the hedged risk portion of the underlying transaction are recognized at fair value. Valuation changes are recorded in the income statement.

In the case of hedging of future cash flows (cash flow hedges), the hedge instruments are also valued at fair value. Changes in valuation are initially recognized in a special reserve and not recorded in the income statement, and are only recorded in the income statement later when the cash flow occurs.

Leasing and rental assets

Vehicles leased out under operating leases are capitalized at cost and depreciated using the straight line method over the term of the lease down to their estimated residual value.

Real estate and buildings held in order to obtain rental income (investment properties) are recognized at amortized cost, with useful lives in keeping with those of the tangible assets used by the Company itself.

Inventories

Under inventories, raw material and supplies, merchandize and work in progress and self-produced finished goods are valued at cost. The cost includes the direct costs and an appropriate apportionment of the necessary material and production overheads, as well as production-related depreciation directly attributable to the production process. Administrative expenses are recognized to the extent that they are attributable to production. Interest on borrowings is not capitalized. Inventories are valued at net realizable value where this is lower than cost at the balance sheet date. The valuation of homogenous inventories is derived using the weighted average cost method.

Receivables from finance leases

As a lessor – generally of vehicles – in the case of finance leases, i.e. where essentially all risks and rewards in connection with ownership are transferred to the lessee, a receivable in the amount of the net investment in the lease is recognized. In determining the net investment in the lease all elements of the lease affecting cash flow are taken into account.

Other receivables and assets

Other receivables and assets are recognized at cost less any impairments. Discernible specific risks and general credit risks are taken into account by means of appropriate value adjustments.

Deferred taxes

Deferred taxes arise from all temporary differences between the values recognized for tax purposes and those on the consolidated balance sheet. Deferred taxes from losses carried forward are also recognized.

Deferred tax liabilities and assets are made in the amount of the expected tax burden or tax relief, as appropriate, over the following financial years, based on the rate of tax applicable at the time of realization.

Tax consequences of dividend payments are not taken into account until the resolution on appropriation of earnings available for distribution is passed.

Where income of subsidiaries is free of tax because of specific local tax provisions, and the taxation effects when the period of temporary tax relief ends are not foreseeable, no deferred taxes are recognized.

Deferred tax assets that are unlikely to be realized are subject to value adjustments.

Deferred tax assets and deferred tax liabilities are offset where taxes are levied by the same taxation authority and relate to the same tax period.

Pension provisions

Actuarial valuation of pension provisions is based on the Projected Unit Credit Method in respect of post-employment benefits in accordance with IAS 19. The valuation is not only based on pension payments as known at the balance sheet date, but also includes future increases in salary and pensions.

Provisions for taxes

Tax provisions include obligations resulting from current taxes on income. Deferred taxes are shown in separate items of the balance sheet and income statement.

Other provisions

In accordance with IAS 37, provisions are created where a present obligation exists to third parties as a result of a past event; where a future outflow of resources is probable; and where a reliable estimate of that outflow can be made.

Provisions are made for warranty claims in accordance with IAS 37 based on losses to date and estimated future losses in respect of vehicles sold.

Other provisions are likewise made in accordance with IAS 37 corresponding to all discernible risks and uncertain obligations considering the probability of them occurring, and not offset against claims for recourse.

Provisions not resulting in an outflow of resources in the immediate year following are recognized at their settlement value discounted as per the balance sheet date. The discounting is based on market interest rates. The settlement value also includes the cost increases to be taken into account on the balance sheet date. Provisions in foreign currency are translated at the rate prevailing on the balance sheet date.

Liabilities

Short-term liabilities are recognized at their repayment or settlement value. Long-term liabilities are recorded on the balance sheet at amortized cost. Differences between historical cost and the repayment amount are taken into account by means of the effective interest method.

Liabilities from finance leases are shown at the present value of the leasing instalments.

Realization of income and expenses

Sales revenue and other operating income is recognized only when the relevant service has been rendered or the goods delivered, i.e. when the risk has been transferred to the customer.

Income from assets for which a Group company has a buy-back obligation are only realized when the assets have definitively left the Group. Up to that point they are recognized in the balance sheet under inventories.

Cost of sales includes the costs incurred to generate the sales revenues and the cost of goods purchased for resale. This item also includes the costs of creating warranty provisions.

Research and development costs not eligible for capitalization in the period are likewise shown under cost of sales.

Distribution costs include personnel and material costs and depreciation applicable to the Sales function, as well as the costs of shipping, advertising, sales promotion, market research and customer service.

Administrative expenses include personnel costs and overheads as well as the depreciation applicable to administrative functions.

No personnel expenditure is recognized in respect of the issue of convertible bonds to employees with the right to purchase shares in VOLKSWAGEN AG.

Other taxes (240 million €; previous year: 242 million €) are allocated to the appropriate line items in the income statement.

Dividend income is recognized on the date on which the dividend is legally approved.

Notes on the consolidated income statement

(1) Sales revenue

Sales revenue of the Group by business line:

million €	2001	2000
Volkswagen passenger cars	37,729	37,296
Audi	17,471	15,512
SEAT passenger cars	4,749	4,946
Škoda passenger cars	4,339	3,688
Rolls-Royce/Bentley	375	379
Other passenger cars	933	856
Total passenger cars	**65,596**	**62,677**
Commercial vehicles	4,633	5,034
Spare parts	5,472	5,037
Rental and leasing business	8,454	6,327
EDP services	193	141
Other sales	4,192	3,911
	88,540	**83,127**

For segmental reporting, the sales revenue of the Group is presented by division and market.

(2) Gross profit Financial Services Division

million €	2001	2000
Interest income from dealer financing	499	463
– of which from subsidiaries	2	2
Interest income from customer financing	1,475	1,273
Interest income from direct banking business	16	16
Other interest and similar income	87	91
– of which from subsidiaries	13	32
Income from finance leases	1,122	1,150
Income from fixed-interest securities/loans	1	3
Interest expenses from direct banking business	156	111
Other interest and similar expenses	1,716	1,672
– of which to subsidiaries	1	17
	1,328	**1,213**

(3) Other operating income

million €	2001	2000
Reversal of value adjustments to receivables and other assets	200	142
Reversal of provisions and accruals	634	674
Income from derivative foreign currency hedging instruments	308	136
Foreign exchange gains	790	593
Income from sale of promotional material	210	183
Income from rebilling	595	550
Insurance broking commissions	174	152
Other income from the Financial Services Division	96	92
Income from investment property	68	–
Other operating income	1,043	1,134
	4,118	**3,656**

Foreign exchange gains mainly comprise gains from changes in exchange rates between the dates of recognition and payment of receivables and liabilities denominated in foreign currencies as well as exchange rate gains resulting from valuation at the rate prevailing on the balance sheet date. Foreign exchange losses from these items are shown under Other operating expenses.

(4) Other operating expenses

million €	2001	2000
Amortization of goodwill	126	121
Value adjustments against receivables	571	469
Realized losses from derivative currency hedging instruments	234	394
Foreign exchange losses	821	651
Expenses from rebilling	161	207
Provision created because of the EU End of Life Vehicles Directive	83	474
Other operating expenses	1,272	1,445
	3,268	**3,761**

(5a) Share of profits and losses of Group companies accounted for using the equity method

million €	2001	2000
Share of profits of Group companies accounted for using the equity method	413	420
of which from		
– joint ventures	380	371
– associates	33	49
Share of losses of Group companies accounted for using the equity method	124	85
of which from		
– joint ventures	27	–
– associates	97	85
	289	**335**

(5b) Other income from investments

million €	2001	2000
Income from result transfer agreements	41	22
Expenses from result transfer agreements	65	98
Other income from investments	90	204
of which from		
– subsidiaries	17	196
– other investments	73	8
Other expenses from investments	4	4
of which from		
– subsidiaries	4	4
	62	**124**

Income and expenses from result transfer agreements relate exclusively to subsidiaries.

(6a) Interest result

million €	2001	2000
Income from securities and loans	123	99
– of which from subsidiaries	4	6
Other interest and similar income	460	415
Other interest and similar expenses	901	404
Income from valuation at fair value		
– of derivative financial instruments	158	233
– of hedged assets and liabilities	408	236
Expenses from valuation at fair value		
– of derivative financial instruments	392	356
– of hedged assets and liabilities	333	246
Interest charge included in leasing instalments	4	2
	– 481	**– 25**

The income and expenses from the valuation of derivative financial instruments at fair value includes income in the amount of 4 million € (previous year: 64 million €) and expenses in the amount of 125 million € (previous year: 74 million €) for financial instruments which are hedging instruments in commercial terms, but which do not meet the criteria of IAS 39.

(6b) Other financial result

million €	2001	2000
Accumulation of pension provisions	– 689	– 652
Accumulation of other provisions	– 196	– 87
	– 885	**– 739**

(7) Income tax expense

Components of tax expenditure:

million €	2001	2000
Current tax expenditure, Germany	990	1,140
Current tax expenditure, abroad	485	460
Current tax expenditure	**1,475**	**1,600**
– of which prior period	1	303
Income from reversal of tax provisions	**– 210**	**– 193**
Current taxes on income	**1,265**	**1,407**
Deferred tax expenditure/income, Germany	82	– 376
Deferred tax expenditure, abroad	136	74
Deferred tax expenditure/income	**218**	**– 302**
Income tax expense	**1,483**	**1,105**

Current and deferred domestic taxes were valued at a tax rate of 38.3 % (previous year: current taxes 51.6 %, deferred taxes 38.3 %), derived from corporation tax at 25 %, the 'solidarity surcharge' in connection with German reunification costs at 5.5 %, and the average municipal trade earnings tax applicable throughout the Group. The local income tax rates applied for companies outside Germany vary between 10 and 44 %. In the case of split tax rates, the tax rate applicable to undistributed profits is applied.

Application of the tax rate applicable to undistributed profits in the case of split tax rates conforms to the principles of IAS 12 (revised 2000), which was already applied to the financial year 2000 prior to coming into force with effect from January 1, 2001. For the financial year 2000 the deferred taxes were valued at a tax rate of 38.3 % because the German law relating to the reduction of tax and reform of business taxation had already been passed when the consolidated financial statements were drawn up.

The realization of tax relief in respect of losses carried forward from previous years resulted in a reduction in current taxes on income of 110 million € (previous year: 105 million €) in 2001.

Previously unused losses carried forward amounted to 1,307 million € (previous year: 1,472 million €). Losses carried forward amounting to 848 million € can be used over an unlimited period of time, while 459 million € must be used within the next 10 years. It was estimated that losses carried forward of 141 million € (previous year: 43 million €) will not be usable.

Value adjustments to deferred tax assets resulted in tax expenditure of 119 million € (previous year: 97 million €) at 5 (previous year: 3) foreign companies.

Deferred tax expenses from changes in tax rates were incurred in the amount of 0.5 million € (previous year: income amounting to 535 million €).

40 million € of the deferred tax balance recorded on the balance sheet relate to transactions which directly increased capital and reserves.

The proposed dividend for the financial year 2001 will result in a reduction in the tax charge totalling 92 million €.

If taxed and untaxed components of capital and reserves were to be fully distributed as dividends, there would be a claim for corporate income tax reduction of 1,173 million € (previous year: 1,256 million €) not recorded on the balance sheet.

The following deferred tax assets and liabilities recorded on the balance sheet are attributable to differences in recognition and valuation of the various balance sheet items concerned and to tax losses carried forward:

	Dec 31, 2001		Dec 31, 2000	
million €	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	77	2,084	47	1,629
Tangible assets and leasing and rental assets	3,642	1,875	3,021	1,927
Financial assets	63	13	18	77
Inventories	178	337	157	279
Receivables and other assets (including Financial Services Division)	254	3,805	468	4,106
Other current assets	97	7	78	16
Pension provisions	953	–	755	–
Other provisions	1,307	67	1,434	4
Liabilities	791	365	1,254	378
Tax losses carried forward	365	–	402	–
Value adjustments against deferred tax assets	– 119	–	– 97	–
Gross value	**7,608**	**8,553**	**7,537**	**8,416**
– of which long-term	5,192	6,086	5,396	6,140
Offset*	6,474	6,474	6,508	6,508
Consolidation	292	220	348	187
Balance sheet amount	**1,426**	**2,299**	**1,377**	**2,095**

* IAS 12 stipulates that deferred tax assets and liabilities should be offset if, and only if, they relate to income taxes levied by the same taxation authority and relate to the same tax period.

The tax expenditure shown for the year 2001 of 1,483 million € (previous year: 1,105 million €) was 206 million € less than the expected tax expenditure of 1,689 million € which would have resulted from application of a tax rate applicable to undistributed profits of 38.3 % (previous year: 51.6 %) to the profit before tax of the Group.

Reconciliation of expected income tax expense to income tax expense recognized

million €	2001	2000
Profit before tax	4,409	3,719
Expected income tax expense (tax rate 38.3 versus 51.6 %)	**1,689**	**1,919**
Reconciliation:		
Effect of different tax rates outside Germany	– 195	– 479
Proportion of expected taxation relating to:		
– income not subject to tax	– 87	– 197
– expenses not deductible for tax purposes	194	139
– temporary differences and losses for which no deferred taxes were recognized	– 102	98
Tax credits	– 105	– 292
Prior-period current tax expense	1	303
Effect of tax rate changes	1	– 535
Other taxation effects	87	149
Income tax expense recognized	**1,483**	**1,105**
Effective tax rate (%)	33.6	29.7

Effects of intra-Group dividend payments are included in Other taxation effects.

(8) Profit after tax

Income in the amount of 1,195 million € (previous year: 1,361 million €) and expenses in the amount of 543 million € (previous year: 594 million €) are attributable to other financial years. The income is mainly included in Other operating income, and relates primarily to income from the reversal of provisions and of receivables value adjustments. The out-of-period expenses are for the most part included in Cost of sales.

(9) Minority interests

million €	2001	2000
Share of subsidiaries' profits due to minority interests	11	8
Share of subsidiaries' losses applicable to minority interests	–	1
	11	**7**

The profits due to minority shareholders are attributable primarily to shareholders in VW Versicherungsvermittlungs-GmbH, VW AUDI Vertriebszentrum GmbH & Co. Südbayern KG and ŠKODA AUTO Polska S.A.

(10) Earnings per share

The undiluted earnings per share are calculated by dividing the share in profit of the shareholders of VOLKSWAGEN AG by the weighted average number of ordinary and preferred shares traded in the course of the financial year.
A dilution of the earnings per share results from so-called potential shares. These include option rights which, however, only dilute earnings when they result in issue of shares at a value below the average market price of the share. At an average price of 51.93 € (previous year: 48.23 €) for the VW ordinary share in 2001 the conversion rights from the second tranche of the share option plan had a diluting effect. The dilution resulting from the said conversion rights was based on a conversion price of 46.00 €. There was further dilution resulting from non-exercised option rights by the holders of the option bond issued in 1986 based on a subscription price of 21.27 €.

	2001		2000	
	Ordinary	Preferred	Ordinary	Preferred
shares				
Weighted average number of shares – undiluted	274,089,067	105,238,280	304,025,533	105,238,280
Convertible bonds	845,288	–	344,379	–
Share options	1,868,854	–	3,214,311	–
Weighted average number of shares – diluted	276,803,209	105,238,280	307,584,223	105,238,280
million €				
Net profit payable to shareholders before additional dividend – undiluted	2,106	809	1,936	671
Additional dividend payable on preferred shares	– 6	+ 6	– 6	+ 6
Net profit after additional dividend – undiluted	2,100	815	1,930	677
Net profit payable to shareholders before additional dividend – diluted	2,112	803	1,942	665
Additional dividend payable on preferred shares	– 6	+ 6	– 6	+ 6
Net profit after additional dividend – diluted	2,106	809	1,936	671
€				
Earnings per share – undiluted	7.66	7.75	6.35	6.43
Earnings per share – diluted	7.61	7.69	6.29	6.37

Notes to the balance sheet

(11) Intangible assets

million €	Concessions, industrial and similar rights and licences in such rights	Goodwill	Capitalized costs for products in development	Capitalized development costs for products currently in use	Other intangible assets	Payments on account	Total
Cost							
at January 1, 2001	**31**	**1,368**	**1,380**	**5,109**	**620**	**169**	**8,677**
Exchange differences	1	0	15	44	– 4	0	56
Group changes	–	3	–	–	2	–	5
Additions	6	25	1,844	336	128	58	2,397
Transfers	4	–	– 693	693	44	– 47	1
Disposals	2	–	–	134	51	0	187
at December 31, 2001	**40**	**1,396**	**2,546**	**6,048**	**739**	**180**	**10,949**
Amortization							
at January 1, 2001	**24**	**813**	**–**	**2,106**	**379**	**–**	**3,322**
Exchange differences	1	0	–	22	– 4	–	19
Group changes	–	–	–	–	1	–	1
Amortization charge	4	129	–	917	139	–	1,189
Transfers	0	–	–	– 1	1	–	0
Disposals	1	–	–	134	43	–	178
Reversal of impairments	–	–	–	–	–	–	–
at December 31, 2001	**28**	**942**	**–**	**2,910**	**473**	**–**	**4,353**
Net book amount							
at December 31, 2001	**12**	**454**	**2,546**	**3,138**	**266**	**180**	**6,596**
Net book amount							
at January 1, 2001	**7**	**555**	**1,380**	**3,003**	**241**	**169**	**5,355**

Of the total research and development costs incurred in 2001, 2,180 million € met the criteria for capitalization as stipulated by IAS.

The following amounts were charged to cost of sales:

million €	2001	2000
Research costs and non-capitalized development costs	1,743	2,537
Amortization of development costs	917	852
Research and development costs charged to the income statement	**2,660**	**3,389**

(12) Tangible assets

million €	Land, land rights and buildings including buildings on land owned by others	Technical equipment and machinery	Other equipment and factory and office equipment	Payments on account and assets in the course of construction	Total
Cost					
at January 1, 2001	**11,349**	**18,900**	**20,345**	**2,086**	**52,680**
Exchange differences	– 67	– 77	– 59	– 14	– 217
Group changes	35	–	62	234	331
Additions	453	1,125	2,108	2,724	6,410
Transfers	3	787	330	– 1,425	– 305
Disposals	45	629	866	61	1,601
at December 31, 2001	**11,728**	**20,106**	**21,920**	**3,544**	**57,298**
Depreciation					
at January 1, 2001	**5,071**	**13,144**	**14,739**	**–**	**32,954**
Exchange differences	– 48	– 102	– 75	–	– 225
Group changes	3	–	6	–	9
Depreciation charge	395	1,523	2,471	–	4,389
Impairments	–	4	3	–	7
Transfers	– 135	– 2	1	–	– 136
Disposals	32	601	802	–	1,435
Reversal of impairments	–	–	–	–	–
at December 31, 2001	**5,254**	**13,966**	**16,343**	**–**	**35,563**
Net book amount					
at December 31, 2001	**6,474**	**6,140**	**5,577**	**3,544**	**21,735**
Net book amount					
at January 1, 2001	**6,278**	**5,756**	**5,606**	**2,086**	**19,726**
of which assets					
leased under finance lease contracts					
Book amount					
at December 31, 2001	75	–	20	–	95
at January 1, 2001	77	–	14	–	91

An option to purchase buildings and plant leased under the terms of finance leases always exists, and is normally exercised. Interest rates on the leases vary between 4.4 and 10.8 %, according to the market and the respective agreement start dates. The future finance lease payments due, and their present values, are shown in the following table:

million €	2002	2003–2006	from 2007	Total
Finance lease payments	25	28	13	66
Interest element of finance lease payments	3	5	3	11
Present value of finance lease payments	**22**	**23**	**10**	**55**

For assets leased under operating leases, payments reflected in the income statement totalling 248 million € (previous year: 188 million €) were made in the current year.

(13) Investments in Group companies accounted for using the equity method and other financial assets

million €	Group companies accounted for using the equity method	Shares in subsidiaries	Shares in other investments	Loans to subsidiaries	Loans to joint ventures, associates and other investments	Loans to other third parties	Long-term securities	Total
Cost								
at January 1, 2001	**3,201**	**307**	**151**	**240**	**32**	**263**	**243**	**4,437**
Exchange differences	14	3	0	–	–	1	0	18
Group changes	–	–	–	–	–	–	1	1
Additions	555	29	1	8	0	19	203	815
Transfers	23	– 12	– 11	–	–	–	–	0
Disposals	175	131	1	165	3	33	442	950
Reversal of impairments	–	–	–	1	2	–	–	3
at December 31, 2001	**3,618**	**196**	**140**	**84**	**31**	**250**	**5**	**4,324**
Depreciation								
at January 1, 2001	**113**	**40**	**58**	**–**	**–**	**7**	**3**	**221**
Exchange differences	0	1	0	0	–	0	– 1	0
Group changes	–	–	–	–	–	–	0	0
Impairments	107	0	–	–	–	2	0	109
Transfers	–	–	–	–	–	–	–	–
Disposals	–	2	–	0	–	3	0	5
Reversal of impairments	–	–	–	0	–	0	–	0
at December 31, 2001	**220**	**39**	**58**	**0**	**–**	**6**	**2**	**325**
Net book amount at December 31, 2001	**3,398**	**157**	**82**	**84**	**31**	**244**	**3**	**3,999**
Net book amount at January 1, 2001	**3,088**	**267**	**93**	**240**	**32**	**256**	**240**	**4,216**
Fair value at December 31, 2001			**83**	**83**	**31**	**243**		
Fair value at January 1, 2001			**93**	**240**	**33**	**254**		

The shares in companies accounted for using the equity method include joint ventures in the amount of 1,808 million € (previous year: 1,348 million €).

Of the loans to joint ventures, associates and other subsidiaries, 7 million € (previous year: 5 million €) relate to loans to joint ventures, subject to an interest rate of 4.50 % (previous year: 5.82 %).

The major joint ventures and associates are detailed in the listing of major Group companies on pages 138 to 140.

The loans to subsidiaries have terms of between 3 and 9 years and are subject to interest rates of between 3.72 and 5.48 %, corresponding to the market rates at the date of issue of the respective loan.

The loans to third parties are subject to fixed interest rates up to 5.5 %.

(14) Leasing and rental assets

million €	Movable assets	Investment property	Total
Cost			
at January 1, 2001	**5,384**	**155**	**5,539**
Exchange differences	192	3	195
Group changes	–	–	–
Additions	6,863	82	6,945
Transfers	2	302	304
Disposals	3,965	3	3,968
at December 31, 2001	**8,476**	**539**	**9,015**
Depreciation			
at January 1, 2001	**752**	**4**	**756**
Exchange differences	31	–	31
Group changes	–	–	–
Depreciation charge	935	9	944
Impairments	217	1	218
Transfers	1	135	136
Disposals	349	1	350
Reversal of impairments	4	–	4
at December 31, 2001	**1,583**	**148**	**1,731**
Net book amount at December 31, 2001	**6,893**	**391**	**7,284**
Net book amount at January 1, 2001	**4,632**	**151**	**4,783**

Assets leased out under the terms of operating leases and investment property are recorded under Leasing and rental assets, in accordance with IAS 40.

The movable assets relate almost exclusively to vehicle leasing and rental. The vehicles rented out by the Europcar group normally remain with the company for less than 12 months.

Investment property includes leased dealership and apartments rented out, with a fair value of 417 million €. Operating costs totalling 47 million € were incurred for the maintenance of investment property in use. Expenses of 1 million € were incurred for unused investment property.

The following payments from non-cancellable leases and rental agreements are expected to be received over the coming years:

million €	2002	2003–2006	from 2007	Total
	6	13	14	33

(15) Inventories

million €	Dec 31, 2001	Dec 31, 2000
Raw materials and supplies	1,852	2,067
Work in progress	1,269	1,223
Finished goods and purchased merchandize	6,818	6,022
Payments on account	6	23
	9,945	**9,335**

Of the total inventories, 583 million € is recognized at net realizable value (since this is lower than cost). The value adjustment relative to the gross value totalled 97 million €.

No value adjustment reversals were made in the course of the financial year.

No material restrictions of title or right of use exist in respect of the inventories shown.

(16) Financial services receivables

	Dec 31, 2001				Dec 31, 2000			
	Falling due				Falling due			
million €	within one year	after one year	Book value	Fair value	within one year	after one year	Book value	Fair value
Receivables from financing business								
– customer financing	6,548	11,857	18,405	18,461	5,661	9,710	15,371	15,609
– dealer financing	6,521	538	7,059	7,058	6,004	312	6,316	6,314
– direct banking	22	–	22	22	20	–	20	20
	13,091	12,395	25,486	25,541	11,685	10,022	21,707	21,943
Other receivables due from leasing business	281	–	281	281	165	–	165	165
Receivables from finance leases	4,147	6,173	10,320	10,516	4,380	6,301	10,681	10,710
	17,519	**18,568**	**36,087**	**36,338**	**16,230**	**16,323**	**32,553**	**32,818**

Long-term receivables from customer financing business are subject to mainly fixed interest rates of between 1.9 and 31.2 %, depending on the respective market. They have terms of up to 72 months. The long-term portion of dealer financing is provided at interest rates of between 3.5 and 10.25 %, depending on country.

The receivables from customer and dealer financing are secured on vehicles or real estate according to group policy.

The receivables from dealer financing include an amount of 28 million € (previous year: 19 million €) relating to subsidiaries.

The receivables from finance leases – almost entirely in respect of vehicles – are expected to generate the following cash flows:

million €	2002	2003–2006	from 2007	Total
Future payments receivable from finance leases	4,718	6,728	112	11,558
Unearned finance income from finance leases (discounting)	571	667	–	1,238
Book value/present value	**4,147**	**6,061**	**112**	**10,320**

Lease calculations are prepared on the basis of country-specific market interest rates of between 7 and 25 %.

The non-guaranteed residual values of the assets leased out under finance leases totalled 1,238 million € (previous year: 2,033 million €).

Of the receivables from finance leases, 390 million € (previous year: 130 million €) have been pledged as security.

Outstanding lease receivables classified as non-collectable are subject to value adjustments of 77 million € (previous year: 33 million €).

(17) Trade receivables

	Dec 31, 2001			Dec 31, 2000		
	Falling due			Falling due		
million €	within one year	after one year	Book value	within one year	after one year	Book value
Trade receivables due from						
– third parties	4,757	57	4,814	4,822	1	4,823
– subsidiaries	117	3	120	75	–	75
– joint ventures	144	–	144	85	–	85
– associates	55	–	55	62	–	62
– other companies in which an investment is held	8	–	8	13	–	13
	5,081	**60**	**5,141**	**5,057**	**1**	**5,058**

The fair values of the trade receivables correspond to the book values. Value adjustments totalling 119 million € (previous year: 119 million €) were made.

(18) Other receivables and assets

million €	Dec 31, 2001 Falling due within one year	after one year	Book value	Fair Value	Dec 31, 2000 Falling due within one year	after one year	Book value	Fair Value
Other receivables due from								
– subsidiaries	452	18	470	471	336	54	390	390
– joint ventures	154	315	469	467	106	134	240	240
– associates	8	–	8	8	13	–	13	13
– other companies in which an investment is held	11	–	11	11	8	–	8	8
Claims for refund of income taxes	159	–	159	159	30	2	32	32
Other claims in respect of taxes	1,155	103	1,258	1,258	1,339	46	1,385	1,385
Positive fair values of derivative financial instruments	102	154	256	256	369	128	497	497
Other assets	735	572	1,307	1,307	748	508	1,256	1,256
	2,776	**1,162**	**3,938**	**3,937**	**2,949**	**872**	**3,821**	**3,821**

The other assets include plan assets for the financing of post-employment benefits in the amount of 137 million € (previous year: 116 million €).

No material restrictions of title or right of use exist in respect of Other receivables and assets. Risk of loss was covered by means of value adjustments. A total of 289 million € (previous year: 275 million €) in value adjustments was recognized.

Short-term other receivables are primarily non-interest-bearing.

The **derivative financial instruments** have the following **positive fair values**:

million €	Fair value Dec 31, 2001	Dec 31, 2000
Transactions for hedging against		
– exchange risk from assets through fair value hedges	16	68
– exchange risk from liabilities through fair value hedges	27	21
– interest risk through fair value hedges	164	61
– interest risk through cash flow hedges	2	13
– exchange risk from future cash flows (cash flow hedges)	43	215
Hedging transactions	**252**	**378**
Assets arising from ineffective hedging derivatives	4	119
	256	**497**

Further details on the derivative financial instruments as a whole are given in note (31) Financial instruments.

(19) Securities

The securities serve to safeguard liquidity. Securities classified as current assets are shares and quoted, mainly fixed-interest, securities with interest rates of between 3.0 and 12.21 % p. a.

(20) Cash and cash equivalents

million €	Dec 31, 2001	Dec 31, 2000
Cash at banks	4,116	2,034
Cheques, cash on hand and deposits at German Federal Bank	169	122
	4,285	**2,156**

The cash at banks is held at various banks in different currencies at interest rates of between 0.0 and 4.71 % p. a.

(21) Deferred tax assets

The deferred tax assets result from the following future tax reliefs:

million €	Dec 31, 2001	Dec 31, 2000
Temporary differences between the tax balance sheet and the consolidated financial statements	1,545	1,474
Future tax savings resulting from losses carried forward	– 119	– 97
	1,426	**1,377**

More details on the deferred taxes are given under note (7) Income tax expense.

(22) Prepayments and deferred charges

	Dec 31, 2001		Dec 31, 2000	
million €	Total	of which with a remaining term of over one year	Total	of which with a remaining term of over one year
Deferred leasing commissions	78	68	63	38
Other items	300	18	236	13
	378	**86**	**299**	**51**

(23) Capital and reserves

The subscribed capital of VOLKSWAGEN AG is denominated in Euro. The shares are bearer shares without nominal value. One share represents a share of 2.56 € of the Company's capital. As well as ordinary shares, there are preferred shares which entitle the bearer to a 0.06 € higher dividend than the ordinary shares but have no voting rights.

As a result of the exercise of option rights from an option bond issued in 1986, the issue of 6,400,360 (previous year: 1,114,470) ordinary shares, utilizing part of the existing authorized share capital, resulted in an increase in the subscribed capital and the capital reserve. The subscribed capital increased by 16.4 million € (previous year: 2.8 million €); 119 million € (previous year: 21 million €) was allocated to the capital reserve.

The **subscribed capital** is now composed of 319,470,080 ordinary shares with no nominal value and 105,238,280 preferred shares, and totals 1,087 million € (previous year: 1,071 million €). There is an authorized share capital of 400 million € expiring on June 1, 2004. Based on the resolution of the Annual General Meeting on June 7, 2001, further authorized share capital of up to 130 million €, expiring on June 6, 2006, was approved for the issue of new ordinary bearer shares.

	2001 shares	2000 shares	2001 €	2000 €
at January 1	**418,308,000**	**417,193,530**	**1,070,868,480**	**1,068,015,437**
Issued shares (option bonds)	6,400,360	1,114,470	16,384,922	2,853,043
at December 31	**424,708,360**	**418,308,000**	**1,087,253,402**	**1,070,868,480**

On December 31, 2000 VOLKSWAGEN AG held 41,719,353 ordinary treasury shares with a total calculated quasi nominal value of 106,801,543.68 €, corresponding to 9.97 % of the subscribed capital and 13.33 % of the ordinary shares. These ordinary shares were transferred on September 25, 2001 to the 100 percent subsidiary VOLKSWAGEN Beteiligungs-Gesellschaft mbH.

There is authorized share capital of 69.0 million € for the bearers of rights arising from convertible bonds issued by VOLKSWAGEN AG on the basis of the authorization given by the Annual General Meeting on June 19, 1997 for the purpose of share issues to the Board of Management, Group senior management and management, as well as employees of VOLKSWAGEN AG for whom remuneration is collectively agreed.

There is additional authorized share capital of 100 million € for the issue of up to 39,062,500 ordinary and/or preferred shares. This potential capital increase will only occur to the extent that the bearers of the option and convertible bonds to be issued up to June 1, 2004 exercise their conversion rights.

Share option plan

The Board of Management of VOLKSWAGEN AG, with the consent of the Supervisory Board, utilized the authorization to implement a share option plan in the financial years 1999, 2000 and 2001. The plan entitles the beneficiaries to acquire options for the purchase of shares in VOLKSWAGEN AG based on their take-up of convertible bonds at a unit price of 2.56 €. Each bond is convertible into 10 ordinary shares.

The share options are not accounted for until the date the option is exercised. The conversion price then received for the new shares is recorded in subscribed capital or the capital reserve as appropriate.

The basis for the initial conversion price of the third tranche is the average price of the Volkswagen ordinary share on the Frankfurt Stock Exchange on the five trading days prior to the resolution of the Board of Management of VOLKSWAGEN AG on March 6, 2001 concerning the issue of convertible bonds. It will increase in each of the following years by 5 percentage points, so that the first purchase of ordinary shares will be possible at a price of 65.37 € from July 14, 2003, after the minimum waiting period. The conversion prices and periods of the three tranches are shown in the following table:

Conversion prices and periods for the tranches of the share option plan

	Conversion price in €		
	1st tranche	2nd tranche	3rd tranche
Initial conversion price	69.48	41.82	59.43
Conversion price			
– as from June 11, 2001	76.43		
– as from October 31, 2001	79.90		
– as from July 14, 2002		46.00	
– as from publication of quarterly report as at September 30, 2002	83.38	48.09	
– as from July 14, 2003			65.37
– *as from publication of* quarterly report as at September 30, 2003	86.85	50.18	68.34
– as from publication of quarterly report as at September 30, 2004		52.28	71.32
– as from publication of quarterly report as at September 30, 2005			74.29
Beginning of conversion period	June 11, 2001	July 14, 2002	July 14, 2003
End of conversion period	June 4, 2004	July 6, 2005	July 6, 2006

The total value of the issued convertible bonds on December 31, 2001, at 2.56 € per convertible bond, was 5,384,607 € (= 2,103,362 bonds), with the right to purchase 21,033,620 ordinary shares. The liabilities from convertible bonds are recognized under Other liabilities. In the financial year, 13,005 convertible bonds with a value of 33,293 € were returned by employees who have since left the Company. No options arising from the first tranche were exercised. The development in the rights to share options granted is shown in the following table:

Development in rights to share options granted (1st to 3rd tranche)

	Nominal value of convertible bonds €	Number of conversion rights rights	Number of convertible bonds shares
at January 1, 2001	**3,607,104**	**1,409,025**	**14,090,250**
In financial year:			
– granted	1,810,796	707,342	7,073,420
– exercised	–	–	–
– returned	33,293	13,005	130,050
at December 31, 2001	**5,384,607**	**2,103,362**	**21,033,620**

Reserves

million €	Dec 31, 2001	Dec 31, 2000
Capital reserve		
– Premium on capital increases	4,196	4,077
– Premium on issue of option bonds	219	219
	4,415	**4,296**
Revenue reserves		
– Statutory reserve	31	31
– Reserve for cash flow hedges	– 113	165
– Reserve for currency adjustment	– 139	– 275
– Other revenue reserves	17,052	16,054
– Bought-back shares	– 2,285	– 2,285
	14,546	**13,690**

The Capital reserve increased by 119 million € (previous year: 21 million €) because of the allocation of the premium on the increase in subscribed capital resulting from the exercising of options.

Dividend proposal

In accordance with Section 58 subsection 2 of the German Corporation Act (AktG), the dividend payment by VOLKSWAGEN AG is based on the Accumulated profit shown in the financial statements of VOLKSWAGEN AG. Based on the financial statements of VOLKSWAGEN AG reserves of 552 million € are available for distribution. The Board of Management and Supervisory Board of VOLKSWAGEN AG propose to the Annual General Meeting that a dividend of 1,30 € per ordinary share and 1,36 € per preferred share, amounting in total to 550 million €, be paid, and that the remaining earnings of 2 million € be carried forward.

(24) Minority interests

The equity shares of minority shareholders are attributable primarily to shareholders in AUDI AG.

(25) Provisions

million €	Falling due within one year	Falling due after one year	Dec 31, 2001	Dec 31, 2000
Provisions for pensions and similar obligations	344	9,640	9,984	9,558
Provisions in respect of taxes	763	655	1,418	1,424
Other provisions	6,055	4,325	10,380	10,146
	7,162	**14,620**	**21,782**	**21,128**

The outflows of provisions are expected to amount to 33 % in the following year, to 23 % in the years 2003 to 2006 and to 44 % thereafter.

Provisions for pensions and similar obligations

Provisions for post-employment benefits are established for benefits payable in the form of retirement, invalidity and dependants' benefits. The benefits provided by the Group vary according to the legal, tax and economic circumstances of the country concerned, and usually depend on the length of service and remuneration of the employees.

Group companies provide post-employment benefits under defined contribution plans and defined benefit plans. In the case of defined contribution plans, the Company makes contributions to state or private pension schemes based on legal or contractual requirements or on a voluntary basis. Once the contributions have been paid, no further obligations exist for the Company. Current contributions are recognized as pension expenditure in the respective year. In 2001 they totalled 8 million € (previous year: 9 million €) in the Group.

Most pension plans are defined benefit plans, with a distinction made between unfunded plans and those funded externally.

The pension provisions for defined benefit plans are determined according to IAS 19 (Employee Benefits) in keeping with the internationally accepted Projected Unit Credit Method, whereby the future obligations are valued on the basis of the pro rata entitlements attributed as at the balance sheet date. The valuation incorporates assumptions as to trends in the relevant variables affecting the level of benefits. All defined benefit plans require actuarial calculations.

Owing to their benefit character, the obligations of the US Group companies, in particular, in respect of post-employment medical care are likewise shown under defined benefit plans. These obligations similar to pensions take into account the long-term rise in the cost of healthcare.

Since 1996 the pension scheme of the Volkswagen Group in Germany has been based on a specially developed pension model classified in accordance with IAS as a defined benefit plan. With effect from January 1, 2001 this model has been further developed into a pension fund, with the annual remuneration-linked contributions being invested in funds by VW Pension

Trust e.V. Based on fund investment, this model offers the possibility of increasing benefit entitlements while at the same time fully safeguarding them. For this reason almost all Group companies in Germany have now joined the fund. Since the fund investments held by the trust meet the preconditions of IAS 19 (revised 2000) for classification as plan assets, they are deducted from the obligation.

The following amounts were recognized on the balance sheet for defined benefit plans:

million €	Dec 31, 2001	Dec 31, 2000
Present value of externally funded obligations	1,485	1,207
Fair value of plan assets	– 1,372	– 1,280
Deficit/surplus in funded pension schemes	113	– 73
Present value of unfunded obligations	9,959	9,528
Unrecognized actuarial losses	– 225	– 32
Amount not recognized as an asset because of the limit in IAS 19 paragraph 58(b)	–	19
Net liability in the balance sheet	**9,847**	**9,442**

The net liability recognized on the balance sheet is included in the following items:

million €	Dec 31, 2001	Dec 31, 2000
Provisions for pensions and similar obligations	9,984	9,558
Other assets	– 137	– 116
Net liability in the balance sheet	**9,847**	**9,442**

Actuarial gains/losses arise from census changes and changes in actual trends (e.g. in income and pension increases) relative to the assumptions on which calculations were based. In accordance with IAS 19, this amount is recognized as either income or an expense divided over the expected average remaining working lives of the employees if the actuarial gains or losses not recognized at the beginning of the financial year exceed 10 % of the higher of the defined benefit obligation or the fair value of the plan assets at the beginning of the financial year.

Where the foreign Group companies externally fund obligations, the investment is mainly in the form of real estate, shares and fixed-interest securities. These include no financial instruments issued by companies of the Volkswagen Group and no investment property used by Group companies.

In the financial year pensions totalling 374 million € (previous year: 340 million €) were paid.

The following amounts were recognized in the income statement:

million €	2001	2000
Current service cost	362	341
Interest cost	689	652
Expected return on plan assets	– 121	– 102
Losses/gains on curtailment and settlement	2	– 2
Total expenses recognized in the income statement	**932**	**889**

The above amounts are generally included in the personnel costs of the functional areas. However, Accumulation of pension provisions is shown under note (6b) Other financial result.

Investment of the plan assets to cover future pension obligations resulted in actual losses in the amount of 89 million € (previous year: income of 39 million €).

The net liability recognized in the balance sheet has changed as follows:

million €	2001	2000
Net liability in the balance sheet at January 1	**9,442**	**8,894**
Group changes (new pension plans)	2	–
Total expense recognized in the income statement	932	889
Company benefit payments and contributions to funds	– 536	– 347
Exchange differences	7	6
Net liability in the balance sheet at December 31	**9,847**	**9,442**

Calculation of the pension provisions was based on the following assumptions with regard to expected salary and pension increases:

	Germany		Abroad	
in %	2001	2000	2001	2000
Discount rate at December 31	6.0	6.5	3.0–7.5*	3.0–7.5*
Expected return on plan assets at December 31	7.0	–	6.7–8.5*	6.8–8.5*
Future salary increases	3.0	3.5	1.5–8.0	1.5–8.0
Future pension increases	1.5–4.0	2.0	2.0–6.0	2.8–7.0
Fluctuation rate	1.4	1.4	2.0–6.6	7.0–9.0
Annual increase healthcare costs	–	–	5.75–12.5	6.0–11.5

* In South Africa the pension obligation was calculated at a discount rate of 10.5 % (previous year: 13.5 %) and based on an expected return on plan assets of 11.2 % (previous year: 11.5 %).

Tax provisions

Taxes are detailed under note (7) Income tax expense.

Other provisions

million €	Warranties	Distribution costs	Workforce costs	EU End of Life Vehicles Directive	Other provisions	Total
at January 1, 2001	**3,704**	**1,577**	**2,063**	**474**	**2,328**	**10,146**
Exchange differences	40	24	– 26	2	– 22	18
Changes to Group structure	2	–	2	–	1	5
Consumption	– 2,204	– 1,159	– 873	–	– 1,067	– 5,303
Increases/additions	2,239	1,363	796	81	1,399	5,878
Accumulation of interest	141	1	3	40	11	196
Reversal	– 38	– 139	– 45	–	– 338	– 560
at December 31, 2001	**3,884**	**1,667**	**1,920**	**597**	**2,312**	**10,380**

(26) Current and non-current borrowings

The details of current and non-current borrowings are presented in the following table:

	Dec 31, 2001				Dec 31, 2000			
	Remaining term				Remaining term			
million €	under one year	within one to five years	over five years	Book value	under one year	within one to five years	over five years	Book value
Bonds	1,160	3,520	797	5,477	2,642	1,245	286	4,173
– of which convertible	51	–	–	51	368	–	–	368
Commercial papers and notes	15,424	4,562	–	19,986	10,093	1,941	–	12,034
Liabilities to banks	8,266	2,556	855	11,677	9,542	3,800	666	14,008
Deposits from direct banking business	4,379	150	16	4,545	3,231	154	26	3,411
Loans	132	103	134	369	193	96	140	429
Bills of exchange	262	35	–	297	324	15	–	339
Liabilities for the capital element of future finance lease payments	70	14	4	88	93	11	–	104
Borrowings from								
– subsidiaries	326	–	4	330	82	–	3	85
– joint ventures	24	–	–	24	–	–	–	–
– associates	1	–	–	1	1	–	–	1
	30,044	**10,940**	**1,810**	**42,794**	**26,201**	**7,262**	**1,121**	**34,584**

Of the liabilities shown on the consolidated balance sheet, a total of 204 million € (previous year: 361 million €) are secured, for the most part, by mortgage. In the case of delivery of goods, the usual retention of title exists.

The interest rates on bills of exchange payable vary between 4.00 and 9.18 %. The fair value of the bills of exchange payable is equal to the book value.

The deposits with VOLKSWAGEN BANK *direct* carry interest rates of between 2.25 and 4.25 %. The fair value of the deposits with VOLKSWAGEN BANK *direct* corresponds to the book value. The interest rate on the long-term amounts is between 2.5 and 9.0 %, with savings plans running for terms of between 2 and 18 years.

The amounts payable to subsidiaries and associates are subject to market interest rates of between 1.96 and 4.93 %.

The terms of the long-term bonds and notes and liabilities to banks as well as loans, together with their book values and fair values, are shown in the following tables:

Bonds (remaining term over one year)

million €			Dec 31, 2001			Dec 31, 2000		
Interest terms	Currency	Interest commitment ending	Weighted interest rate*	Book value	Fair value	Weighted interest rate*	Book value	Fair value
fixed	EUR	1–5 years	6.405	737	736	7.000	530	530
fixed	EUR	> 5 years	4.750	641	641	–	–	–
fixed	CHF	1–5 years	2.750	68	68	2.750	68	68
fixed	CZK	1–5 years	6.872	218	229	7.153	158	158
fixed	JPY	1–5 years	–	–	–	0.023	83	83
fixed	NOK	1–5 years	7.750	52	52	–	–	–
fixed	PLN	1–5 years	15.250	29	29	–	–	–
fixed	USD	1–5 years	5.000	364	364	–	–	–
		Remaining term						
floating	EUR	1–5 years	3.879	1,445	1,468	–	–	–
floating	CZK	> 5 years	5.422	156	155	5.722	143	144
floating	JPY	1–5 years	0.530	26	26	2.143	10	10
floating	USD	1–5 years	3.720	567	567	3.720	539	539
Other		1–5 years	–	14	14	–	–	–
Non-convertible				**4,317**	**4,349**		**1,531**	**1,532**

* Weighted average interest rate from first take-up of the various funds.

Medium and long-term notes (remaining term over one year)

million €			Dec 31, 2001			Dec 31, 2000		
Interest terms	Currency	Interest commitment ending	Weighted interest rate*	Book value	Fair value	Weighted interest rate*	Book value	Fair value
fixed	EUR	1–5 years	–	–	–	5.350	29	29
fixed	JPY	1–5 years	0.200	8	9	–	–	–
fixed	JPY	> 5 years	1.753	118	118	–	–	–
fixed	USD	1–5 years	5.456	770	770	6.500	300	300
		Remaining term						
floating	EUR	1–5 years	3.764	20	20	–	–	–
floating	JPY	1–5 years	0.157	61	61	–	–	–
floating	USD	1–5 years	4.955	3,499	3,429	5.605	1,612	1,598
other	–	–	–	86	86	–	–	–
				4,562	4,493		1,941	1,927

* Weighted average interest rate from first take-up of the various funds.

The notes and bonds include asset-backed securities in the amount of 4,574 million € (previous year: 2,386 million €). The interest rate, with average original terms of 3 years, is between 2.18 and 6.50 %. Security is provided by receivables from financing and leasing transactions.

Liabilities to banks (remaining term over one year)

million €			Dec 31, 2001			Dec 31, 2000		
Interest terms	Currency	Interest commitment ending*	Weighted interest rate**	Book value	Fair value	Weighted interest rate**	Book value	Fair value
fixed	EUR	1–5 years	5.588	339	338	4.945	888	889
fixed	EUR	> 5 years	5.082	33	22	5.886	36	23
fixed	ARS	1–5 years	12.236	63	63	9.941	118	118
fixed	BRL	1–5 years	17.900	385	385	18.758	234	234
fixed	CZK	1–5 years	6.615	42	42	6.756	38	38
fixed	CZK	> 5 years	7.478	2	2	8.000	1	1
fixed	JPY	1–5 years	0.832	168	171	1.273	274	279
fixed	JPY	> 5 years	1.807	9	9	1.900	6	6
fixed	MXN	1–5 years	16.031	13	13	17.506	69	58
fixed	SKK	1–5 years	6.853	200	205	5.090	40	41
fixed	ZAR	1–5 years	13.580	1	1	13.040	4	4
				1,255	1,251		1,708	1,691
		Remaining term						
floating	EUR	1–5 years	3.810	1,375	1,385	5.165	1,786	1,812
floating	EUR	> 5 years	5.750	71	71	5.165	453	453
floating	BRL	> 5 years	14.436	486	486	14.617	390	390
floating	USD	1–5 years	2.708	68	68	7.341	22	22
floating	USD	> 5 years	2.719	76	76	–	–	–
Other	–	1–5 years	–	80	80	–	107	107
				2,156	2,166		2,758	2,784
				3,411	3,417		4,466	4,475

* The terms of the agreements are in some cases well beyond the stated fixed-interest periods.
The variable interest rates are based on local Inter Bank rates plus premium.
** Weighted average interest rate from first take-up of the various funds.

Loans (remaining term over one year)

million €			Dec 31, 2001			Dec 31, 2000		
Interest terms	Currency	Interest commitment ending	Weighted interest rate*	Book value	Fair value	Weighted interest rate*	Book value	Fair value
fixed	EUR	1–5 years	8.457	33	33	8.421	47	47
fixed	EUR	> 5 years	5.248	148	66	5.248	151	57
		Remaining term						
floating	EUR	1–5 years	6.485	26	28	6.490	26	27
floating	EUR	> 5 years	5.750	5	5	6.700	5	5
Other	–	1–5 years	–	25	25	–	7	25
				237	157		236	161

* Weighted average interest rate from the first take-up of the various funds.

Fixed-interest loans where the book value matches the fair value are hedge-effectively swapped.

(27) Trade payables

million €	Dec 31, 2001 Falling due under one year	over one year	Book value	Dec 31, 2000 Falling due under one year	over one year	Book value
Trade payables payable to						
– third parties	6,883	10	6,893	7,283	17	7,300
– subsidiaries	80	–	80	40	–	40
– joint ventures	67	–	67	72	1	73
– associates	8	–	8	13	–	13
– other companies in which an investment is held	7	–	7	9	–	9
	7,045	10	7,055	7,417	18	7,435

Fair values match the recognized book values.

(28) Other payables

million €	Dec 31, 2001 Falling due under one year	within one to five years	over five years	Book value	Dec 31, 2000 Falling due under one year	within one to five years	over five years	Book value
Payments on account received in respect of orders	764	2	–	766	595	2	–	597
Other liabilities due to								
– subsidiaries	82	–	–	82	108	–	–	108
– joint ventures	10	–	–	10	40	–	–	40
– associates	–	2	–	2	–	–	–	–
– other companies in which an investment is held	2	–	–	2	3	–	–	3
Liabilities relating to derivative financial instruments	635	79	25	739	547	54	–	601
Liabilities relating to								
– taxes on income	29	–	–	29	6	–	–	6
– other taxes	573	–	274	847	633	–	229	862
– social security	365	4	–	369	370	7	2	379
– wages and salaries	780	60	–	840	624	60	23	707
Other liabilities	1,807	270	398	2,475	1,848	186	362	2,396
	5,047	417	697	6,161	4,774	309	616	5,699

Book values shown match the corresponding fair values.

The **derivative financial instruments** have the following **negative fair values**:

	Fair value	
million € Transactions for hedging against	Dec 31, 2001	Dec 31, 2000
– exchange risk from assets through fair value hedges	144	296
– exchange risk from liabilities through fair value hedges	243	76
– interest risk through fair value hedges	53	86
–interest risk through cash flow hedges	141	45
– exchange risk from future cash flows (cash flow hedges)	28	21
Hedging transactions	**609**	**524**
Liabilities arising from ineffective hedging derivatives*	130	77
	739	**601**

* Exchange and interest rate options (caps, collars, floors etc.).

Further details on the derivative financial instruments as a whole are given in note (31) Financial instruments.

(29) Deferred income

	Dec 31, 2001		Dec 31, 2000	
million €	Total	of which with a remaining term of more than one year	Total	of which with a remaining term of more than one year
Special payments from operating lease customers	107	107	30	30
Other items	178	67	174	41
	285	**174**	**204**	**71**

Other information

(30) Cash flow statement

The cash flow statement comprises only Cash and cash equivalents shown in the balance sheet.

Cash flows for the 2001 financial year with prior year comparatives are presented in the cash flow statement analysed into cash inflows and outflows from operating activities, investing activities and financing activities. The cash effects of changes to the scope of consolidation and exchange rate changes are shown separately in the statement.

The change in Cash and cash equivalents from changes in consolidation relates to companies consolidated for the first time that were recorded at cost in previous years.

Cash flows from investing activities include additions to Tangible assets and long-term financial assets as well as to Capitalized development costs. The changes in Leasing and rental assets and in Financial services receivables are also shown here.

Cash flows from financing activities include outflows of funds resulting from dividend payments and redemption of bonds as well as inflows from the Issue of bonds and from the change in other financial liabilities.

(31) Financial instruments

1. Hedging policy and financial derivatives

In conducting its business operations the Volkswagen Group is exposed to fluctuations in prices, interest rates and exchange rates. Corporate policy is to eliminate or limit such risk by means of hedging.

All hedging operations are either centrally co-ordinated or carried out by Group Treasury.

2. Price risk

The international business operations of the Volkswagen Group expose it to fluctuations in exchange rates between foreign currencies and the Euro as well as fluctuations in interest rates on the international money and capital markets.

The general rules applicable to Group-wide exchange and interest rate hedging policy are laid down in an internal code of practice, and are oriented to the "Minimum Requirements for Credit Institutions for the Performance of Trading Transactions" issued by the Federal Banking Supervisory Authority.

Partners in these financial transactions are top-class national and international banks, whose credit worthiness is continually assessed by the leading rating agencies.

2.1 Exchange rate risk

To avoid exchange rate risk, hedge contracts – comprising foreign exchange forward contracts, foreign exchange options and cross-currency interest rate swaps – are used. These transactions relate to the exchange rate hedging of all cash flows in foreign currency arising from operating activities (such as supplies and services rendered). The transactions also relate to hedges of intra-Group financing transactions, where the hedge and transaction are congruent in amount and term.

The Volkswagen Group hedges planned sales revenues and material purchases in foreign currency on a net basis, according to market estimates, over a period of up to 18 months by means of foreign exchange forward contracts. In 2001 hedging related primarily to the US Dollar, the British Pound and the Japanese Yen.

The currency crisis in Argentina has resulted in exchange rate risks which cannot be hedged at present.

2.2 Interest rate risk

An interest rate risk – that is, possible fluctuations in value of a financial instrument resulting from changes in market interest rates – is posed primarily in respect of medium- and long-term fixed-interest receivables and payables. The interest rate hedges and interest rate limiting instruments entered into include interest rate swaps, cross-currency interest rate swaps and other types of interest rate contracts.

In the Volkswagen Group the differing instruments are used depending on market conditions. If financial resources are passed on to subsidiaries within the Volkswagen Group, such resources are structured congruent to their refinancing.

Notional amount of derivative financial instruments

million €	Dec 31, 2001 Remaining term under one year	within one to five years	over five years	Total	Dec 31, 2000 Remaining term over one year	Total
Interest rate swaps*	1,797	6,612	2,309	10,718	6,913	9,794
Interest rate option contracts	1,091	–	–	1,091	256	762
Cross-currency interest rate swaps	3,861	387	–	4,248	220	2,033
Foreign exchange forward contracts	3,099	2	–	3,101	43	2,068
Foreign currency swaps	25	27	–	52	–	150

* In the case of most interest rate swaps, borrowings originally taken up at fixed interest rates were converted to floating interest rate borrowings.

2.3 Market risk

A market risk is posed when price changes on the financial markets positively or negatively affect the value of financial instruments. The market risk of the financial instruments shown in the balance sheet is immaterial, as they include only a small volume of quoted securities.

3. Liquidity risk

A liquidity forecast with a fixed planning horizon, unused lines of credit and globally available tap issue programmes within the Volkswagen Group safeguard liquidity at all times.

4. Risk of default

The theoretical maximum risk of default in respect of the primary financial instruments corresponds to the value of all receivables less the liabilities payable to the same debtors. It is considered that the value adjustment for bad and doubtful receivables covers the effect of the actual risk involved.

The risk of default arising from financial assets involves the risk of defaulting by a contract partner, and therefore as a maximum amounts to the positive fair values relating to each contracting party. Since transactions are only entered into with top-class trading partners, and the risk management system imposes trading limits per partner, the actual risk of default is negligible.

5. Cash flow risk from financial instruments

The cash flow risk is limited by a flexible exchange and interest rate hedging strategy.

(32) Contingent liabilities

million €	Dec 31, 2001	Dec 31, 2000
Liabilities from guarantees	531	440
Liabilities from warranty contracts	208	192
Pledges on company assets as security for third party liabilities	22	9
	761	641

The trust assets and liabilities of the savings and trust entities belonging to the South American subsidiaries not included on the consolidated balance sheet amount to 932 million € (previous year: 1,211 million €).

(33) Legal action

Neither VOLKSWAGEN AG nor any of its Group companies is party to any current or foreseeable legal or arbitration proceedings that may have a material effect on the economic position of the Group or has had such an effect within the last two years. Appropriate provisions are made by the Group company concerned for any financial burdens arising from other legal or arbitration proceedings pending, otherwise adequate insurance repayments are expected.

(34) Other financial obligations

million €	Payable within one year	Payable one to five years	Payable after five years	Total Dec 31, 2001	Total Dec 31, 2000	Payable after one year
Capital commitments in respect of						
– tangible assets	1,470	471	–	1,941	1,400	396
– intangible assets	111	60	–	171	537	234
– investment property	1	26	–	27	–	–
Obligations from						
– agreed loans	57	–	–	57	34	–
– long-term leasing and rental contracts	206	417	212	835	1,300	815
Other financial obligations	626	141	183	950	745	69

(35) Total expenditure for the period

million €	2001	2000
Cost of materials		
Raw materials and supplies, purchased goods and purchased services	**58,144**	**57,578**
Labour cost		
Wages and salaries	10,696	10,274
Social insurance, pension costs and benefits	2,517	2,417
	13,213	**12,691**
	71,357	**70,269**

(36) Average number of employees during the year

	2001	2000
Performance – related wage-earners	161,323	163,661
Time-rate wage-earners	51,393	52,443
Salaried staff	87,886	83,101
	300,602	**299,205**
Apprentices	7,317	7,212
	307,919	**306,417**
Vehicle-producing investments not fully consolidated	16,494	15,998
	324,413	**322,415**

(37) Post balance sheet events

The Argentinian Peso was devalued against the US Dollar on January 6, 2002. The effects of this devaluation are appropriately considered in the consolidated financial statements.

There were no other significant events up to and including February 19, 2002 (the date of release for publication).

(38) Related party disclosures in accordance with IAS 24

Related parties under the terms of IAS 24 are parties which the reporting enterprise has the ability to control or exercise significant influence over, or parties which have the ability to control or exercise significant influence over the reporting enterprise.

The State of Lower Saxony holds 18.2 % of the voting rights of VOLKSWAGEN AG and is represented by two delegate members on the Supervisory Board. Business transactions with the State of Lower Saxony are conducted at standard market terms.

All business transactions with non-consolidated subsidiaries, joint ventures and associates are conducted at standard market terms.

Members of the Board of Management and Supervisory Board of VOLKSWAGEN AG are members of supervisory and management boards of other companies with which VOLKSWAGEN AG has relations in the normal course of business activities. All transactions with the said companies are conducted at terms which are also standard in relation to third parties.

Most of the trading volume between fully consolidated companies of the Volkswagen Group and related parties (non-consolidated subsidiaries, joint ventures and associates) is shown in the following table:

million €	Share	Supplies and services rendered		Supplies and services received	
Related company	in %	2001	2000	2001	2000
Raffay GmbH + Co, Hamburg	100.00	300	375	140	29
Volkswagen Coaching Gesellschaft mbH, Wolfsburg	100.00	84	152	126	99
Svenska Volkswagen AB, Södertälje	50.00	29	50	–	–
Shanghai-Volkswagen Automotive Company Ltd., Shanghai	50.00	713	937	1	1
FAW-Volkswagen Automotive Company, Ltd., Changchun	40.00	465	1,021	11	11
Volkswagen Bordnetze GmbH, Berlin	50.00	1	–	313	287
IAV GmbH Ingenieurgesellschaft Auto und Verkehr, Berlin	50.00	2	1	188	112
Wolfsburg AG, Wolfsburg	50.00	3	8	87	66

Remuneration of the Board of Management and of the Supervisory Board

The remuneration of the members of the Board of Management for the financial year 2001 totalled 17,615,655 € (previous year: 11,915,638 €). As part of the third tranche of the share option plan, the members of the Board of Management subscribed to a further 8,000 convertible bonds with the right to purchase 80,000 ordinary shares in VOLKSWAGEN AG. In total, the members of the Board of Management hold rights to purchase 220,000 ordinary shares in VOLKSWAGEN AG.

The pension provisions for current members of the Board of Management increased in 2001 by 4,236,128 € to 23,525,114 €.

The details of the share option plans are explained in note (23) Capital and reserves.

Retired members of the Board of Management and their surviving dependants received 7,024,611 € (previous year: 6,583,501 €). Provisions for pensions exist for this group of people 67,164,307 € (previous year: 73,530,776 €).

The remuneration of the members of the Supervisory Board of VOLKSWAGEN AG amounted to 2,331,669 € (previous year: 2,180,250 €).

Loans totalling 85,897 € have been granted to members of the Supervisory Board (amount redeemed in 2001: 53,941 €). The loans have an interest rate of 4.0 % and an agreed term of up to 12.5 years.

Wolfsburg, February 19, 2002

VOLKSWAGEN AKTIENGESELLSCHAFT
The Board of Management

Major Group companies

Name, location Automotive Division	Share of capital* in %
VOLKSWAGEN AG , Wolfsburg	
Volkswagen Sachsen GmbH, Mosel	100.00
Volkswagen Bruxelles S.A., Brussels/Belgium	100.00
VOLKSWAGEN SLOVAKIA, a.s., Bratislava/Slovakia	100.00
Volkswagen Navarra, S.A., Arazuri (Navarra)/Spain	100.00
AUTOEUROPA-AUTOMÓVEIS LDA., Palmela/Portugal	100.00
Volkswagen Motor Polska Sp.z o.o., Polkowice/Poland	100.00
Volkswagen-Audi España, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00
VOLKSWAGEN Group United Kingdom Ltd., Milton Keynes/Great Britain	100.00
Groupe VOLKSWAGEN France s.a., Villers-Cotterêts/France	100.00
Volkswagen Transport GmbH & Co. OHG, Wolfsburg	100.00
VW Kraftwerk GmbH, Wolfsburg	100.00
Automobilmanufaktur Dresden GmbH, Dresden	100.00
Volkswagen Poznań Sp.z o.o., Poznań/Poland	100.00
AUDI AG, Ingolstadt	99.01
AUDI HUNGARIA MOTOR Kft., Györ/Hungary	100.00
COSWORTH TECHNOLOGY LIMITED, Northampton/Great Britain	100.00
Automobili Lamborghini Holding S.p.A., Sant'Agata Bolognese/Italy	100.00
AUTOGERMA S.p.A., Verona/Italy	100.00
SEAT, S.A., Barcelona/Spain	100.00
Seat Deutschland GmbH, Mörfelden-Walldorf	100.00
Gearbox del Prat, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00
ŠKODA AUTO a.s., Mladá Boleslav/Czech Republic	100.00
Škoda Auto Deutschland GmbH, Weiterstadt	100.00
ŠKODA AUTO Slovensko s.r.o., Bratislava/Slovak Republic	100.00
ŠKODA AUTO Polska, S.A., Poznań/Poland	51.00

* In the case of all companies except SCANIA the voting rights correspond to the capital share.

Name, location	Share of capital* in %
ROLLS-ROYCE & BENTLEY MOTOR HOLDINGS LIMITED, Crewe/Great Britain	100.00
VOLKSWAGEN OF AMERICA, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Canada Inc., Ajax, Ontario/Canada	100.00
Volkswagen de Mexico, S.A. de C.V., Puebla/Pue./Mexico	100.00
Volkswagen do Brasil Ltda., São Bernardo do Campo, SP/Brazil	100.00
Volkswagen Argentina S.A., Buenos Aires/Argentina	100.00
Volkswagen of South Africa (Pty.) Ltd., Uitenhage/South Africa	100.00
VOLKSWAGEN Group Japan K.K., Toyohashi/Japan	100.00
Fahren Tokyo K.K., Tokyo/Japan	100.00
Audi Japan K.K., Tokyo/Japan	100.00
Shanghai-Volkswagen Automotive Company Ltd., Shanghai/PR of China **	50.00
FAW-Volkswagen Automotive Company, Ltd., Changchun/PR of China **	40.00
Volkswagen (China) Investment Company Ltd., Beijing/ PR of China	100.00
VOLKSWAGEN GROUP AUSTRALIA PTY LTD, Sydney/Australia	100.00
Coordination Center Volkswagen S.A., Brussels/Belgium	100.00
Volkswagen International Finance N.V., Amsterdam/Netherlands	100.00
Volkswagen Investments Ltd., Dublin/Ireland	100.00
gedas Group, Berlin	100.00
VW Versicherungsvermittlungs-GmbH, Wolfsburg	66.67
SCANIA AB, Södertälje/Sweden***	18,70

* In the case of all companies except SCANIA the voting rights correspond to the capital share.
** Joint ventures are accounted for using the equity method.
*** The holding in SCANIA carries 34.0 % of the voting rights with it.

Name, location Financial Services Division	Share of capital in %
Volkswagen Financial Services AG, Braunschweig	100.00
Volkswagen Leasing GmbH, Braunschweig	100.00
Volkswagen Bank GmbH, Braunschweig	100.00
Volkswagen-Versicherungsdienst GmbH, Wolfsburg	100.00
VOLKSWAGEN FINANCE, S.A., Alcobendas (Madrid)/Spain	100.00
Volkswagen Finance S.A., Villers-Cotterêts/France	100.00
FINGERMA S.p.A., Verona/Italy	100.00
Volkswagen Financial Services (UK) Ltd., Milton Keynes/Great Britain	100.00
Volkswagen Financial Services N.V., Amsterdam/Netherlands	100.00
Volkswagen Financial Consultant Service K.K., Tokyo/Japan	100.00
VOLKSWAGEN FINANCE JAPAN K.K., Tokyo/Japan	100.00
ŠkoFIN s.r.o., Prague/Czech Republic	100.00
VW CREDIT, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Financial Services, S.A. de C.V., Puebla/Pue./Mexico	100.00
Financial services companies in Brazil, São Paulo/Brazil	100.00
Financial services companies in Argentina, Buenos Aires/Argentina	100.00
EUROPCAR INTERNATIONAL S.A., St. Quentin-en-Yvelines/France	100.00

Auditors' report

"We have audited the consolidated financial statements of VOLKSWAGEN AKTIENGESELLSCHAFT, Wolfsburg, consisting of the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements for the business year from January 1 to December 31, 2001. The preparation and the content of the consolidated financial statements according to the International Accounting Standards of the IASB (IAS) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion, based on our audit, whether the consolidated financial statements are in accordance with IAS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland e. V. (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with IAS.

Our audit, which according to German auditing regulations also extends to the Group management report prepared by the Board of Management for the business year from January 1 to December 31, 2001, has not led to any reservations. In our opinion, on the whole the Group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Group management report for the business year from January 1 to December 31, 2001 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the Group management report in accordance with German accounting law."

Hanover, February 20, 2002

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Eichner	Dr. Heine
Wirtschaftsprüfer	Wirtschaftsprüfer

Volkswagen Group

	German Commercial Code				
	1992	1993	1994	1995	1996
Volume Data (thousands)					
Vehicle sales (units)	**3,433**	**2,962**	**3,108**	**3,607**	**3,994**
Germany	1,211	914	901	937	958
Abroad	2,222	2,048	2,207	2,670	3,036
Production (units)	**3,500**	**3,019**	**3,042**	**3,595**	**3,977**
Germany	1,929	1,411	1,425	1,526	1,591
Abroad	1,571	1,608	1,617	2,069	2,386
Workforce (yearly average)	**273**	**253**	**238**	**257**	**261**
Germany	164	150	141	143	139
Abroad	109	103	97	114	122
Financial Data in million €					
Income Statement					
Sales revenue	**43,666**	**39,158**	**40,924**	**45,055**	**51,192**
Cost of sales	40,471	36,362	37,181	41,261	46,274
Gross profit	**3,195**	**2,796**	**3,743**	**3,794**	**4,918**
Distribution costs	2,895	3,019	3,242	3,624	4,244
Administrative expenses	1,184	1,213	1,250	1,211	1,360
Other operating income less other operating expenses	824	400	672	1,100	883
Financial result	368	200	313	510	811
Profit or loss before tax	**308**	**– 836**	**236**	**569**	**1,008**
Income tax expense	233	156	159	397	661
Profit or loss after tax	**75**	**– 992**	**77**	**172**	**347**
Cost of materials	**28,027**	**24,302**	**24,660**	**26,672**	**31,463**
Labour cost	**10,611**	**9,657**	**9,389**	**9,717**	**10,588**
Balance Sheet at December 31					
Non-current assets	17,804	16,900	16,040	16,288	18,480
of which: leasing and rental assets	3,780	3,843	4,210	5,265	6,196
Current assets	20,520	23,427	25,264	26,572	29,733
Prepayments and deferred charges	168	218	154	128	139
Total assets	**38,492**	**40,545**	**41,458**	**42,988**	**48,352**
Capital and reserves	9,274	7,915	7,280	6,470	6,810
Provisions	11,355	13,249	14,520	16,229	18,420
Liabilities	17,502	18,880	19,071	19,339	21,472
Deferred income	361	501	587	950	1,650
Total equity and liabilities	**38,492**	**40,545**	**41,458**	**42,988**	**48,352**
Capital investments (excluding leasing and rental assets)	**4,731**	**2,475**	**2,889**	**3,509**	**4,470**
Additions to leasing and rental assets	**3,139**	**2,780**	**2,956**	**3,721**	**3,906**
Cash flow	**6,176**	**4,639**	**6,032**	**5,317**	**5,669**

Volkswagen Group

	German Commercial Code			IAS[1]	
	1997	1998	1999	2000	2001
Volume Data (thousands)					
Vehicle sales (units)	**4,250**	**4,748**	**4,923**	**5,165**	**5,107**
Germany	993	1,153	1,104	1,019	969
Abroad	3,257	3,595	3,819	4,146	4,138
Production (units)	**4,291**	**4,823**	**4,853**	**5,156**	**5,108**
Germany	1,619	1,983	1,879	1,830	1,886
Abroad	2,672	2,840	2,974	3,326	3,222
Workforce (yearly average)	**275**	**294**	**306**	**322**	**324**
Germany	144	153	159	163	167
Abroad	131	141	147	159	157
Financial Data in million €					
Income Statement					
Sales revenue	**57,901**	**68,637**	**75,167**	**83,127**	**88,540**
Cost of sales	51,603	60,111	66,646	71,130	75,586
Gross profit Automotive Division	**6,298**	**8,526**	**8,521**	**11,997**	**12,954**
Gross profit Financial Services Division				**1,213**	**1,328**
Distribution costs	4,615	5,515	6,107	7,080	7,554
Administrative expenses	1,422	1,589	1,705	2,001	2,154
Other operating income less other operating expenses	639	844	732	– 105	850
Operating profit				**4,024**	**5,424**
Financial result	1,066	949	1,080	– 305	– 1,015
Profit before tax	**1,966**	**3,215**	**2,522**	**3,719**	**4,409**
Income tax expense	1,270	2,068	1,678	1,105	1,483
Profit after tax	**696**	**1,147**	**844**	**2,614**	**2,926**
Cost of materials	**34,862**	**43,116**	**46,250**	**57,578**	**58,144**
Labour cost	**10,577**	**11,482**	**11,967**	**12,691**	**13,213**
Balance Sheet at December 31					
Non-current assets	20,204	23,466	28,171	29,297	32,330
Leasing and rental assets	6,547	7,068	9,058	4,783	7,284
Current assets[2]	31,667	36,473	38,860	58,186	64,432
Prepayments and deferred charges	95	63	87	299	378
Total assets	**51,966**	**60,002**	**67,118**	**92,565**	**104,424**
Capital and reserves	7,322	9,584	10,073	21,371	23,995
Minority interests				49	53
Provisions[2]	19,134	20,674	21,569	23,223	24,081
Liabilities	24,022	28,227	33,529	47,718	56,010
Deferred income	1,488	1,517	1,946	204	285
Total equity and liabilities	**51,966**	**60,002**	**67,118**	**92,565**	**104,424**
Cash flows from operating activities	**5,033**	**7,114**	**7,537**	**9,210**	**10,038**
Cash flows from investing activities	**3,954**	**5,313**	**6,941**	**14,563**	**15,191**
Cash flows from financing activities	**6,228**	**8,592**	**8,575**	**4,751**	**6,983**

[1] The financial statements drawn up in accordance with International Accounting Standards (IAS) are not comparable with figures prepared in accordance with the German Commercial Code (HGB).
[2] Including deferred taxes.

Scheduled Dates, Contacts

Scheduled dates:

Annual General Meeting 2002: (Congress Centrum Hamburg)	April 16
Dividend payment 2002:	April 17
Interim Report January to March 2002:	May 3
Interim Report January to June 2002:	July 30
Interim Report January to September 2002:	October 30

Published by:

VOLKSWAGEN AG
Finanz-Analytik und -Publizität
Brieffach 1848-2
38436 Wolfsburg
Germany
Phone: + 49 53 61 9-0
Fax: + 49 53 61 9-2 82 82

Investor Relations:

VOLKSWAGEN AG
Investor Relations
Brieffach 1849
38436 Wolfsburg
Germany
Phone: + 49 53 61 9-4 98 43
Fax: + 49 53 61 9-3 04 11

The Annual Report for 2001
is published in English and German.
The Report will also be available
from March on the Internet:
http://www.volkswagen-ir.de

ISSN 0933-7504

1058.809.465.20
Printed in Germany

VOLKSWAGEN AG
Investor Relations
17C Curzon Street
London W1J 5HU
Phone: + 44 20 7290 7820
Fax: + 44 20 7629 2405

Published by:
VOLKSWAGEN AG
Finanz-Analytik und -Publizität
Brieffach 1848-2
38436 Wolfsburg
Germany
Phone: + 49 53 61 9-0
Fax: + 49 53 61 9-2 82 82